SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Integrated **Report** 2023



Braskem

Summary

2023

Braskem

About *this Report*

GRI 2-1, GRI 2-2, GRI 2-3, GRI 2-4, GRI 2-5, GRI 2-14

Braskem is a publicly traded company incorporated under Brazilian laws, with its administrative headquarters in the city of Camaçari (Brazil) and global operations across four continents.

We publish our Integrated Report 2023, drawn up with the participation of our executives and directors, meeting the standards of the Integrated Reporting Framework (IR) and in compliance with the requirements of the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB) and the GHG Protocol Program, also in compliance with Resolution No. 14 of the Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM), dated December 9, 2020. The Report has been subjected to limited assurance conducted by independent auditor KPMG.

The 2023 Integrated Report covers the period from January 1 to December 31, 2023. It includes those companies over which Braskem has operational control and/or those companies whose information forms part of the consolidated information within its Financial Statements, excluding the subsidiaries Cetrel S.A., Wise Plásticos Ltda. and ER Plastics B.V., and their subsidiaries for social and environmental indicators. Cetrel S.A. and its subsidiaries were only included in greenhouse gases (GHG) emission indicators.

(1) According to the Brazilian GHG Protocol Program, in the operational control approach, an organization is responsible for 100% of the GHG emissions of the units over which it has operational control, not responsible for those arising from operations in which it only has corporate participation.

For the fourth consecutive year, we are presenting to our stakeholders a report with concise and measurable information, observing best practices in corporate governance and sustainability. In this edition, we have revised the reporting structure to reinforce the integration of our value creation strategy and the various kinds of capital (financial, human, intellectual, natural, manufactured, and social and relationship) relevant to our business, based on the material themes for the company.

In order to keep the document concise, we highlight some of the indicators, and we also store all public data in our Indicator Center. Changes to previously published data are presented throughout this report.

We want to
hear from you!

Questions, comments, and suggestions can be directed to **braskem-ri@braskem.com.br** or **www.braskem.com.br/usa/contact-us.**

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02
Messages and Highlights of 2023
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Message from the *business leader*

GRI 2-22

Dear readers,

Braskem has clear objectives for the future and we will achieve them by strengthening relationships of trust with members, customers, suppliers, partners, shareholders, investors and many other interested parties, who are fundamental in this journey. We believe that the development potential of human beings and their relationships, combined with technology and innovation, are key elements in the transition to a circular, carbon-neutral future.

In the year 2023, we observed a challenging petrochemical scenario. The increase in the supply of products with the continuous start-up of new polyethylene and polypropylene capacities, mainly in the United States and China, in addition to the lower level of global consumption, impacted chemical and petrochemical spreads in the international market, influencing the industry profitability globally.

In this context, we focused our efforts on actions to preserve the company's financial health, prioritizing high-value-added investments in our growth avenues. We also advance in initiatives that seek to leverage our business towards a resilient, competitive, innovative and sustainable future, with a close eye on human beings.



Roberto Bischoff
Braskem business leader

Non-negotiable values

Safety and well-being of people in our actions are non-negotiable values for us. We ended the year with an accident frequency of 1.08 per million man-hours worked, in line with the performance of the best companies in the sector in the world. In 2023, we strengthened our Human Reliability Program, training an additional 1,900 people on workplace safety.

The efforts of our diversity, equity and inclusion program have led to the maintenance of 33% women in leadership and the preservation of 33% black members globally. This is due to the various affirmative and training actions that we have implemented in all the regions we operate, with emphasis on Global Diversity Week, which had more than 9,600 participants and addressed topics such as gender inequality, racial issues, LGBTQIA+ issues and multiculturalism. As a result of the program's initiatives, as well as the comprehensive health programs, we maintained a good level of member perception of aspects of the work environment.

Braskem's priority is people's safety, including the communities surrounding our operations. From 2019 to the present, we have reinforced our commitment to Maceió and its citizens. We recognize the social impact caused and, therefore, four years ago we focused on the preventive relocation of vacated areas together with the authorities and signed agreements to develop a set of actions and programs to repair, mitigate and compensate for the effects of subsidence of the soil in Maceió. To date, 99.6% of families have already been relocated from the areas planned by the Municipal Civil Defense in 2020, and around 99.8% of residents and traders have also received compensation proposals, 95% of which have already been paid. At the end of 2023, after an atypical microseismic activity in Maceió, there was an abrupt rise to the surface of one of the cavities we monitored, with direct impacts restricted to its location, within the protection area defined together with the authorities, which was already unoccupied since April 2020.

Long-term value creation

Our value creation journey is guided by three avenues of growth: traditional business, renewables and circular economy. In 2023, we made progress in each of them, with the implementation of investments and partnerships already established. I highlight here the completion of the project to expand 30% of bioethene capacity in Brazil, which added 60 thousand tons per year to production.

In the traditional business avenue, we aim to decarbonize current assets, achieving a 15% reduction in greenhouse gas (GHG) emissions, scopes 1 and 2, by 2030[1]. In 2023, we implemented several initiatives that totaled 333 thousand tons per year in emissions reductions from 2024 onwards. These efforts, added to a lower operating rate of our operations in 2023, resulted in emissions volume of around 9.9 million tons of GHG (scopes 1 and 2), with 80% of the electrical energy purchased coming from renewable or clean sources.

(1) The base year is the average volume of GHG emissions, scopes 1 and 2, for the years 2018, 2019 and 2020. Results are measured using the average of the last three years.

In the bio-based avenue, our objective is to expand production capacity to 1 million tons by 2030. Thus, in addition to having completed the expansion of bio-ethylene capacity in Brazil, we formed the BraskemSiam, joint venture together with SCG Chemicals, with the objective of building a bio-ethylene plant in Thailand. The operation, which is currently at study-phase, will have the capacity to produce around 200 thousand tons per year and will feature EtE EverGreen™, Braskem's proprietary technology for converting ethanol into ethylene, which was licensed in partnership with Lummus Technology LCC, a leading company in licensing proprietary technologies in the petrochemical sector.

Finally, our joint venture with Sojitz Corporation, Sustainea, produced the first bioPET bottle, a material made from renewable raw materials, which passed regulatory tests.

In 2023, the sales volume of I'm green™ bio-based polyethylene decreased 13% due to the scheduled maintenance shutdown and completion of the ramp-up process of the capacity expansion project in Brazil.

In the circular economy growth avenue, we want to expand sales of products with recycled content to 1 million tons by 2030. Thus, we took important steps in our Wenew ecosystem, a brand that includes our circular products, technologies and initiatives. We completed the acquisition of Wise Plásticos S.A., a Brazilian company in the recycling segment, now holding a 61.1% equity interest in the company. With this, we now have 25 thousand tons of resin production capacity with recycled content. Finally, we signed an agreement with Vitol and Nexus Circular to supply circular raw materials from the chemical recycling process.

In 2023, sales of products with recycled content were 65.6 thousand tons, an increase of 25% compared to the previous year.

Levers for the future

Our strategic objectives include continually strengthening competitiveness, productivity, sustainability and innovation in our business. These are the strategic pillars that put us on the path to finding solutions for a more sustainable future.

In 2023, in terms of competitiveness and productivity, I highlight the progress in the construction of ethane import terminal for our operations in Mexico, with physical progress of 52% and total disbursement of US$105 million[2] since the start of the project in 2022. The terminal is being built through the joint venture Terminal Química Puerto México (TQPM), formed by Braskem Idesa and Advario.

Regarding sustainability, we achieved 31% of our objectives for 2030, considering the seven dimensions of action that cover material topics for our business. Added to the good performance in GHG emissions, this progress is explained by the better performance in process safety and in our social responsibility and human rights indicators over recent years. In 2023, we benefited more than 350 thousand people through social investments and implemented 98% of plans to mitigate high and medium risks in human rights[3].

(2) Considers the reimbursement made by Advario in the amount of US$56 million and includes Value Added Tax (VAT).
(3) Based on due diligence conducted in 2021.

Innovation in our business includes a portfolio of projects that aim to deliver sustainable solutions with high added value through chemistry and plastic. In 2023, we ended the year with 140 projects, of which 121 had potential positive impacts on sustainable development. To this end, we disbursed around R$554 million in expenses and investments aimed at innovation, which represents an increase of almost 8% compared to the previous year.

Regarding digitalization, at the end of the year, we had more than 70 digital products, which capture a recurring value of R$700 million, an increase of 40% compared to 2022.

The amount disbursed for innovation includes the construction of the innovation center for renewable routes in Lexington, in the United States, which is in the final construction phase. With this, we add another unit to Braskem's six technology and innovation centers around the world.

Resilience and financial health

Given the industry's down cycle scenario, in addition to prioritizing investments, we focus on initiatives to maximize cash generation to support current operations and assets, but also to seek the growth of our business.

Therefore, we ended 2023 with a cash position of US$3.6 billion and another US$1 billion in revolving credit line, a level of liquidity sufficient to cover debt maturities for the next six years. This result is the consequence of an effort in continuous initiatives to optimize working capital on its multiple fronts: inventories, suppliers, accounts receivable.

From an operational point of view, we seek to reinforce our leadership position in the sector by optimizing our commercial strategy and maximizing global synergies, prioritizing sales and markets with higher added value and a better product mix. In managing our fixed and variable cost structure, we were focused on initiatives to optimize our production to make it more competitive, such as cross-cutting goals to reduce fixed costs, renegotiation of contracts with suppliers, reassessment of our cost management strategy, assets, among others. As a result, we took, for example, the decision to hibernate the polypropylene production line at the Marcus Hook plant in Pennsylvania.

In 2023, we seek the resilience of our business, while prioritizing our efforts in implementing high-value investments. This work resulted in positive advances throughout the year, increasingly directing our actions towards achieving the results expected from our strategy. In the coming year, we will continue to seek to create long-term value for all stakeholders. In this way, Braskem reinforces its role and contribution to promoting development sustainable.

Roberto Bischoff
Braskem business leader

Message from the chairman *of the Board of Directors*

GRI 2-22

Dear readers,

Today, society is experiencing a challenging global scenario. At the same time as they face socioeconomic and geopolitical issues around the world, such as wars, inflationary pressures, rising costs of living and humanitarian crises, they are also looking for solutions to address the climate crisis that is materializing. Added to this, the chemical and petrochemical industry is going through a period of lower profitability, due to the entry of new production capacities and slowed demand.

With an eye on these issues and the creation of value in the long term, in 2022 we approved the review of Braskem's corporate strategy, which established pillars, foundations and growth avenues with ambitions and objectives for 2030 and 2050, integrated with sustainable development principles. In the year 2023, the board of directors remained attentive to Braskem's management and, through our governance structure, was able to monitor and participate in the company's progress towards this new vision, which kept its eye on the future even in the face of challenges of short term.

High return investments

Given the current situation in the petrochemical industry, Braskem implemented structuring actions to mitigate the effects on the profitability of its business, seeking resilience and financial health. Regarding investments in growth avenues, the company prioritized the allocation of capital to those whose returns were more attractive, seeking to optimize them through partnerships.

We also approved financing of US$408 million for the construction of the ethane import terminal in Mexico, which will expand Braskem's production capacity in the region. Financing occurs through the company Terminal Química Puerto México, jointly with Braskem Idesa formed jointly by partner Advario, company specialized in port terminals with a focus on infrastructure and logistics for storing liquid products in bulk.

Finally, in line with the objectives of the bio-based growth avenue, the company expanded its technology and innovation structure, evolving in the construction of another research center for renewable solutions in the United States. With this new center, located in Lexington (USA), it will be possible to leverage the development of technologies in initial projects, related to biotechnology and catalysis, contributing to Braskem's carbon neutrality objective.



José Mauro Mettrau Carneiro da Cunha
chairman of the Board of Directors

Commitment to foundations

The perpetuity and growth of the business are combined with the bonds built with interested parties based on ethical, honest and transparent behavior in all our decisions. Acting in accordance with the law and best governance practices is paramount. In 2023, Braskem continues to advance its compliance system: we maintained the ISO 37001 certificate, which assesses the adoption of practices that mitigate the risk of corruption, and we maintained a score of 9.9 in the Ethos Institute assessment, remaining above average of the sector (6.6).

The company's progress in relation to compliance practices is recognized: in that same year, external monitoring applied by the Comptroller General of Brazil was completed and the level of updating of Braskem's system was once again confirmed – this was the last instance that maintained monitoring in the company. In 2020, the Federal Public Ministry, the United States Department of Justice and the American capital market regulatory body, the SEC, had already completed their respective monitoring and certified Braskem's compliance practices.

Commitment to people's safety is a non-negotiable value for Braskem. Therefore, the board of directors closely monitors the progress of the company's actions in relation to soil subsidence in Maceió. The company has been diligent and transparent in its actions, strictly complying with the agreements established with the authorities and being accountable to interested parties. Faced with the collapse of one of the cavities monitored in an unoccupied protection area, Braskem declared consistency in its actions, reinforcing its commitments to the region.

Sustainable growth

Over the past few years, we have actively participated in building Braskem's strategy and its progress towards sustainable growth. The planned investments are already showing their first results: in 2023, the company consolidated its stake in Wise Plásticos, which contributed to the increase in sales of the recycled business, reaching a growth of 25% compared to the previous year. Regarding innovation, Braskem's corporate ventures company, Oxygea, has already evaluated more than 500 potential investments and already has several start-ups.

The bio-based business advances with several initiatives in the portfolio. Among them, the recently created BraskemSiam, a joint venture in partnership with SCG Chemicals to expand the production of green ethanol in Thailand. Sustainea, a joint venture in partnership with Sojitz, also showed progress: in 2023, a first bioPET bottle was produced and passed regulatory tests.

Furthermore, the company's management proved resilient during the year, making short-term decisions in balance with long-term value creation. Thus, at the end of the year, the company closed its cash position of US$3.6 billion and with an extended debt profile.

The company remains committed to integrating sustainable development into its strategy, seeking to address the impacts of its operations through economically viable processes, decisions and investments that capture opportunities and mitigate risks. As a result, Braskem remains focused on the perpetuity of the business and generating positive results for all interested parties.

José Mauro Mettrau Carneiro da Cunha
chairman of the Board of Directors

Key *figures of 2023*

Human Capital

33% women in leadership and **33%** black team members globally.

1.08 accidents per million man-hours worked.

Natural Capital

9.9 million tons of greenhouse gas emissions (scopes 1 and 2).

53 million tons of plastic recovered.

Manufactured Capital

Expansion to **260 thousand** tons of bio-ethylene in Brazil (Rio Grande do Sul).

Consolidation of Wise Plásticos, with **25 thousand** tons of PCR production capacity.

Financial Capital

ISO 37.001 **recertification** and completion of AGU/CGU[1] monitoring.

Cash position of **US$3.6 billion** billion and with an extended debt profile.

(1) Attorney General of the Union/Comptroller General of the Union.

Social and Relationship Capital

More than **350 thousand** people benefited from social investments.

Maintaining **"strong"** trust according to the RepTrak methodology.

Intellectual Capital

R$554 million in disbursements for innovation.

82% in the **Sustainability Index**, with 121 projects with a positive impact on sustainable development.

Braskem



Who *we are*

GRI 2-1, GRI 2-6, GRI 2-7

Braskem is a global, human-oriented, and forward-thinking petrochemical company, which develops strong relationships and whose purpose is to improve the quality of people's lives by creating sustainable solutions in chemicals and plastics.

Currently, we are the sixth largest petrochemical company in the world in terms of production capacity of thermoplastic resins, with 40 industrial units distributed throughout Brazil, the United States, Germany, and Mexico. We are also a leader and pioneer in the production of biopolymers made from sugarcane ethanol on an industrial scale and the largest producer of thermoplastic resins in the Americas.

At Braskem, we believe that innovation is the best way to establish a new relationship with the planet and generate a positive impact on society. Therefore, we integrated innovation as pillar of our corporate strategy. In 2023, we continued to consolidate our commitment to the circular economy and carbon neutrality.

Performance map

GRI 2-6, GRI 2-7

+8,500 team members.

Present in **11 countries.**

40 industrial unities and **2 recycling** facilities.

14 comercial offices.

Costumers in over **71 countries.**

6 innovation centers and 1 in final stage of construction.

Annual production capacity of **12 million** de tons of chemicals[1] and **9.3 million** tons of thermoplastic.

(1) Includes ethylene, caustic soda, chlorine, EDC and other chemicals.

Annual production capacity of **260 thousand** tons of bioproducts.

Net revenue: **US$14.1 billion** in 2023.

Market value: **US$3.6 billion** (12/31/2023).



Mexico
1 1
4
South America
5
Argentina, Chile, Peru, Colombia and Brazil
Netherlands
1 1
Germany
2 1
India and Singapore
2
Japan
1
United States
2 2(1)
5
Brazil
4 1
29 3
UNDER DEVELOPMENT
BraskemSiam

Commercial office

Industrial plants

Recycling facilities

Innovation center

Representative Office

(1) Lexington Center in final stage of construction.

Capacity production:

Green (Brazil):
- Ethylene: 3,752 kt/year
- Bioethylene: 260 kt/year
- PE: 3,055 kt/year
- PP: 1,850 kt/year
- PVC: 710 kt/year
- Chlorine: 400 kt/year
- Caustic soda: 460 kt/year
- PCR: 45 kt (annual capacity of the plastic's recycling facilities)

Yellow:
- PP: 625 kt/year
- PCR: 23 kt/year

Orange:
- PP: 2,020 kt/year

Blue:
- PE: 1,050 kt/year

Our *supply chain*

GRI 2-6

Through non-renewable, renewable, and recycled raw materials, we offer a broad portfolio. The chemical and plastic products produced by our plants are then transformed by our clients, in more than 70 countries, into applications in various sectors that are essential for everyday life. In Brazil and Mexico, we operate in the first-generation and second-generation petrochemical industries, with integrated operations. In the United States and Europe, our operations are supplied directly with feedstock for the second-generation.


1st generation
Basic petrochemicals
2nd generation
Thermoplastic resins
Non-renewable
EXTRACTION
Renewable
Chemical recycling(1)
(1) Technological route under development.
Mechanical recycling
3rd generation
Converters
POST-CONSUMPTION
FINAL PRODUCTS

Our *products*

GRI 2-6

We develop solutions for various market segments, such as healthcare, mobility, packaging and consumer goods, infrastructure, housing, water supply and sanitation, agriculture, food, and many more. These products embody our purpose, which is to improve people's lives by creating sustainable solutions in plastics and chemicals.

As a business strategy, we use innovation to achieve our goal of being a benchmark for sustainable development in the petrochemical sector, working across several fronts to amplify positive impacts and control or mitigate any negative impacts of our processes or products, whether it be combating climate change, eliminating plastic waste, or promoting human rights.

In developing new technologies, products, applications, and business models, we seek solutions that consider the entire value chain, whether by encouraging the use of circular design, supported by the Design for Environment methodology[1], or through Life Cycle Assessment (LCA)[2] or compliance certifications with international standards.

LEARN MORE About our Wenew portfolio, Braskem's circularity ecosystem.

LEARN MORE About our I'm green™ bio-based portfolio.

(1) A design approach that focuses on reducing the overall impact of a product, process or service on health and the environment, where the impacts, throughout a life cycle, are taken into account.
(2) Technique for evaluating and quantifying potential environmental impacts associated with a product or process.

Health

Mobility

Packaging and consumer goods

Infrastructure, housing, water availability, and sanitation

Agriculture and food

Click on the segments beside to see the products.



Our *products*

GRI 2-6

We develop solutions for various market segments, such as healthcare, mobility, packaging and consumer goods, infrastructure, housing, water supply and sanitation, agriculture, food, and many more. These products embody our purpose, which is to improve people's lives by creating sustainable solutions in plastics and chemicals.

As a business strategy, we use innovation to achieve our goal of being a benchmark for sustainable development in the petrochemical sector, working across several fronts to amplify positive impacts and control or mitigate any negative impacts of our processes or products, whether it be combating climate change, eliminating plastic waste, or promoting human rights.

In developing new technologies, products, applications, and business models, we seek solutions that consider the entire value chain, whether by encouraging the use of circular design, supported by the Design for Environment methodology[1], or through Life Cycle Assessment (LCA)[2] or compliance certifications with international standards.

LEARN MORE — About our Wenew portfolio, Braskem's circularity ecosystem.

LEARN MORE — About our I'm green™ bio-based portfolio.

(1) A design approach that focuses on reducing the overall impact of a product, process or service on health and the environment, where the impacts, throughout a life cycle, are taken into account.
(2) Technique for evaluating and quantifying potential environmental impacts associated with a product or process.

Health

Braskem products used

- PP
- PE
- Butadiene
- Sodium hypochlorite
- PVC

Applications

PP: syringe, masks, surgical gowns, caps and protectors, non-woven fabric for diapers and sanitary pads.

PE: pharmaceutical packaging and disposable diapers (one layer of the structure).

Butadiene: feedstock for synthetic rubber used in protective gloves.

Sodium hypochlorite: cleaning and sterilization.

PVC: medicine blisters, blood and serum bags, hospital floors and coverings, as they do not proliferate bacteria and are hypoallergenic.

Benefits

Greater durability and impact resistance, lower cost, lightness and hygiene.







Back to top

Mobility
Packaging and consumer goods
Infrastructure, housing, water availability, and sanitation
Agriculture and food

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Braskem
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06
07
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Our *products*

GRI 2-6

We develop solutions for various market segments, such as health-care, mobility, packaging and consumer goods, infrastructure, housing, water supply and sanitation, agriculture, food, and many more. These products embody our purpose, which is to improve people's lives by creating sustainable solutions in plastics and chemicals.

As a business strategy, we use innovation to achieve our goal of being a benchmark for sustainable development in the petrochemical sector, working across several fronts to amplify positive impacts and control or mitigate any negative impacts of our processes or products, whether it be combating climate change, eliminating plastic waste, or promoting human rights.

In developing new technologies, products, applications, and business models, we seek solutions that consider the entire value chain, whether by encouraging the use of circular design, supported by the Design for Environment methodology[1], or through Life Cycle Assessment (LCA)[2] or compliance certifications with international standards.

LEARN MORE — About our Wenew portfolio, Braskem's circularity ecosystem.

LEARN MORE — About our I'm green™ bio-based portfolio.

(1) A design approach that focuses on reducing the overall impact of a product, process or service on health and the environment, where the impacts, throughout a life cycle, are taken into account.
(2) Technique for evaluating and quantifying potential environmental impacts associated with a product or process.

Health

Back to top

Mobility

Braskem products used

- PE
- PP
- Paraxylene
- Cumene
- Propene
- Benzene
- BTE oil and I'm green™ bio-based polyethylene
- Solvents
- PVC
- Fuel







Applications

PE: fuel tank, bucket protector and reservoirs (which can also be used I'm green™ bio-based polyethylene).

PP: compounds for door and instrument panels, bumpers, column covers, air ducts, wheel covers, sills and trims.

Paraxylene: feedstock for polyester fibers used in coverings and seat belts.

Cumene: feedstock for phenolic resins that are used in the tire and rubber industry (seals).

Propene: feedstock for the production of PP and ABS used in panels, rear view mirrors, etc.

Benzene: raw material for synthetic rubbers used in hoses, belts, profiles, etc.

BTE oil: feedstock for tire formulation and for the production of carbon black used in the pigmentation of artifacts and rubbers.

Solvents: automotive paints.

PVC: interior linings, automotive greases and truck tarpaulins.

Fuel: automotive gasoline, boosters and blendstocks.

Benefits

More passenger safety, corrosion protection, fuel economy of fuel, and lower rate of emissions of pollutants into the atmosphere.

Packaging and consumer goods

Infrastructure, housing, water availability, and sanitation

Agriculture and food

Our *products*

GRI 2-6

We develop solutions for various market segments, such as healthcare, mobility, packaging and consumer goods, infrastructure, housing, water supply and sanitation, agriculture, food, and many more. These products embody our purpose, which is to improve people's lives by creating sustainable solutions in plastics and chemicals.

As a business strategy, we use innovation to achieve our goal of being a benchmark for sustainable development in the petrochemical sector, working across several fronts to amplify positive impacts and control or mitigate any negative impacts of our processes or products, whether it be combating climate change, eliminating plastic waste, or promoting human rights.

In developing new technologies, products, applications, and business models, we seek solutions that consider the entire value chain, whether by encouraging the use of circular design, supported by the Design for Environment methodology[1], or through Life Cycle Assessment (LCA)[2] or compliance certifications with international standards.

LEARN MORE About our Wenew portfolio, Braskem's circularity ecosystem.

LEARN MORE About our I'm green™ bio-based portfolio.

(1) A design approach that focuses on reducing the overall impact of a product, process or service on health and the environment, where the impacts, throughout a life cycle, are taken into account.
(2) Technique for evaluating and quantifying potential environmental impacts associated with a product or process.

Health
Mobility
Back to top

Packaging and consumer goods



Braskem products used

- PE
- PP
- Paraxylene
- PCR (post-consumer resin)
- Polyethylene I'm green™ bio-based
- EVA and green EVA
- PVC
- Soda
- Solvents



Applications

PE and PP: flexible and rigid packaging for various products such as food, beverages, personal care items, hygiene, cleaning and much more; films in general, bags, bottles, lids, coating of carton packaging, buckets, pots, boxes, pallets, toys, household utensils, disposables, furniture, etc.; and hygiene items such as diapers, aprons and pads.

Paraxylene: feedstock used in the manufacture of PET used in packaging.

PCR PE and PP: non-food applications such as films, bottles, lids, buckets, boxes, pallets and furniture.



PVC: plastic film, bags, shoes, toys.

Soda: treatment of cotton fabrics, cellulose and paper industry.

Solvents: stickers, printing inks.

EVA and green EVA: shoes.

Benefits

Better conservation, quality, hygiene and efficiency in the transport and storage of various food, hygiene and cleaning products and others. More practicality and health for babies, adults, and pets. Better processability and lower cost compared to other materials.

Infrastructure, housing, water availability, and sanitation
Agriculture and food

Our *products*

GRI 2-6

We develop solutions for various market segments, such as healthcare, mobility, packaging and consumer goods, infrastructure, housing, water supply and sanitation, agriculture, food, and many more. These products embody our purpose, which is to improve people's lives by creating sustainable solutions in plastics and chemicals.

As a business strategy, we use innovation to achieve our goal of being a benchmark for sustainable development in the petrochemical sector, working across several fronts to amplify positive impacts and control or mitigate any negative impacts of our processes or products, whether it be combating climate change, eliminating plastic waste, or promoting human rights.

In developing new technologies, products, applications, and business models, we seek solutions that consider the entire value chain, whether by encouraging the use of circular design, supported by the Design for Environment methodology[1], or through Life Cycle Assessment (LCA)[2] or compliance certifications with international standards.

LEARN MORE About our Wenew portfolio, Braskem's circularity ecosystem.

LEARN MORE About our I'm green™ bio-based portfolio.

(1) A design approach that focuses on reducing the overall impact of a product, process or service on health and the environment, where the impacts, throughout a life cycle, are taken into account.
(2) Technique for evaluating and quantifying potential environmental impacts associated with a product or process.

› Health
› Mobility
› Packaging and consumer goods
‹ Back to top

Infrastructure, housing, water availability, and sanitation



Braskem products used

- PVC
- Toluene
- PIB Braskem
- PP
- Chlorine
- Solvents
- Butadiene
- Benzene
- PE
- Unilene®
- Caustic soda
- Hypochlorite
- Orthoxylene

Applications



PVC: tubes and connections, wire and cable sheathing, laminates and profiles.

PE: water boxes and tanks, tubes and ducts, insulation/covering of wires and cables, cisterns and septic tanks, geosynthetics, grills, soundproofing.

PP: fibers for fiber cement tiles, household appliances, furniture, alveolar and raised floors, cement slabs, drainage geocomposite, forms for slabs, geotextiles, siphons.

Butadiene: raw material for synthetic rubber used in waterproofing blankets, asphalt blankets, profiles, grouts and additions to concrete.



PCR PE and PP: household appliances, non-pressurized tubes and ducts, raffia.

Benzene: raw material for the formulation of EPS, which is applied to tiles, slabs, thermal insulation.

Orthoxylene: raw material used as plasticizer in PVC formulations.

Cumene: raw material for phenolic resins used as adhesives in the manufacture of plywood used in furniture and in the formulation of epoxy resin used as a coating for wood, concrete, metals and floors.

Solvents: paints and resins.

Unilene®, Caustic soda, Hydrochloric acid: disinfection and water treatment.

Hypochlorite: disinfection, pH adjustment, water treatment.

Benefits

Excellent performance with the possibility of greater lightness and lower cost compared to other materials.

› Agriculture and food

Our *products*

GRI 2-6

We develop solutions for various market segments, such as health-care, mobility, packaging and consumer goods, infrastructure, housing, water supply and sanitation, agriculture, food, and many more. These products embody our purpose, which is to improve people's lives by creating sustainable solutions in plastics and chemicals.

As a business strategy, we use innovation to achieve our goal of being a benchmark for sustainable development in the petrochemical sector, working across several fronts to amplify positive impacts and control or mitigate any negative impacts of our processes or products, whether it be combating climate change, eliminating plastic waste, or promoting human rights.

In developing new technologies, products, applications, and business models, we seek solutions that consider the entire value chain, whether by encouraging the use of circular design, supported by the Design for Environment methodology[1], or through Life Cycle Assessment (LCA)[2] or compliance certifications with international standards.

LEARN MORE — About our Wenew portfolio, Braskem's circularity ecosystem.

LEARN MORE — About our I'm green™ bio-based portfolio.

(1) A design approach that focuses on reducing the overall impact of a product, process or service on health and the environment, where the impacts, throughout a life cycle, are taken into account.
(2) Technique for evaluating and quantifying potential environmental impacts associated with a product or process.

Health
Mobility
Packaging and consumer goods
Infrastructure, housing, water availability, and sanitation
Back to top

Agriculture and food



Braskem products used

- PE
- Soda
- Solvents
- PP
- PIB
- Wax



Applications

PE: irrigation tubes, films for greenhouses and low tunnels, mulching, silo bags, films for protecting bananas, screens, bottles and canisters (fertilizers, herbicides, fungicides, etc.), tarpaulins, stretch wrap, reservoirs, sprayers, fuel tanks and agricultural pesticides packaging.



PP: trays for seedlings, raffia for ground cover, raffia packaging (bigbag and sack), drinking troughs, feeders, poultry and pig farming floors and fence spacers.

Solvents: agricultural pesticides, extraction of vegetable oils and anhydrous ethanol.

Soda: cleaning and sterilization of equipment, packaging, production lines and returnable bottles.

PIB: agricultural films.

I'm green™ bio-based polyethylene wax: coatings for fruits.

Benefits

Increased productivity with less water consumption and reduced food waste.

Business *model*

> Our corporate strategy guides the generation of integrated value throughout the chain in which we operate, minimizing the impacts of the cycle and capturing opportunities.


Inputs
Value chain
Products
Results
Human Capital
Financial Capital
- Cash provided by our operations
- Banking loans and financings
- Funds raised in the stock market
Natural Capital
- Naphtha
- Ethane
- Propane
- Propene
- Electric power
- Plastic waste
- Water
- Ethanol
- Natural gas
Social and Relationship Capital
Manufactured Capital
- Industrial units
- Pilot plants
- Innovation and technology centers
- Technical laboratories
- Logistics warehouses
- Train wagons
- Cargo terminals
Intellectual Capital
- Patents
- Technologies
- Systems
- Platforms
- Trademarks
- Copyrights
- Processes
EXTRACTION
1st GENERATION
2nd GENERATION
3rd GENERATION
CONSUMER END PRODUCTS
POST-CONSUMPTION
RECYCLING
Belief and Purpose
Safety, people and governance
Productivity and competitiveness
Sustainability
Growth and diversification
Innovation
PORTFOLIO OF INNOVATIVE AND SUSTAINABLE PRODUCTS
- Digital transformation
- Clean technologies
- Operational efficiency

Our sustainable *development journey*

Sustainable development has been part of Braskem's operating principles since its creation in 2002 and is one of the pillars of our value creation strategy.

2002

Creation of Braskem and publication of our commitments to sustainable performance.

2008

First year of accounting and external verification of corporate greenhouse gas inventory, in accordance with the GHG protocol.

2009

Establishment of 10 Sustainable Development Goals for 2020.

2010

Start of green ethylene plant operations, raw material of polyethylene I'm green™ bio-based derived from ethanol produced from sugarcane.

2011

Strengthening of international business engagement, with participation in the United Nations (UN) Rio+20 conference.

2018

Implementation of the Sustainable Development Policy.

Definition of strategic positioning in relation to the circular economy.

2020

Establishment of commitments to carbon neutrality and circular economy performance.

Renewal of the sustainable development commitments for 2025, 2030 and 2050.

2021

Quality certification ISO 37001 with implementation of Anti-Bribery System.

Record score in reputation, according to the RepTrak methodology.

Implementation of Industrial Decarbonization Program.

2022

Updating of climate risk assessment and of the Materiality Matrix.

Completion of the second cycle of due diligence on human rights.

32% achievement of the sustainable development strategy.

2023

31% achievement of long-term objectives.

Definition of the dynamic materiality pilot process.

Update on the life cycle assessment of polyethylene I'm green™ bio-based.

2030 – 2050

Horizon of the new commitments

LEARN MORE About our Global Sustainable Development Policy.

ALL IN FOR THE FUTURE

Our **strategy** from purpose to value.

Braskem

PURPOSE

Improve **people's lives** by creating **sustainable solutions** through **chemicals and plastics.**

Creating **positive impact** and **value** to **all:**

TEAM MEMBERS • CLIENTS • BRAND OWNERS • FINANCIAL MARKET • SHAREHOLDERS • COMMUNITY • SOCIETY • UNIVERSITIES • PUBLIC AUTHORITY • NGO'S AND ENTITIES • SUPPLIERS • MEDIA

SUSTAINABLE DEVELOPMENT PRIORITIES

- Elimination of plastic waste
- Combating climate change
- Social responsability and human rights

2030 GROWTH AVENUES

- Keep on building value within the **traditional business** in a more **sustainable way**.
- Strengthen our leadership in **bio-based solutions**.
- Boost our **recycling** efforts to foster **circularity**

STRATEGIC PILLARS

PRODUCTIVITY AND COMPETITIVENESS	SUSTAINABILITY	GROWTH AND DIVERSIFICATION	INNOVATION

FOUNDATION

- **Safety** is our priority and a non-negotiable value.
- **People** are the protagonists who lead us forward.
- **Governance** built on ethics, transparency and integrity.

CULTURE VALUES

- We believe in **people** and their development potential.
- We value **relationships** of trust and practice planned delegation.
- We operate with a **focus on results** and the satisfaction of our **clients**.

Materiality

GRI 2-29, GRI 3-1, GRI 3-2

The materiality matrix is an essential tool to guide our journey. It indicates the topics most relevant to Braskem's performance in relation to sustainable development. Revised every five years, it is the basis for building our long-term objectives and the most recent update occurred in 2022.

In this process, we select and re-evaluate the themes in the environmental, social, economic and governance dimensions. We use external references (GRI[3], SASB[4], WBCSD[5], SDG-ONU[6], among others) striving to understand negative and positive impacts of our business model. To do this, we consult with our internal and external stakeholders, assess corporate risks and opportunities associated with the themes, analyze global and sector commitments, as well as benchmarking against other companies from the sector.

From this, a prioritization was carried out, validated by the company's senior leadership, as well as by the Board of Directors, resulting in 21 material themes for Braskem and its stakeholders.

More than **500 themes** identified.

More than **1,200 people** consulted.

More than **70 interviews** with leaders.

(3) Global Reporting Initiative.
(4) Sustainability Accounting Standards Board.
(5) World Business Council for Sustainable Development.
(6) United Nations Sustainable Development Goals.

Double Materiality

Braskem's material themes were selected and analyzed based on the double-materiality concept, which assesses the social and environmental impact on the external public, (y-axis of the matrix) and the impact on the business, including the financial impact (x-axis of the matrix).

Steps for Materiality Reassesment


1
Identification of ESG topics
2
Stakeholder consultation (internal and external)
3
Risk analysis
4
Opportunity analysis
5
Alignment with voluntary commitments
6
Definition of weights for each attribute
7
Materiality matrix definition and prioritization

Dynamic Materiality

With the goal of updating the materiality matrix annually and responding quickly to transformations within the business environment, in 2023 we established a pilot process to identify trends and sensitive issues. The process is powered by a public information monitoring tool and the in-house knowledge of our teams. Using the tool, it will be possible to identify changes in the current material themes, or new themes.

Braskem Materiality Matrix

GRI 3-2

The material themes are classified based on two dynamics: value creation and value protection.

Value creation:

Themes whose impact management can create tangible and intangible value for Braskem over time, which generate competitive advantage through business opportunities and strategic partnerships.

Value protection:

Themes whose impact management can protect Braskem's tangible and intangible value over time, which preserve and strengthen our corporate image and mitigate business risks.



RELEVANCE FOR STAKEHOLDERS
RELEVANCE FOR BRASKEM
1.0
1.5
2.0
2.5
3.0
14
21
6
12
13
9
20
10
1
5
7
11
18
4
17
8
22
2
15
16
3
19
Value creation
Value protection
1 - Irrelevant 2 - Important 3 - Very important
21 material themes

1 Strategic ambition: KPIs, targets
2 Operational management
3 In evaluation

Category	Theme	Status
Environmental	1. Biodiversity and land use	2
	2. Climate changes	1
	3. Post-consumption plastics	1
	4. Air pollution	1*
	5. Energy efficiency	1
	6. Waste management	1*
	7. Waste and effluents management	1
	8. Raw material impacts	1
Social	9. Diversity, equity, and inclusion	1
	10. Communities and social investments	1
	11. Health, safety, and well-being	1
	12. Human rights	1
	13. Employment, development, and retention	2
Economic	14. Responsible production and consumption	2
	15. Innovation, technology and digitalization	1
	16. Economic and financial performance	1
	17. Project management	2
	18. Supply chain management	2
	19. Infrastructure and sustainable cities[1]	
Governance	20. Risk and opportunity management	2
	21. Management of relationship with stakeholders	2
	22. Governance, ethics, and compliance	2

* Ambition to be defined

(1) It's not material.

Sustainable Development Objectives

Based on our materiality, in 2020, we set our second cycle of long-term[7] sustainable development objectives, contributing to the Sustainable Development Goals (SDGs) of the UN, with targets to be achieved by 2030 and 2050. Executive and leadership from the company participated in the goals development, which were approved by the Board of Directors.

Considering the transversality of the topics, the urgency in addressing them and the need on recruiting efforts, priority areas of action were defined among the established objectives. They are: fighting climate change, elimination of plastic waste and social responsibility and human rights. These objectives receive **specific monitoring governance**, reporting periodically to the Executive Committee, composed by the CEO and vice-presidents. The other objectives are monitored through the regular evaluation cycle of the company.

> In 2023, we achieved 31% of ***our long-term objectives.***[8]

The goals defined as priority areas of action are part of our global risk matrix and are also monitored by this forum.

(7) The achievement of the sustainable development objectives announced by the company (within projected costs and expected deadlines) is also subject to risks that include, but are not limited to: progress, availability, development and accessibility of the technology necessary to achieve these commitments.
(8) Disregard the Water Security indicator as the base year is still being evaluated, as well as the Operational Eco-efficiency commitment as targets are still being defined.

Our position on sustainable development

Understanding that challenges of the sustainable development require a broaden engagement and seeking to facilitate the achievement of commitments and strategies, we work with multidisciplinary teams and through sector coalitions to enable new technologies and to support the creation of public policies that are aligned with the challenges of the industry in which we operate. In 2023, we participated in the discussions regarding the **global plastics treaty**, and we joined the five Movements of the UN Global Compact Brazil, Ambition 2030: **+Water, 100% Transparency, They Lead 2030, Mind in Focus and Circular Connection.**

Engagement for sustainable development

GRI 2-25

Our SDG priorities

GRI 2-23

To align our commitments for 2030 and 2050, considering the impacts of Braskem and its supply chain on each of the SDGs, we used the SDG Compass[9] methodology which indicated our direct impact on ten SDGs and, through our supply chain, our impact on another five SDGs – totaling 15 topics for attention, all are included in our strategies.

Our SDG priorities:



Direct impact
Indirect impact

(9) Guide that guides companies on how to align business strategies, as well as measure and manage their contribution to the UN SDGs. Produced by the UN Global Compact, World Business Council for Sustainable Development and Global Reporting Initiative. For more details, visit: https://sdgcompass.org/

2030 cycle

GRI 2-23, GRI 3-3 (Management of risks and opportunities)

With a deadline horizon of for 2030, these are our long-term objectives, across 7 dimensions.

Elimination of plastic waste

- **Increase the sales volume of products with recycled content** to 1 million tons[1].
- **Recover 1.5 million tons** of plastic waste[1].

Material themes: 1, 3, 8, 14, 18, 20

Combating Climate Change

- Reduce scope 1 and 2[1] greenhouse gas **emissions by 15%.**
- **Increase** production capacity of bioproducts to 1 million tons[1].
- **Increase to 85%** the percentage of renewable electricity of the total electricity purchased[1].
- **Reduce** exposure to high climate risks[1].
- **Achieve 100%** on the water security index[1].
- **Achieve carbon neutrality by 2050.**

Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Social Responsibility and Human Rights

- **Benefit 500,000 people** with social actions[2].
- **Achieve a score within the "Strong"** reputation range with communities (RepTrek methodology)[2].
- **Increase women's participation** in leadership to 40% globally[1].
- **Increase the number of Black team members** to 37% globally[1][4].
- **Manage 100% of the high and medium** human rights risks[1].

Material themes: 9, 10, 12, 13, 14, 18, 20, 22

Health and Safety

- **Reduce work accident rate** to 0.5 million/man-hours worked[1][5].
- **Reduce process accident rate** to 0.32 million/man-hours worked[1][5].
- **Reduce incidence of occupational diseases** to zero events[1].
- **Implement 100% of the annual** socio-environmental risk mitigation plans[1].

Material themes: 11, 14, 17, 18, 20, 22

Economic and financial results

- **Reduce leverage indicator** to 2.0x (net debt/EBITDA)[2].
- **Achieve 15% total shareholder return**[3].
- **Achieve a score within the "Strong"** reputation range with customers (RepTrek methodology)[2].
- **Increase** S&P ESG Score to 74[2].

Material themes: 16, 20, 22

Operational eco-efficiency

- **Objectives are being evaluated**

Material themes: 4, 5, 6, 7, 14, 20

Sustainable Innovation

- **Increase the** sustainable innovation index to 90%[2].

Material themes: 15, 20

Themes:
- Social
- Economic
- Enviromental

PRIORITIZED OBJECTIVES

(1) 2020 base year, annual measurement. (2) The base year is the average of 2018, 2019 and 2020, measured on the moving average (3 years). (3) The base year is the variation between 2011–2020, measured on the moving variation (10 years). (4) Includes only regions where we seek to increase the representation of black people. (5) Frequency of accidents per 1,000,000 man-hours worked.

LEARN MORE — About our ambitions and objectives in full.

Results[1]

Better than 2022 | Equal to 2022 | Worse than 2022

Dimension	Indicator	2018	2019	2020	2021	2022	2023	2030 objectives	Achievement	Consolidated achievement
Elimination of plastic waste	Product sales with recycled content (thousand tons)	-	1.7	7.3	22.2	54.1	65.6	1,000	6%	5%
	Recovered plastic waste (thousand tons)	-	1.6	5.1	17.8	38.7	53.6	1,500	3%	
Combating climate change	GHG emissions (scopes 1 and 2, tCO_2e)	11,016,841	10,838,568	10,771,240	10,868,089	10,711,804	9.876.777	9,244,217	24%	25%
	Renewable electricity purchased (%)	74%	72%	74%	71%	80%	80%	85%	55%	
	Water safety index (%)	-	-	-	65%	65%	66%	100%	0%	
	Bioproduct production capacity (thousand tons)	200	200	200	200	200	260	1.000	8%	
	Mitigation of climate risks (%)	-	-	27	22	23	23	0	15%	
Social Responsibility and Human Rights	RepTrak Pulse – Communities (range)	Weak	Weak	Weak	Average	Average	Average	Strong	72%	48%
	Beneficiaries in communities (nº)	199,281	533,447	236,944	437,451	257,871	352,550	500,000	15%	
	Women in leadership (%)	27%	30%	30%	31%	33%	33%	40	31%	
	Black team members (%)	30%	30%	30%	30%	33%	33%	37	31%	
	High and medium risks to human rights managed (%)	-	-	78%	86%	94%	98%	100%	90%	
Health and safety	Accident Rate CAF (with lost time) + SAF (without lost time) (1 MM/HHT)	1.07	1.31	0.95	0.86	0.85	1.08	0.5	0%	46%
	Accident Rate TIER 1 + TIER 2 (1 MM/HHT)	0.72	0.73	0.46	0.32	0.43	0.34%	0.05	86%	
	Occupational diseases (nº of events)	2.00	3.00	1.00	35	5	2	0	0%	
	Action plans implemented to mitigate socio-environmental risks (%/year)	-	-	18%	75%	100%	100%	100%	100%	
Economic and financial results	Total shareholder return (%)	15%	-35%	5%	19%	8%	11%	15%	76%	40%
	Net debt/EBITDA (points)	2.18	4.71	2.94	0.94	2.42	7.98	2	0%	
	RepTrak Pulse – Customers (range)	Average	Average	Average	Strong	Strong	Strong	Strong	83%	
	S&P CSA Score (points)	72	70	70	66	65	59	74	0%	
Operational eco-efficiency	In definition									
Sustainable innovation	Sustainability index of I&T (%)	-	-	80%	81%	85%	82%	90%	20%	20%

(1) Results of indicators presented on an annual basis; result of achieving the indicators according to the methodology informed on the previous page.

Risk *management*

GRI 2-12, GRI 2-25

At Braskem, we evaluate the material themes for our business considering perspective of corporate risk management, seeking to reduce the company's level of exposure to losses at the corporate level, including environmental, social, and governance issues.

Through a cyclical and annual process based on international references (using ISO 31000[10] and COSO[11] – Enterprise Risk Management), we identify and understand the risks to our business, considering all the locations in which Braskem operates. We then classify each of the identified risks into four categories – strategic, operational, financial and regulatory – and evaluate the potential impacts and the probabilities of them occurring.

Based on this assessment, risks are discussed and prioritized, ultimately involving the Board of Directors, which approves the global corporate risk map. Therefore, treatment plans are drawn up and monitored, with the aim of minimizing any impacts that could compromise the achievement of objectives related to our long-term strategy.

This process is monitored by the Board of Directors and its advisory committees, when applicable, and is formalized in a Global Risk Management Policy.

(10) ISO standard that provides generic principles and guidelines for risk management.
(11) Framework of guidelines for corporate risk management in an integrated manner, defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In 2023, we assessed 100% of the risks mapped by the company, defining those that must be prioritized and monitored by the Board of Directors, according to the current market scenario. Other risks assessed in this process are monitored by the respective company teams. We also started using the risk management methodology to evaluate and approve the company's strategic initiatives and projects.

The Corporate Risk Matrix also addresses Human Rights risks ***identified through the due diligence process, completed in 2022.***

Emerging risks

Our long-term risk mapping involves the relevant aspects highlighted by our materiality matrix. Such risks are identified, discussed, and evaluated by leadership (officers and vice presidents) during the annual review cycle and, if prioritized, brought to the committees and the Board.

Following the assessment of the corporate risks of all Braskem operations, we highlight some risks that are being dealt with and monitored:

- **Macroeconomic and geopolitical factors**

  Instability of the macroeconomic and political scenarios, economic crises, wars, and/or conflicts, including sanctions, that alter business dynamics and reduce the availability of products and inputs, as well as changes in policies related to fiscal incentives.

- **Petrochemical cycles**

  A characteristic of the petrochemical industry, which alternates between periods of limited supply, price, and margin increases, followed by oversupply, which forces down prices and margins until a new cycle of demand can absorb this product surplus.

- **Climate change**

  Society's concern about climate change, government alignments with the Paris Agreement, increasing regulation to ensure the reduction of greenhouse gas emissions.

- **Plastic image**

  Global concern for the environment, inadequate disposal of post-consumer plastic waste, and governmental regulation of plastics.

- **Socio-environmental issues**

  Health, safety, and environmental impacts to which chemical and petrochemical operations are subject. Possible risks to our workers and to the communities surrounding industrial areas and the infrastructure used to transport products and raw materials, such as pipelines, roads, and ports.

- **Cyber and information security**

  Increased cyberattacks, unscheduled operational stoppages, and unavailability of systems that affect the normal operation of the company with consequent damage to its image and reputation.

Maceió *case*

GRI 3-3 413

Braskem's commitments to Maceió



Braskem Commitment *to Maceió*

GRI 2-25, GRI 3-3 413

Braskem has people's safety as its priority. Ever since 2019, this has been our greatest commitment to Maceió and its residents. We recognize the social impact caused and for this reason, we are diligently implementing the actions. Four years ago, we began preventive resettlement of residents from the evacuation areas together with the authorities and entered into agreements to develop a set of actions and programs to repair, mitigate and compensate for the effects of soil subsidence in Maceió. To provide even more transparency, facilitate the understanding and follow-up of these actions and programs, some in advanced stage of implementation or even completed, we have consolidated our Commitments to Maceió as follows:

1 Safety of people and social support to impacted residents.

2 Paying of indemnity to families and merchants from evacuated areas in the shortest possible time.

3 Stabilization and continuous ground monitoring in the affected areas.

4 Oversight and security of affected areas.

5 Training, professionalization and support in generating income for impacted residents.

6 Preservation of historical heritage, culture and cultural practices of the evacuated areas.

7 Compensation and interventions for improving public health, education and social care services in the affected areas.

8 Compensation and interventions for improving urban mobility and social interaction spaces in affected areas.

9 Repair, mitigation and compensation of environmental impacts in sections affected by subsidence.

10 Permanent and transparent reporting.

The commitments to the city of Maceió and its residents, reaffirmed herein, are the consolidation of the actions assumed by the Company into five agreements signed with federal, state and municipal authorities, which have been strictly fulfilled. The following are the details of some of the actions that have been implemented:

Preventive Resettlement and Compensation

The Financial Compensation and Resettlement Support Program (*Programa de Compensação Financeira e Apoio à Realocação*, PCF), created in December 2019, with the purpose of pre-emptively reallocating residents, merchants and business owners and paying compensation in the shortest possible time, presents numbers that prove its effectiveness. Within four years, the vacating of all properties located in the risk area, defined by the Municipal Civil Defense in 2020 as an area of "Criticality 00", was concluded, in collaboration with the authorities.

__97,9%__ of the residents of the monitored area 01 have already been relocated. Residents of __14,486__, out of the __14,546__ properties identified on the Municipal Civil Defense Map in 2020, have already moved, which corresponds to __99.6%__ of the total residential, commercial and mixed properties. So far, __99.8%__ of the total financial compensation proposals have already been presented to families and merchants who were operating in the evacuation areas and __95%__ have been paid.

With the risk area completely unoccupied, the PCF team has accelerated the evaluation of requests for reanalysis of the financial compensation proposals presented, and is working to help residents who were unable to submit all the necessary documentation.

Ever since the beginning, the program has offered support by social technicians and facilitators to meet the needs of families, guidance on documents and legal issues, as well as moving services, storage facilities, pet care during the moving period, real estate consulting, service channels, and free psychological support to families as needed. The services are being carried out by telephone, video call or at home, and more than 40,000 individual psychological services have already been provided.

Stabilization and continuous ground monitoring in the affected areas

Braskem has remained committed to adopting the necessary measures to resolve the issues arising from the subsidence.

Since the definitive closure of rock salt extraction in Maceió in May 2019, studies have been conducted by national and international institutes that recommended the proper closure technique for each of the 35 mining fronts. All Company actions are based on these studies, with their recommendations submitted to the competent authorities and following the time frame agreed within the scope of the closing plan, which is public and regularly reassessed with the National Mining Agency (*Agência Nacional de Mineração*, ANM).

Cavity 02, which had the recommendation of being filled with sand, is pressurized. Assessments are being made for moving it on to the buffering and pressurization group.

On December 10, 2023, after atypical microseismic activity, cavity 18 rose abruptly to the surface. Considering the best technical information available so far, there is an indication that its direct impacts are restricted to its location, within the safeguarding area, which has been evacuated since April 2020. The event of cavity 18 led to the preventive stoppage of the activities in and around the safeguarding area, which were resumed in February 2024, after access to the area was allowed by the Civil Defense of Maceió.

The preliminary results of the analysis of the cavity 18 event indicate that no sand filling measures will be required for this cavity. Still based on these results and seeking a definitive solution for the 6 cavities earmarked for sonar monitoring (monitoring group), there was a decision to fill these cavities with sand.

Based on the progress in the second half of 2023 and the event of cavity 18, the new configuration of the closing plan of the 35 mining fronts takes the view that:

I. 13 cavities have the recommendation to be filled with sand. Of these, 5 have already been filled (cavities 07, 17, 19, 04 and 11), another 2 have the filling actions in progress (cavity 25 achieved progress of 41% and cavity 27 of 10.5%). For the 6 cavities newly included in the filling group (cavities 3, 15, 20/21, 29 and 34), activities being planned;

II. 6 cavities are not recommended to have any additional measures, with 5 cavities being confirmed with natural filling status and one cavity (cavity 18), is under assessment, with an indication that no sand filling will bem required.

III. 16 cavities should be buffered, a technique that consists of conducting pressurization of the cavity, with pressurization work already completed in 9 of those. The migration of cavity 2 to this group is under confirmation.

One of the most modern ground monitoring networks has been installed in the evacuation areas and their surroundings to monitor any movements and enable preventive measures to be taken. Data is shared in real time with the authorities, through an integrated monitoring platform, which provides information from all installed instruments.

The uninterrupted monitoring of the data allowed Braskem and DCM to observe, in November and December 2023, a sequence of atypical microseismic activities concentrated in the area located above cavity 18 and its previously delimited surroundings, followed by increased soil movement in the same region, which culminated in the abrupt movement of the soil in the area of said cavity on 12/10/2023, within the safety radius. The protection area has been vacated since April 2020, and the event led to the preventive stoppage of activities in and around the protection area.

Braskem is promoting the safe and gradual return of activities in the region, after DCM has cleared access to the area.

Drainage and vegetation cover for ground stabilization

Activities related to demolition in the Mutange Slope stabilization and drainage project have already been completed. Other actions, such as earthworks, construction of a drainage system and planting of vegetation cover in the area involved, continue to be implemented, with completion planned in 2024.

Public use and social living equipment and services

We are committed to building and renovating spaces for public use, with urbanization works, construction and renovation of streets, avenues, sidewalks and bike paths, installation of traffic monitoring equipment, improvements for citizen mobility and urban regeneration of Tobias Barreto and Faustino Silveira streets, in addition to Nossa Senhora da Conceição Square, in the community of Flexais.

Urban mobility

The Urban Mobility project brings together 11 actions, under implementation by Braskem, based on technical studies carried out by a specialist company and considered priority by the Municipality of Maceió. Measures include construction, expansion or recovery of 33.4 kilometers of roads; 11.5 kilometers of bike paths; 25.3 kilometers of accessible sidewalks, stormwater drainage system, intelligent traffic light system, video monitoring and renovation of sidewalks.

Of the 11 actions defined, as of December 2023, 6 are in progress with the intelligent traffic lights system complete. In this system, 30 traffic lights with state-of-the-art technology were installed to make traffic more fluid and safer for pedestrians, drivers and cyclists, with real-time monitoring at the Operational Control Center (*Centro de Controle Operacional*, CCO), by the Municipal Transportation and Traffic Department (*Departamento Municipal de Transporte e Trânsito*, DMTT).

To promote the inclusion of people with visual and mobility impairments, Maceió's package of urban mobility projects includes technologies to enhance accessibility. In total, 25.3 kilometers of sidewalks will be built with tactile paving, accessible ramps and traffic lights with audio signals.

Urban Social Action Plan

The set of social reparation measures was the subject of studies starting with the Participatory Technical Diagnostics for the construction of the Urban Social Action Plan (*Plano de Ações Sociourbanísticas*, PAS), developed by an independent consultancy, after rounds of negotiations with municipal bodies, holding public hearings of the potentially affected population, organized civil society entities and educational institutions, as part of the work process that was set up to fulfill the definitions of the Social and Environmental Agreement.

The execution of PAS began in December 2023, with a support program for the acquisition of goods or services for cultural groups that operated in the affected neighborhoods. This program will assist groups involved with the intangible cultural heritage, helping them to maintain activities related to celebrations and forms of expression.

Other initiatives related to the construction, renovation and transfer of financial resources to the Municipality are the subject of planning for improvements in health, education, social welfare around the evacuated areas.

Environmental Action Plan

With regard to environmental remediation measures, in June 2022, Braskem presented the Environmental Diagnostics to the Federal Public Prosecutor's Office (*Ministério Público Federal*, MPF), prepared by a specialist company to evaluate potential environmental impacts and damages and the Environmental Plan with detailed proposals for the measures. In compliance with the recommendation provided for in the Agreement, in December 2022, the plan was submitted for analysis by a second opinion, carried out by a specialized and independent consultancy. The final report was submitted to the MPF, which gave its consent to the Environmental Plan, with the incorporation of the suggestions proposed by the consultancy that issued the second opinion.

The actions envisaged in the Environmental Plan include the restoration of mangrove areas, the monitoring of fauna and the monitoring of aquifer quality. The implementation of the actions presented began in March 2023 and is expected to be completed by 2028.

Urban integration and development of Flexais

Braskem is implementing the 23 socioeconomic measures defined in the Urban Integration and Development Project of Flexais, as established in the Agreement, which aims to restore the socioeconomic dynamics of the region located outside the evacuation and monitoring map defined by the Civil Defense, but where studies pointed to a socioeconomic island after part of the properties were vacated in the adjacent neighborhoods (Pinheiro, Mutange, Bebedouro, Bom Parto and Farol). Details of these actions have been drawn up in permanent dialogue with residents.

Among the services already implemented are urban cleaning and pest control, surveillance and installation of security cameras, exclusive and free bus route, school transportation, psychological support service, professional training courses and a space that houses municipal secretariats for direct community care. The project also envisages the regeneration of roads, public lighting and lighting of Nossa Senhora da Conceição Square, in addition to the construction of a new Primary Health Care Unit (*Unidade Básica de Saúde*, UBS), daycare and nursery school, fishermen's support center, shopping center and an open air market space.

A financial support program has been made available to the Flexal population on an optional basis. The level of adherence to the financial support has reached 99.7% and, by the end of December/2023, 98.5% of proposals were accepted and 98% of proposals were paid. In addition to financial support to the population, R$64 million was paid to the Municipality of Maceió for the execution of additional measures in the region.

The Flexais region is constantly monitored and, according to technical studies, does not show soil movement associated with subsidence. Therefore, it is not included in the evacuation area defined by the Civil Defense in 2020.

Service channels

Since 2019, through social dialogue with community leaders and merchants, information has been collected and questions answered about the PCF and about works and interventions in the areas, among other topics. Active listening is also being conducted that receives the demands of communities and seeks to support their resolution, in addition to seeking opportunities for cooperation to mitigate local impacts.

There are various channels of direct contact with families, with messaging application support and an 0800 Service Center. By 2023, approximately 218,000 telephone calls had been serviced.

Specifically in Project Flexais, started in 2022, several communication channels are provided for the community, such as the official project website (www.projetoflexais.com.br) where the community can learn about the ongoing actions. Project Flexais dealt with 3,058 queries in 2023.

In addition, access to information on the actions carried out in Maceió is broad and transparent, through the website www.braskem.com/alagoas-en, which includes regular accountability of the activities carried out. The company also has the Commitments to Maceió platform, published in the main local communications media and social media, to ensure that the most up-to-date information is always available and accessible.

In 2024, Braskem's commitments to Maceió continue to be reflected in the work of the more than 1,000 professionals dedicated to executing the actions and programs on the social, urban and environmental fronts. Noteworthy are the actions for the closure of salt wells, continuation of urban mobility works and progress in social urban actions.

01
02
03
04 Maceió case
05
06
07
08
09
10
11
12

Timeline and main collective actions

Since the recorded earthquake, Braskem has been implementing the Mine Closure Plan and actions defined with the authorities.

2018

- **Earthquake is registered** in some neighborhoods of Maceió.
- Installed the local **Crisis Committee** in Alagoas.

2019

- **CPRM Report**
- Contracting of **independent geological studies**.
- **Permanent closure of salt extraction activities**.
- **Creation of a protection area** based on a study by the Leipzig Institute of Geomechanics (IFG), Germany.
- **Signing of cooperation terms** with the city hall to develop various actions together.

2020

- **Agreement signed** with DPE, MPF, DPU and MPE(1), which establishes actions to vacate defined risk areas, and start of the PCF[2]. (Jan.)
- **Implementation of the PCF[2]** with significant progress in the **relocation and compensation program** for residents and large structures.
- Agreement signed with MPT[3] for the **extinction of the Labor ACP[4]**. (Feb.)
- **Mine Closure Plan presented and agreed with ANM**. Advancement of monitoring measures in the area and start of execution of the plan.
- **Signed amendments to the agreement** with DPE, MPF, DPU and MPE[1], based on the update of the DCM Map (v4)[4], which led to the extinction of the ACP[4] for resident compensation at the end of 2020. (Dec.)
- Agreement signed with MPF and MPE to **extinguish the ACP[4] Social and Environmental**. (Dec.)

Source: Braskem

(1) Public Defender's Office of Alagoas, Public Defender's Office of the Union, Public Ministry of Alagoas and Federal Public Ministry.

(2) PCF: Financial Compensation and Relocation Support Program.

(3) MPT: Public Ministry of Labor.

(4) ACP: Public Civil Action.

2021 to 2023

- Progress in the implementation of the PCF.
- **Social and Environmental Diagnosis filed with the MPF** within the scope of the Agreement for Socio-Environmental Reparation (2022).
- **Maceió City Hall signed the Partial Adhesion** to the Socio-Environmental Reparation Agreement – Mobility (2022).
- **Signing of the Flexais Project Agreement (2022).**
- The additional report on the Environmental Plan **was shared with the MPF**, which was approved, and Braskem has **already started the actions foreseen in the plan (Dec../22)**.
- **Global Agreement** signed with the municipality of Maceió and the **municipality's full adherence** to **the Socio-Environmental Reparation Agreement (2023)**.

ESG Assessments

Braskem participates in several external assessments on its sustainable development management, such as Ecovadis, S&P's Corporate Sustainability Assessment, B3's Corporate Sustainability Index and the Carbon Disclosure Project (CDP). With each passing year, we improve our practices and obtain improvements in our results. In turn, the assessments we undergo improve their methodologies, making them increasingly objective and transparent. In 2023, Braskem's score in these assessments reduced compared to previous years, mainly due to the impacts in Maceió, as it was considered a controversial event.



Business *performance*

Performance

The performance of the petrochemical industry is influenced by the cyclical nature of the sector[1], that is, by imbalances in global supply and demand, as well as macroeconomic scenarios, such as the level of interest rates, oil prices and regulatory issues, among others. In addition to being subject to the influence of these variables, the industry is also experiencing the global challenge of transitioning to a carbon neutral circular economy.

Throughout 2023, the increase in product supply, with the continued entry of new PE and PP capacities into operation in the United States and China, associated with the lower level of global consumption, as a result of high interest rates and pressure persistent inflation, reflected in petrochemical spreads in the international market that reached their lowest historical levels, putting pressure on the profitability of the global chemical and petrochemical industry.

(1) Alternating periods between limited product supply and high profit margins, and increased supply out of step with increase in demand, leading to lower profit margins.

LEARN MORE — About the dynamics of the petrochemical industry in section on investor relations.

LEARN MORE — About Braskem's performance in annual reports.



Operating results

GRI 2-6, SASB-RT-CH-000

Utilization rate by segment

Utilization rate (%)	2020	2021	2022	2023
Brazil	81	81	78	71
United States and Europe	89	87	80	81
Mexico	74	66	73	77

In Brazil, the average utilization rate at the petrochemical plants decreased by 7 pp as a result of production adjustments during the year due to lower growth in global demand and scheduled shutdowns at the Bahia's petrochemical complex. In the United States and Europe, the utilization rate remained in line compared to 2022. In Mexico, the indicator increased by 4 pp, explained by the greater supply of ethane by Pemex during the period.

Sales by segment

Sales volume (tons)	2020	2021	2022	2023
Brazil[1]	7,922,253	7,843,741	7,564,475	6,903,435
United States and Europe	1,968,146	2,217,055	2,096,884	2,109,679
Mexico	845,067	637,776	766,558	803,110

(1) Considers resins and main chemicals.

In Brazil, sales volume was lower compared to 2022 (-9%) due to the prioritization of sales of products with higher added value, the greater supply of products on the international market, and high inventory levels in the global chain. In the United States and Europe, the sales volume remained in line (+1%) with 2022. In Mexico, sales volume increased (+5%) due to the greater volume of product available for sale as a result of the higher utilization rate during the period

Financial Results

Cash generation

We ended the year with recurring EBITDA of US$743 million, 64% lower than in 2022, mainly explained by factors such as the decrease in international spreads for resins and chemicals in Brazil, PP in the United States and Europe and PE in Mexico; and the reduction in sales volume in Brazil.

In turn, in 2023, recurring cash consumption was approximately R$1.9 billion, due to the reduction in recurring EBITDA compared to 2022, as a result of the downturn in the petrochemical industry. These impacts were partially offset by lower allocations in operational and strategic CAPEX and lower income tax payments in the year. Adding the payments related to the geological event in Alagoas, the company had a cash consumption of approximately R$4.6 billion.

Liquidity and Indebtedness

In 2023, the gross debt of US$ 8.7 billion, 95% of the maturities concentrated in the long-term and 5% in the short-term. In line with the strategy of maintaining financial health, we issued two debt securities on the international market for a total of US$1.850 billion during the year. Lastly, corporate leverage, as measured by the ratio of net debt to recurring EBITDA in dollars, was 8.12x

Investments

In 2023, corporate investments amounting to approximately US$754 million were made, 4% higher than the initial estimate.

Investments (US$ million)	2023	2023e
Operational	653	660
Strategic	100	73
Total	754	724

The main operational investments made were in scheduled shutdowns at the bioethylene plants in Rio Grande do Sul, the PVC plants in Alagoas and the petrochemical complex in Bahia; in the implementation of projects related to the operational safety of industrial assets globally; and in the construction of a new R&D facility in Boston, USA, focused on biotechnology, chemical catalysis and open innovation.

As for strategic investments, the funds were mainly allocated towards the project to expand bioethylene capacity by 30% in Rio Grande do Sul; the installation of a desulfurization unit to reduce atmospheric emissions and increase energy efficiency of the Triunfo Petrochemical Complex in Rio Grande do Sul; and investments related to the acquisition of strategic inputs, including catalysts.

In 2023, investments related to long-term objectives for sustainable development represented 27% of corporate investments.

Investments by macro-objectives[1] (ex-Braskem Idesa)	US$ MM 2023	2023e
Dimensions		
MO 1 – Health and safety	63	72
MO 2 – Economic and financial results	2	0
MO 3 – Elimination of plastic waste	2	4
MO 4 – Combating climate change	67	47
MO 5 – Operational eco-efficiency	37	35
MO 6 – Social responsibility and human rights	7	7
MO 7 – Sustainable innovation	25	24
Total	203	194

(1) Investments by dimension do not consider investments in scheduled maintenance shutdowns, spare parts for equipment, among others.

With regard to Braskem Idesa, the strategic investment made was for the start of construction of the ethane import terminal in Mexico, through Terminal Química Puerto México (TQPM).

Braskem's *strategy*

Corporate Strategy 2030



Corporate *Strategy 2030*

The revision of our corporate strategy in 2022 integrated our long-term objectives for sustainable development, and defined the company's growth focus for the coming years along three avenues: traditional business, bio-based and recycling.

Our strategy focuses on creating value through a balanced approach to capital allocation, returning value to shareholders throughout the petrochemical cycle, while prioritizing investments in growth avenues. Thus, we can generate positive impact for all stakeholders.



Foundation

Our strategy's foundation reflects the non-negotiable values key to achieving our objectives across the different pillars and avenues of growth. These are as follows: **safety**, **people** and **governance**.

Strategic pillars

Our strategic pillars reinforce long-term ambitions, considering the constant pursuit of greater productivity and competitiveness of our assets and operations; the sustainability on petrochemical industry; and the growth and diversification of our business, portfolio, raw materials, and sustainable innovation, to ensure the future of the business. These are as follows: **productivity** and **competitiveness, sustainability, growth and diversification** and **innovation**.

Growth avenues

Traditional business

We will continue to leverage our traditional petrochemical business, comprised of fossil-based products, seeking to increase its profitability through selective, high value-added investments, including projects to improve productivity and competitiveness, as well as continuing to implement the decarbonization of our current assets. These measures collectively will enable us to deliver our objective[1] of reducing scope 1 and 2 emissions by 15% by 2030 and reaching carbon neutrality by 2050.

Bio-based

We will continue to strengthen our global leadership position by developing new renewable solutions. Our strategy seeks to increase our production capacity in bio-based resins and chemical products to achieve our objective[1] of a bioproduct capacity of 1 million tons by 2030, including the use of renewable raw materials.

Recycling (circular economy)

We will continue to expand our portfolio with circular products (through mechanical recycling) and circular raw materials (through chemical recycling) with the objective[1] of reaching 1 million tons of recycled content products by 2030.

(1) Such objectives are subject to risks that include, but are not limited to: advancement, availability, development and accessibility of technology necessary to achieve these objectives.

Strategic pillars

Productivity and competitiveness

Drive toward top quartile focusing on decarbonization initiatives and high value investments.

Sustainability

Be a reference in the global chemical and plastics sector in sustainable development.

Growth and diversification

Increase diversification into bio-based and circular raw materials and products.

Innovation

Deliver high value sustainable solutions through chemical and plastic innovation.

Growth avenues

Traditional business

- Growth through high value investments.
- Decarbonize currents assets.

OBJECTIVE[1]:
To reach carbon neutrality by 2050 and to reduce 15% in scope 1 and 2 GHG emissions by 2030.

Bio-based

- Grow bio-based resins and chemicals products.
- Increase use of bio-based feedstocks.

OBJECTIVE[1]:
Expansion of our bioproducts production capacity to 1 million tons by 2030.

Recycling

- Grow circular products capacity (mechanical recycling).
- Increase use of circular feedstocks (advanced recycling).

OBJECTIVE[1]:
Grow to 1 million tons of resins and chemicals with recycled content by 2030.

Foundation

Safety

Safe operations as a **permanent and non-negotiable value.**

People

A human-centered company that promotes diversity, inclusion and human rights.

Governance

Governance and compliance in line with **best market practices.**

Shareholders value creation

Continue to balance our capital allocation, returning value to shareholders over the cycle while investing in our business and its growth opportunities, generating positive impact for all stakeholders.

(1) Such objectives are subject to risks that include, but are not limited to: advancement, availability, development and accessibility of the technology necessary to achieve these objectives.

Growth *avenues*

- Traditional business
- Bio-based
- Recycling (circular economy)



Industrial Decarbonization Program

GRI 3-3 302, GRI 3-3 305

Our decarbonization program aims to reduce greenhouse gas (GHG) emissions, scopes 1 and 2, by 15% by 2030 through energy, competitiveness, reliability and sustainability efficiency. This program is anchored in two fronts:

1. Culture, process and governance: development of an industrial mindset focused on reducing greenhouse gases; strengthening governance and adapting decision-making processes and implementation of initiatives that consider potential emissions, and development of partnerships for the implementation of structural solutions and differentiated business models.

2. Lines of action, distributed on:

- **Operational decisions:** implement continuous improvement operational initiatives with low or no investment with a view to reducing emissions.
- **Energy efficiency:** reduce GHG emissions through energy integration and optimization initiatives with investments.
- **Energy matrix:** increase the share of renewable energy and low-carbon fuels within Braskem's energy matrix.
- **Transformational projects ("Big bets"):** implement key initiatives capable of significantly reducing GHG emissions at the main plants responsible for such emissions.

Status of CO_2e emissions reduction

(scopes 1 and 2, in kt)

GRI 305-5, SASB EM-MD-110a.2


-15%
10,876[1]
389
10,485
1,241
9,244
Base year (2018-2020)
Achievement
Current year (2021-2023)
Remaining challenge
Objective

(1) Value based on the GHG inventories of 2018, 2019 and 2020, which consider the AR4 of IPCC.

As of the date of this report, the 2030 Roadmap[1] for global decarbonization totaled more than 50 initiatives at different levels of maturity, with the potential to reduce almost 2.3 million tCO_2e/year by 2030 – which represents a potential reduction of around 21% in emissions compared to the base period. The initiatives focus on Braskem's assets currently in operation and use the MACC – Marginal Carbon Abatement Curve and the Industrial Decarbonization Roadmap – a Portfolio of Prioritized Decarbonization Initiatives as methodological tools.

(1) The roadmap is dynamic and can change over time, as initiatives in the study phase can be discarded and new initiatives can be included.

"29 initiatives from our Industrial Decarbonization Program have already come into operation or are in the execution phase, after a final decision to move forward, representing a reduction of around 910 thousand tons of CO_2e. These initiatives involved investments made, either by Braskem or by companies partners, in the order of R$3.7 billion. The other initiatives under development, which total the potential reduction of around 1.4 million tons of CO_2e, are subject to factors such as technical and financial feasibility, as well as the development of partnerships.

Marcelo Cerqueira
vice president of Manufacturing Brazil and Global Industrial Operations



CO_2e of initiatives on the Roadmap - 2030

(kt/y & number of initiatives)


#51
2,285
#9
961
#5
211
#8
#6
311
#23
2023 roadmap
Stage 0 - Idea enrichment
Stage 1 - Identify
Stage 2 - Plan
Stage 3 - Execute
Stage 4 - Run-rate

Most of the roadmap initiatives are related to efficiency and energy matrix carried out with important partner companies, among which the following stand out:

GRI 3-3 302, GRI 302-1, GRI 302-2, 302-3, GRI 3-3 305

Vesta project (Brazil): replacement of steam turbines with high-throughput electric motors and the construction of a cogeneration system in the ABC region in greater Sao Paulo, in partnership with Siemens, with a joint investment of around R$600 million. It is estimated that the initiative will achieve a reduction of GHG emissions of 88,000 tons of CO_2e per year, in addition to energy efficiency (-7.3%) and water consumption (-11%) at this site. The first phase of the project came into operation in 2022 generating a reduction of approximately 35,000 tons CO_2e per year, with the second phase underway estimated to reduce a further 65,000 tons of CO_2e per year.

Biomass project (Brazil): replacement of fossil fuels with biomass vapor, with an estimated reduction of 150,000 tons/year of CO_2e on a long-term basis, equivalent to one-third of the CO_2e emissions of Braskem units in Alagoas in 2021. As well as replacing 215,000 cubic meters of natural gas per day with biomass vapor, the project stimulates socioeconomic development in the region through the promotion of the eucalyptus production chain. In November, the first phase of the project went into operation with the biomass boilers supplying steam to Braskem's PVC unit with an estimated reduction of 115,000 tons of CO_2e per year.

Renewable electricity (Brazil): replacement of part of the electricity that comes from the national grid with long-term contracts to purchase electricity from renewable sources (solar and wind). Six contracts have been signed since 2018, providing for a potential reduction in emissions of about 140,000 tons of CO_2e per year beginning in 2025, in addition to enabling the construction of approximately 600 MW of installed capacity, 90% of which will be in Braskem's self-production structure.

Long-term agreements for the purchase of renewable electricity in Brazil



casadosventos
In operation (2022-2023)
Under construction (2024)
voltalia
In operation (2022)
EDF energies nouvelles
In operation (2021)
Under construction (2024)
auren
Under construction (2024)

Renewable electricity (USA and Europe): replacement of part of the electricity that comes from the national grid with long-term contracts to purchase electricity from renewable sources (solar and wind). In the United States, a 10-year contract was signed for the purchase of renewable energy for the plant in Neal, with the capacity to reduce by up to 42,000 tons of CO_2e per year from 2025. In Europe, by 2024, 100% of the energy purchased will be coming from renewable sources, which represents a reduction of 80,000 tons of CO_2e per year.

Achieving our growth objectives related to the program is subject to a number of challenges. Among them is the availability of financial resources to invest in the planned initiatives, given the scenario of lower petrochemical spreads. For this reason, the search for partnerships has been one of the most important development fronts.

Energy consumption by type (%)

GRI 302-1, GRI 302-3



Coal
3%
Other fuels
3%
Electricity
9%
Natural gas
19%
2023
Residual fuels(1)
66%

(1) 9% of the total waste gas volume is natural gas.

	2020	2021	2022	2023
Energy consumption (GJ)	186,884,884	188,512,343	187,376,560	175,095,186
Consumption intensity (GJ/t)	11.23	10.80	11.31	11.07

Renewable energy in Braskem's energy matrix[1]

SASB RT-CH-130a.1.



Clean and/or renewable(2) energy consumed
(% of total energy consumed)
2020 4.8
2021 5.4
2022 6.9(4)
2023 7.1
Total clean and/or renewable(2) energy purchased
(% of total energy purchased)
2020 11.7
2021 13.1
2022 17.4(4)
2023 16.9
Clean and/or renewable(2) electrical energy purchased(3)
(% of total electricity purchased)
2020 74
2021 71
2022 80(4)
2023 80
2030 85

(1) The indicators' calculation considers the energy purchases, what can differ from the consumption point of view, mainly due the storage of coal and biomass, and the different dates of measuring and billing the electricity purchased, among others.
(2) Renewable energies: energy generation sources capable of being renewed through ecological cycles or agricultural processes. Clean energy: energy generation sources that do not emit polluting gases, including greenhouse gases.
(3) The supply of electrical energy at Braskem is acquired via specific renewable contracts, complemented by electrical energy from the grid. Therefore, the percentage of renewable electricity purchased considers both forms of supply.
(4) Values were recalculated to exclude the Vesta project of the renewable energy amount (numerator).

Bio-based

GRI 3-3 301, GRI 301-3

Braskem's bio-based portfolio includes thermoplastic resins and chemicals from renewable raw materials that offer customers and consumers the same qualities as fossil equivalents. By 2030, we aim to increase the production capacity of bio-based products to 1 million tons.

Bioproducts 100% segregated and from renewable sources

Polyethylene I'm green™ bio-based: used in consumer sector for packaging, such as food, beverages, hygiene and cleaning products, as well as in toys, garbage cans and plastic bags.

EVA I'm green™ bio-based: used in applications such as footwear, adhesives, toys, wires and cables, tatami mats, and foams in general.

PE wax I'm green™ bio-based: used in applications such as adhesives, cosmetics, paints and composites.

ETBE: bioadditive for automotive gasoline that improves performance.

Since 2010, we have enhanced our know-how for operating our ethanol dehydration plant for bio-ethylene production and expanded the market globally, achieving growing operational and financial results. This process was also accompanied by the adoption of responsible practices in purchasing this raw material, due to the potential socio-environmental risks associated with the sugarcane chain.

In 2023, we completed the expansion of the production capacity of bio-ethylene at the Triunfo petrochemical complex, in Rio Grande do Sul, increasing it by 30% from 200,000 to 260,000 tons per year.

Thus, in 2023, although the monthly sales volume of polyethylene I'm green™ bio-based was a record in August, the annual volume decreased by 13%, due to lower availability of product for sale as a result of the scheduled maintenance shutdown and completion of the ramp-up process for the expansion project.

Production capacity and polyethylene I'm green™ bio-based sales


200
260
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
% Utilization rate
Production capacity (kt)
Sales of polyethylene I'm green™ bio-based (kt)

LEARN MORE — About Braskem's Responsible Ethanol Sourcing Program in the Sustainability Pillar.

> *"Our polyethylene I'm green™ bio-based is used by over 200 companies and brands in over 40 countries worldwide. It is a unique product, easy to integrate into the supply chain, is sustainable and has properties comparable to those of fossil origin. Our investment in 2010 was pioneering, and with the know-how gathered over time, today we are able to drive business growth on a global scale."*

Walmir Soller
vice president of Europe & Asia Business



BraskemSiam

In terms of new business, we made progress with our partnership with SCG Chemicals. In 2023, we signed an agreement to form a joint venture, BraskemSiam Company Ltda., to enable the production of bio-ethylene in Thailand, with a capacity of 200,000 tons, based on EtE Evergreen™ technology – our own technology originated from the partnership between Braskem and Lummus Technology. This initiative represents the company's first industrial park in Asia and will contribute to achieving our long-term objectives.

sustainea

In partnership with Sojitz (Japan-based company), we created Sustainea, a joint venture focused on the production and marketing of bioMEG (monoethylene glycol), a raw material used in the production of PET (polyethylene terephthalate), and of bioMPG (monopropylene glycol), which can be used in applications for civil construction, industrial use and cosmetics. Based on technology developed in partnership with Topsoe, in 2023, Sustainea produced the first bottle made of bioPET, approved in regulatory testing for food contact.

"Sustainea is taking a significant step towards achieving a decarbonized society through innovative technologies. Our products, such as bioMEG and bioMPG, are used in various applications in our daily lives, contributing to the reduction of carbon dioxide emissions in various sectors. Together with Braskem and Sojitz, we are committed to leading the biochemical industry by establishing bio-based chemical products that prioritize objectivity, reliability and traceability, with the aim of becoming global leaders in this industry."

Hattori Yuichi
CFO at Sustainea

Opening of our first office in Japan

In 2023, Braskem opened its first representative office in Japan. The country has been developing strong public policy for the renewable resins market, with clearly defined strategies and targets. By 2030, the country aims to introduce into its economy approximately 2 million tons of biopolymer products. These actions by the Japanese government reinforce the country's significance as a strategic market for Braskem's I'm green™ bio-based polyethylene.

Currently, we have a number of ongoing initiatives that, together, are expected to capture between 600 and 800 million USD in EBITDA.

Production Capacity of Bioproducts
(thousand tons)


200
260
60
200
~430
~200
60
200
3
2
1
Capacity installed
2022
2023
2030e

Ongoing Initiatives

1. BraskemSiam – Bio-ethylene production from bioethanol dehydration, using EtE EverGreen™ technology, with production capacity of up to 200 kt/year of bio-ethylene. LUMMUS – Licensing of green ethylene technology – Partnership to develop Braskem's technology for the production of bio-ethylene
2. sustainea – Production and marketing of monoethylene glycol from renewable raw materials (bioMEG), subject to technology approval
3. Studies for new opportunities in green ethylene – Develop potential partnerships for different ethylene chains
3. Studies for green PP production in the USA – Studies to evaluate investment in the production of the world's first industrial-scale bio-based PP in the United States

Recycling (circular economy)

GRI 3-3 301, GRI 301-3

Our circular product portfolio includes resins and chemicals that contain recycled content. By 2030, we aim to expand the sales of products with recycled content to 1 million tons. In addition, we have the intermediate objective of selling 300,000 tons of these products by 2025.

In 2018, we defined the way we operate in the circular economy and since then we have developed this business. Therefore, in 2022, we launched our Wenew ecosystem, which includes the portfolio of resins and chemicals with recycled content, as well as the fronts of actions and initiatives that make our transition to the circular economy, which are under the Wemove brand. By the end of 2023, the Wenew portfolio had more than 50 grades and three chemical products, and its sales reached a volume of more than 65,000 tons.

Wenew addresses our objective of elimination of plastic waste

Circular products
Resins and chemicals with recycled content

Technology
Innovative technologies that make it possible to leverage the circular economy

Circular design
Rethinking product and packaging design is essential for the circular economy

Education
Environmental education and consumer engagement initiatives

LEARN MORE — About the Wemove movement and its lines of action within the sustainability pillar.


Start
Product Design
Manufacturing
Capacity and efficieny
Use
Conscious consumption
Collection
Plastics chain engagement
Recycling
Waste recovery and reuse
Closing the plastic loop

Sales of products with recycled content increased by 25% compared to 2022 due to growth in South America, which reflected the consolidation of sales from Wise; the expansion of the portfolio of resins with recycled content; and the launch of Upsyde in Europe, a company responsible for transforming mixed plastics that are difficult to recycle into consumer goods.

Sales volume of PCR (t)	2020	2021	2022	2023
Total	9,067	22,181	52,713	65,634
Chemicals	1,725	1,975	11,772	10,751
Resins	7,341	20,206	40,941	54,882
Brazil	2,765	10,138	19,713	29,079
United States and Europe	1,810	3,405	15,541	17,026
Mexico	2,766	6,663	5,687	8,777

"Circular economy business has grown significantly. We have invested in expanding production capacity and acted to overcome technological and regulatory challenges, as well as the challenges of selective waste collection and conscious consumption. The implementation of these actions has the potential to unlock value through growing the business and increasing its profitability."

Edison Terra
vice president of Olefins and Polyolefins for South America



The expansion of Braskem operations in the circular economy is taking place in partnership with market players, whether through acquisitions or through projects that encourage mechanical and chemical recycling. Both models rely on Braskem's expertise in product development, with its market technologies and the know-how of partners in the production process and in the recycling market.

In 2023, Braskem completed the process to acquire shares of **Wise Plásticos S.A.** ("Wise"), a Brazilian company in the mechanical recycling sector, now holding a 61.1% equity interest in Wise. In this context, Braskem disbursed approximately R$121 million, considering the adjustments typical for transactions of this kind, of which a relevant part will be invested directly in Wise to double its current production capacity to around 50,000 tons by 2026.

"Plastic recycling has undeniable impacts in terms of reducing carbon emissions and generating jobs and income opportunities, both of which will be key issues in the coming years. Braskem, in addition to its significant track record in sustainability with initiatives such as sugarcane-based plastics, now promotes the circularity of plastics through the development of technologies, advocacy and robust investments in production capacity across geographies and technological routes. We are proud to have joined and look forward to the opportunities that lie ahead."

Bruno Igel
CEO Wise Plásticos

We also launched **Upsyde**, a joint venture between Braskem and Terra Circular in the Netherlands, which holds proprietary and patented technology for recycling hard-to-recycle plastic waste and transforming it into end goods. The technology is used for the production of durable consumer goods such as pallets, construction and road signage, asphalt blankets, and heavy-duty carpets.

Our partnership with Vitol SA establishes an agreement for the supply of circular feedstock derived from plastic waste. Vitol will supply pyrolysis oil to Braskem Netherlands B.V., produced from the chemical recycling process at the WPU - Waste Plastic Upcycling facilities, in Denmark.

In the United States, we signed a definitive 10-year commercial agreement for the supply of circular raw materials from a new chemical recycling facility at Nexus Circular, a company that converts hard-to-recycle plastics, such as plastic films, discarded in landfills, into raw materials.

Evaluation of circular raw material suppliers

Suppliers of recycled plastic also undergo audits and due diligence before entering into a relationship with Braskem. The identification of risks and opportunities starts in the registration process, when an information survey is carried out for each partner. In it, environmental, ethical and/or financial aspects of these companies, and how they meet the standards required by Braskem are evaluated.

Achieving the objectives of the recycling growth avenue is subject to several global industry challenges, including the development of the waste chain, technological innovation and demand stimulation. Regarding the production chain, it is necessary for plastic waste to be returned to the economy, which depends on a well-established collection, sorting and recycling structure. In the development of technologies, it is necessary to advance, mainly in chemical recycling, which can increase the recyclability of different types of waste and bring about a larger scale of production. Finally, it is important that the demand for products with recycled content is stimulated and can be leveraged through public policies.

Considering this scenario, achieving the intermediate objective of selling 300 thousand tons of products with recycled content by 2025 has proven to be challenging. In any case, it is important to reinforce that the company is aligned with SDG 12 and remains committed to achieving its objectives for 2030.

Announced Capabilities
(kt)



50
23
26
99
Mechanical recycling(1)
Mechanical recycling(2)
Global chemical recycling(3)
Total

(1) Mechanical recycling in Brazil considers volumes from Wise, own assets and expansion.
(2) Mechanical recycling in Europe considers volumes of the Upsyde platform.
(3) Global chemical recycling considers volumes of products produced from circular raw materials originating from chemical recycling.

Strategic *pillars*

- Sustainability
- Productivity and competitiveness
- Growth and diversification
- Innovation



Sustainability

We have integrated the sustainability pillar into our growth strategy. This action pillar is guided by [the Global Sustainable Development Policy] and sets **seven dimensions with objectives** aimed at addressing the **material themes** for Braskem's business and supply chain, three of which are our primary focus. SASB EM-MD-160a.1

Climate *change*

GRI 3-3 305, SASB RT-CH 110a.2, SASB EM-MD-110a.2

To understand the impact of this theme on our business and mitigate potential risks, in 2008 Braskem carried out the first inventory of greenhouse gases (GHG), scopes 1 and 2. From this time on, we have monitored and disclosed our GHG emissions to the interested public, including scope 3 emissions since 2012, and we have used this important tool to manage Braskem's performance in combating climate change.

In 2020, as a fundamental step in climate management, we set objectives aimed at reducing greenhouse gas emissions, consolidating efforts to achieve carbon neutrality by 2050, in addition to making Braskem's operations more resilient to the potential impacts of climate change, Braskem to the physical and transition risks of climate change. These are:

2030:

- reduce scope 1 and 2 GHG emissions by 15%.
- purchase 85% of electricity from renewable sources for all Braskem industrial operations.
- increase the productive capacity of bioproducts to 1 million tons.
- increase our internal water security index to 100%.
- reduce exposure to the climate risks identified as high.

2050:

reach carbon neutrality.

To achieve these objectives, are developing Braskem's transition plan, based on the principles of UK's Transition Plan Task Forte (UKTPT) and the Task Force on Climate-Related Disclosure (TCFD), which will be published in 2024. The plan includes that includes the Industrial Decarbonization Program and other lines of action, including the development of management tools, technological innovation, climate risk management and adaptation, as well as actions to engage the supply chain. Below are some of the advances we made in 2023 in relation to climate management.



Inventory of Greenhouse Gases

GRI 3-3 305

Braskem's GHG inventory includes 100% of industrial operations under the company's operational control, is audited by an independent third party and has a gold seal by the Brazilian GHG Protocol Program.

Greenhouse gas emissions[1]

GRI 305-1, GRI 305-2, GRI 305-4, SASB EM-MD-110a.1, SASB RT-CH-110a.1


Scope 1 (tCO_2e)
Scope 2[2] (tCO_2e)
Intensity (Scope 1+2, tCO_2e)
Production (t)
0.637
0.621
16,092,170
17,059,721
16,569,637
15,812,106
765,287
681,089
607,634
553,004
10,021,191
9,987,076
10,104,170
9,323,773
2020
2021
2022
2023

Note: The reference values for global warming potential (GWP) have been changed and are in accordance with the Fifth Warming Report. IPCC Assessment (AR5).
(1) The 2022 values were updated to include emissions data from the subsidiary Cetrel S.A. and its subsidiaries.
(2) Market-based, an approach that quantifies scope 2 GHG emissions using the specific emission factor directly associated with the origin of purchased electricity generation.

GHG emissions – scope 1

Most of Braskem's scope 1 emissions concerns to petrochemical plants (1st Generation), where the transformation of feedstock (of fossil and/or renewable origin) into various chemical products. This process is called cracking and requires high amounts of energy. Therefore, stationary combustion is the largest emission category in this Scope, representing 97% of Braskem's total direct emissions in 2023, due to the burning of fossil fuels to generate the energy necessary for the cracking process.

In 2023, our scope 1 emissions reduced by 7.7% compared to the previous year, justified by two complementary factors: (i) the implementation of renewable energy and energy efficiency projects that took place throughout the year – highlights being the Biomass Project in Alagoas and Vesta in ABC; and (ii) the down cycle of the petrochemical industry, which impacts crackers' utilization rate and, reducing the absolute energy consumption.

GHG emissions – scope 2[1]

Braskem's scope 2 emissions are made up of two sources of purchased energy: electricity and steam, which in 2023, represented 58% and 42% of emissions in this scope, respectively.

In 2023, there was a 8.9% reduction in emissions in scope 2, mainly driven by the increase in renewable/clean energy purchased – around 520 thousand MWh additional in operations in Brazil and the United States.

(1) Braskem consolidates its scope 2 emissions considering the Market-based approach.

GHG emissions – scope 3[2]

In 2023, Braskem's scope 3 emissions totaled 27,813,250.55 tCO_2e. Considering the value chain, our largest emissions are allocated to the extraction and production of feedstock, (category 1), representing 46% of the total in 2023. In second and third place are emissions from converters of our products and the direct use of some petrochemical products (categories 10 and 11), representing 23% and 13% respectively.

Despite the down cycle and a drop in product sales, scope 3 emissions increased 2% from the previous year, mainly due to an improvement in the boundaries for categories 1, 4, 9, 10 and 11. In 2023, the input data for estimating emissions in these categories were consolidated through an automated system developed by Braskem called ECO2 Tracking – an integrated online platform for controlling all inputs (purchases) and outputs (sales) of products by type and mode of transport and which calculates emissions in real time.

(2) This amount includes reporting of 12 categories of the 15 regulations to scope 3, with categories 2, 13 and 14 not applicable or material to our business.

Representativeness of each category in the total scope 3 emissions (%)

GRI 305-3


46.2
22.9
13.5
7.6
2.1
4.9
0.9
2.0
Category 1 Raw material acquisitions
Category 10 Processing of products sold
Category 11 Use of goods sold
Category 12 End-of-life treatment of products sold
Category 3 Fuel and energy related activities
Category 4 Transport and distribution (upstream)
Category 9 Transport and distribution (downstream)
Other categories

Life Cycle Assessment

Based on scientific techniques, we evaluate the environmental impact of Braskem products throughout the entire supply chain, with the Life Cycle Assessment (LCA) as one of the main tools. As we expand our portfolio we want to assess and measure the impacts of our products using LCA. In 2023, we completed some studies with the following results:

- Braskem's PVC has a carbon footprint of 1.74 tCO_2e/t, which is 24% lower than the global average for PVC.
- The soda produced by Braskem has a carbon footprint 59% lower than the global average for the same product, of only 0.48 tCO_2e/t.
- 100% of Braskem's PCR resin grades produced in the United States have a carbon footprint around 42% lower than comparable resin grades produced from fossils (global average for PP).
- The studies confirmed the negative carbon footprint of I'm green™ bio-based polyethylene, which is -2.12 tCO_2e/t.

The updated Life Cycle Assessment (LCA) of our I'm green™ bio-based polyethylene was carried out using the most up-to-date methodologies and databases available. This updated assessment uses the latest developments in the scientific field, in addition to new information from our suppliers and updated data from Braskem's processes, offering more transparency and increasing the quality of our LCA. The results have been verified by KPMG and prove the negative carbon footprint and environmental benefits offered by the product.

I'm green

LEARN MORE — At site www.braskem.com.br/imgreen.

Given the relevance of the LCA methodology and the potential for contribution to sustainable development, we are part of the Brazilian Business Life Cycle Assessment Network, which we helped to establish as a founding member. This group celebrated its 10th anniversary in 2023 and aims to expand the use of LCA to determine the sustainability of products, based on cooperation among various actors. We also joined American Center for Life Cycle Analysis (ACLCA), which brings together organizations to increase the capacity, knowledge and use of LCA.

"The mission of the ACV Network is to mobilize companies, coordinate governments and educate consumers to incorporate life cycle thinking and Life Cycle Assessment in decision making. Braskem created the Network, which completed 10 years in 2023. Sharing its own journey, the company demonstrates obstacles and opportunities, is a protagonist in strategic debates, articulates contacts and partnerships, designing the ACV Network nationally and internationally."

Sônia Chapman
executive secretary of the Brazilian Business Network for Life Cycle Assessment

Responsible Ethanol Sourcing Program

In 2010, at the start of our bio-ethylene operation to produce I'm green™ bio-based polyethylene, we understood the importance of promoting good environmental and social practices within the sugarcane chain. For this reason, we have developed the Responsible Ethanol Sourcing Program (RESP), with a primary focus on compliance.

Since then, we sought to continuously develop the RESP. In line with the ISEAL (International and Social Environmental Accreditation and Labelling Alliance) and the Bonsucro standards, today the program also aims to continuously improve our ethanol suppliers, aiming at reducing greenhouse gases, preserving resources, reducing climate impact and ethical and responsible supply. Through annual audits, we seek to ensure integrity and sustainability practices in the ethanol chain.

In 2022, the RESP was updated and in 2023, we implemented improvements together with suppliers and the auditing company. As a result, process improvements were validated and all audited suppliers showed satisfactory performance, with processes in compliance with RESP. In 2023, 66% of suppliers were audited in the excellence pillar and 34% in the compliance pillar, showing commitment and evolution of the sector.

Additionally, we are expanding the scope of the Program to support Braskem's growth strategy and replicate it for other renewable feedstock chains, such as the future operations of BraskemSiam, the green polypropylene chain in the United States (under study) and the green bioMEG.

Advocacy on climate change

SASB RT-CH 530a.1

We work with public policymakers, industry associations and civil society actors to develop a technical and regulatory scope that increases the capacity of companies to reduce emissions, making the business environment more favorable for discussions and investments in combating climate change.

In 2023, Brazil's National Congress made progress in approving the constitution of a regulated carbon market. Braskem actively participated in the discussions and issued a favorable position for this mechanism, indicating the aspects necessary for its implementation, such as the adoption of a "cap-and-trade" system, sectorial emission agreements and the border adjustment mechanism. If discussions move forward and the market is formalized, a variety of investments from the carbon neutrality roadmap will become financially viable.

In Europe, we made important progress in our external affairs agenda. Among them, we highlight: the inclusion of targets for circular polymers (recycled and bio-based) in Dutch legislation; inclusion of new amendment to the European Packaging and Packaging Waste Regulation (PPWR) draft appointing the European Commission to study the state of play of bio-based plastics and possible inclusion of targets for a minimum percentage of renewable content from 2030; and inclusion to Plastics Europe[3] 2050 roadmap of bio-based feedstock as one of the levers to bring our industry to 65% circularity.

(3) Plastics Europe is a leading trade association and represents manufacturers of plastics that are active in the European industry.

Climate risks and adaptation

GRI 201-2

Regarding climate adaptation and resilience, our actions are based on an analysis of the physical and transitional risks to which Braskem is subject. The results of the study are part of our Risk Management process, and those risks which are considered high are classified as a priority for the company and are monitored by the executives and the Board of Directors.

In 2022, we updated the risk diagnosis, considering the various scenarios of temperature increase established by the Intergovernmental Panel on Climate Change (IPCC) and the 2030 and 2050 horizons. In this diagnosis, in addition to the physical risks, we evaluated the transitional risks, which encompass regulatory, market, technological and reputational aspects, through sectorial analyses and studies of Braskem's business model and production chain.

Main risks[1]

Physical risks


Severe drought and water scarcity


Storms and floods


Sea level rise


Hurricanes and cyclones beyond the tropics

Transitional risks[2]

Regulatory

- **Carbon pricing:** new regulations on carbon pricing may result in additional production costs and cause financial impacts if the company does not reduce or neutralize its GHG emissions.
- **Restrictions on exports:** international market restrictions or the taxation of products from countries with inadequate climate policies may result in reduced revenues and loss of global competitiveness.

Reputational

- **Greater concern among insurers regarding environmental, social and governance (ESG) aspects:** Braskem's adaptation actions may be considered insufficient by insurers; this may make it difficult to obtain insurance for the company's assets, whether as a result of increasing insurance costs or insurers refusing to insure.

(1) Considering the 2030 horizon, transition scenario SSP2-4.5 "Declared Policies (NDC)" and physical scenario SSP3-7.0 "Current Policies".
(2) No high market risks were identified.

From this analysis, it was possible to identify opportunities that derive from the risks assessed. The main one is the replacement of products with low carbon options, whether from biological sources or recycled.

Water consumption and water security

GRI 3-3 303, GRI 303-1, GRI 303-2, SASB RT-CH-140a.3.

Water is a fundamental resource for petrochemical production, and it is used throughout the production process. The main uses are in cooling and steam generation systems, as well as an ingredient incorporated into various products. Water scarcity, magnified by the effects of climate change, can negatively impact our business and the continuity of our operations.

Braskem is part of the CEO Water Mandate, the Race to Resilience campaign, the +Water Movement of the Global Compact Network Brazil, as well as CEBDS' Brazilian Business Commitment to Water Security. These initiatives aim to mobilize the business sector to address water challenges through corporate water management, in partnership with various governmental and civil society actors.

Based on these initiatives, we strive to continuously improve the management of water with the objective of achieving 100% water intake from secure sources by 2030.

Water capture by source

(m^3/year)

GRI 303-3, SASB RT-CH-140a.1.


Groundwater
3,552,337 (5%)
Reuse
8,114,385 (11%)
Surface water
19,039,794 (25%)
2023
Water from third parties
46,424,467 (60%)

Observing the climatic risk study and the **risk studies of the watersheds** of the regions with the greatest potential for impact, Braskem has defined actions for all units with the aim of seeking new safe sources of water. The plants located in the United States, Germany and the southern region of Brazil withdrawals water from 100% safe sources, as they are in low-risk regions or have already implemented mitigating actions. In São Paulo, Brazil, the water security index is 95% due to Aquapolo, which supplies reused water to operations.

The concept of water security that Braskem adopts is aligned with the United Nations Water, WWF and CEO Water Mandate and refers to the ability to safeguard sustainable access to adequate quantities of water in acceptable quality, using it in a socially equitable and environmentally sustainable manner, with acceptable levels of water-related risks.

GRI 303-5, SASB RT-CH-140a.1.

Water	2020	2021	2022	2023
Water Security Index (%)(1)	-	64.5	65.3	65.9
Water consumption (m^3)	69,341,060	70,745,786	71,216,201	69,526,441
Water consumption (m^3/t)	4.31	4.19	4.30	4.40
CDP Water (score)	A	A	A-	B

(1) This is the percentage of water from a safe source in relation to all water entering Braskem's limits.

In 2023, the Water Security Index increased by 0.6 percentage points, given the implementation of internal water reuse initiatives. Our eco-efficiency indicator in water consumption was 4.40 m^3/t, 2.3% higher than the previous year (4.30 m^3/t), due to lower production, scheduled maintenance shutdowns at the petrochemical plant in Bahia and greater consumption at the petrochemical plant in Rio Grande do Sul. The industrial units in Alagoas, the United States and São Paulo achieved improvements in efficiency in water consumption and better results.



In addition to the well-established Aquapolo, in 2023 we made progress on other water security projects in high-risk basins. Projects use a tool to take decision that takes into account environmental, social and economic factors to define partnerships. When necessary, it also takes into account the internal pricing of water.

- **Rio de Janeiro (Brazil):** we signed a memorandum of understanding with the Águas do Rio concessionaire (the Aegea Group) for a project to supply the company's industrial plants in Duque de Caxias with recycled sewage water, which will be supplied following the implementation of basic sanitation in the neighboring communities.

  Currently, in the stage of evaluating the contract between the parties under the technical, commercial and legal, with possible completion in the first four months of 2024. After signature, the implementation period is 3 years, when it is estimated to reach the water security index by 100% in this region, ending water abstraction in the Gaundú hydrographic basin.

  In 2023, Braskem joined the Committee of the Gaundú Basins as a representative within the user group.

- **Alagoas (Brazil):** progress in discussions on potential solutions for water security in the region, which evaluated water desalination projects, sewage reuse and industrial wastewater treatment. To define the best technical path, Braskem developed a tool, with the help of a specialist consultancy, that considers environmental, social, technical, economic and risk criteria to align the decision-making process with the company's strategy.

Plastic waste

GRI 3-3 301

Our work in relation to plastic waste began in 2009, when we conceived and implemented the **Ser+ Program**, whose goal is to promote social inclusion and socioeconomic development of workers in waste screening units. In 2018, we took a structural step forward with this agenda: we included the recycling business model in our portfolio, so, in addition to the production of virgin resins, we started to market resins with recycled content.

LEARN MORE — About the Ser+ program in Human Rights and Social Responsibility chapter.

Due to the importance of the subject to society and the industry as a whole, in 2021 we established goals to strategically address the issue of waste and, in 2023, we launched our Wenew ecosystem, which includes Braskem's actions in the transition to the circular economy. Within it, we are working on the Wemove front, which represents the notion of collectivity that guides Braskem's way of thinking and acting to promote the circular economy.

2025:

sell 300,000 tons of recycled content products.

2030:

- sell 1 million tons of recycled content products.
- recover 1.5 million tons of plastic waste.

Global Plastic Agreement

SASB RT-CH 530a.1

The United Nations Environment Programme, UNEP, warns on the need to promote an 80% reduction in plastic pollution in the oceans by 2040. Thus, public policy makers, civil society organizations and companies are discussing a possible agreement to combat plastic pollution.

Plastic plays a critical role in society. Understanding the externalities of inadequate plastic waste management, as well as the urgency of addressing the pollution caused by this, Braskem actively participates in discussions about the agreement. Thus, it seeks to converge discussions towards an agreement that is implementable, with the definition of objectives and goals that aim to address the entire life cycle of plastic, guarantee access to adequate waste management infrastructure, and eliminate plastic leakage into the ocean, contemplating the logic of circularity. It also seeks that the agreement encompasses the socioeconomic issues associated with waste pickers, as this is a reality of the Brazilian value chain.

Environmental education and engagement with end consumers

We work on education and encouraging society to adopt conscious consumption and the proper disposal of plastic waste, which increases the availability of circular raw materials. Braskem is active in almost 15 initiatives globally that, through partnerships and sponsorship, stimulate the circular economy. In 2023, more than 600,000 people participated in actions that totaled more than 370 tons in recovered plastic waste and more than R$15 million in investments.

GRI 301-2

Plastic waste	2020	2021	2022	2023
Recovered	5,091	17,774	33,544	53,599
Used in production	5,090	13,141	28,338	41,138
Brazil	2,341	7,608	14,270	23,183
United States	1,598	2,947	8,632	7,789
Europe and Asia	207	282	2,651	6,016
Mexico	944	2,304	2,785	4,150

Circular economy at festivals

Among the various conscious consumption initiatives we implemented in Brazil are the actions at cultural festivals with the aim of stimulating a reduction in the consumption of single-use plastics, as well as the proper disposal of plastic used in glasses, bottles and other packages consumed by the public. In 2023, we were at the Lollapalooza festival with four waste collection points, where we collected more than 350,000 plastic items. At The Town festival, we collected more than 16,000 tons of plastic waste. In total, the events, together, had more than 45,000 people taking part.



Development of solutions

There are also challenges in how packaging and products made of plastic are developed, which can hinder the recycling process. For this reason, we are working on the development of circular design through **Cazoolo**, our lab for the development of circular packaging. In it, we bring together different links in the plastics supply chain to jointly develop circular packaging using acknowlegded methodologies such as the Life Cycle Assessment and Design for Environment.


CAZOOLO

Cazoolo in focus

In 2023, just one year after its launch, Cazoolo gained recognition at Fast Company's 2023 Innovation by Design Awards for being one of the most innovative design initiatives in Latin America. In addition, the single material, stand-up pouch packaging, developed at Cazoolo in partnership with Antilhas and Solvi, gained recognition at the *Prêmio Grandes Cases de Embalagem* awards. As well as being aligned with the circular design attributes for recyclability, the packaging also has PCR Wenew in its composition.

Industry coalitions

ALLIANCE TO END PLASTIC WASTE

We also act through industry organizations to seek joint solutions to challenges in plastics. We are part of the **Alliance to End Plastic Waste**, whose goal is to improve the infrastructure for collecting, separating, processing and recycling waste through individual and collective investments among the participating companies. Braskem is part of the alliance's board of directors and has already invested R$118 million in 12 initiatives since 2019.

We also operate through The Recycling Partnership and the Polypropylene Recycling Coalition in the United States and Plastics Europe in Europe, stimulating the recycling chain in these regions.

Blue Keepers

We have been a member of **Blue Keepers** since 2021, an initiative led by UN Global Compact Brazil, which aims to implement joint actions to prevent the escape of plastic waste into rivers and oceans in a systemic and lasting manner. In 2023, we moved forward with the creation of a national inventory of the types of waste that end up in the sea, with the sampling of five more municipalities, totaling 20 cities so far. We also approved the viability of a floating ecobarrier in Santos, with Braskem playing an important leadership role, given that it supported the implementation of the same system in Rio Grande do Sul in 2016. Ecobarriers collect floating waste disposed of in rivers and will contribute to the progress of the inventories. Learn about this initiative implemented with support from Braskem.

LEARN MORE — About initiative implemented with Braskem's support.

Human rights and ***social responsibility***

GRI 2-23, GRI 2-24, GRI 3-3 407, GRI 3-3 408, GRI 3-3 409, GRI 3-3 410, GRI 3-3 413, GRI 413-1, GRI 413-2, SASB RT-CH-210a.1

Human rights are values for Braskem and the duty of all team members at the company. We act in a way that respects human rights and promotes them in our relationships with all of the stakeholders within our business.

Our performance is based on international human rights standards, such as the International Bill of Human Rights; the Guiding Principles on Business and Human Rights (UNGPs); the Ruggie Framework: protect, respect and remedy – the International Labour Organization (ILO) instruments, such as the Core Convention and the ILO Declaration on Fundamental Principles and Rights at Work; as well as local legislation. We always seek to comply with whichever requirements are the strictest in protecting these rights.

Internally, we are also guided by our Global Sustainable Development Policy, our Codes of Conduct for team members and third parties, as well as guidelines and procedures.

Remedy

State and companies must take appropriate steps to ensure **REMEDIATION** when business-related human rights violations occur.


3
1
UNGPs
2

Protect

The State's duty to **PROTECT** human rights by taking appropriate measures to prevent, investigate, punish, and repair abuses through effective policies, laws, and regulations.

Respect

Corporate responsibility to **RESPECT** human rights, by avoiding causing or contributing to adverse human rights impacts.

One of our starting points is carrying out, periodically, due diligence on human rights that identifies and updates potential risks that involve a violation of these rights, seeking prevention, mitigation and, when necessary, remedial actions.

In 2023, we completed 100% of the actions established in the first due diligence process to address the identified risks. In 2021, Braskem started the second cycle of due diligence on human rights, with methodology aligned with the Guiding Principles on Business and Human Rights (UNGPs), and the identified risks were inserted into the Corporate Risk Matrix in 2022, with periodically review and mitigation plans established in all regions in which Braskem operates. The identified risks consist of five themes:

- **Social and environmental aspects and communities:** promoting a safe and healthy environment for all people, including those beyond our premises, is a non-negotiable value for the company. We maintain a close and permanent relationship with those communities surrounding our installations, preventing any human rights violations and promoting local development, respecting the specific characteristics of each region.
- **Occupational health:** the safety of our processes and the care of the people working in our operations, whether they are team members or partners, are a priority in how we conduct our business and align with industry best practices. Our concern for occupational health issues goes well beyond physical integrity, as is demonstrated with the implementation of a series of measures aimed at preserving the mental health of team members, broadening the concept of integral health.

- **Supply chain:** Braskem operates in various segments and establishes relations with suppliers from the most varied sectors. The commitment of these companies to human rights is part of the process of formalizing the partnership through their adherence to the Third Party Code of Conduct and due diligence in compliance with the approval process. We use a series of procedures to evaluate third parties, which are aimed at preventing and mitigating potential risks and impacts, which, when identified, results in the search for agile solutions, acting with authorities and other responsible institutions, when necessary. For suppliers participating within more critical sectors, such as the ethanol and the plastics chain, we have implemented specific programs for risk mitigation.

LEARN MORE — About Braskem's responsible sourcing with suppliers in the People chapter.

- **Disposal of plastics:** the plastics supply chain is subject to issues related to its disposal and, for this reason, we take a series of measures to return waste to the appropriate location, whether through the recovery of material or environmental education. In our growth strategy, we are committed to the development of the recycling chain, contributing to a healthy environment and the growth of active companies and cooperatives, while promoting better working conditions for people in this sector.

LEARN MORE — About Braskem's performance in the chapter on Plastic waste.

- **Diversity, equity and inclusion:** human rights are inherent to all people, regardless of ethnicity, color, gender identity, sexual orientation, national origin, religion or any other aspect. Everyone has the right to equitable working conditions and non-discrimination within the professional environment. At Braskem, a global and multicultural company, we value diversity because we believe it strengthens our culture and promotes an inclusive and creative environment. Thus, we want our team members to feel respected and welcomed, and that they all be treated based on the principles of equity. In this regard, many actions are being implemented through the Diversity, Equity and Inclusion Program.

LEARN MORE — About the Diversity, Equity and Inclusion Program in the People chapter.

Thus, we have established the following objective:

2030: manage 100% of the high and medium human rights risks[4].

In 2023, Braskem made progress on the governance of this theme, with the definition of the drivers of human rights activities. We also conduct internal training for leaders, people management teams and team members, seeking to increase knowledge and focusing on the individual sense of responsibility for human rights.

(4) Based on due diligence conducted in 2021.

This year, we approved an internal procedure and framework for ***welcoming people potentially impacted by harassment and discrimination.***

Social responsability

GRI 413-1, GRI 413-2

With respect to the communities surrounding our operations, we invest in social responsibility projects to foster a relationship of partnership and transparency. To do this, we have defined global causes for social action that strengthen relationships with communities and our foundations. The projects, in addition to being aligned with these causes, respect the particularities of each region in which we operate and seek to create trusting relationships. They are: **circular economy**, **innovation** and **entrepreneurship**, and **education**.



Relationship and partnership
Ethics and transparency
Business connection
Equity and Inclusion
Circular economy
Innovation and local entrepreneurship
Education

Based on these actions, we have the following objectives:

2030:

- using the RepTrak methodology, obtain a strong reputation rating with the communities.
- benefit 500,000 people through our private social investment and volunteer program.

Through private social investments, donations, and volunteer work, in 2023 we allocated approximately US$5.6 million in social responsibility actions, *with 215 social initiatives in Brazil, Mexico, the United States and Europe, directly benefiting more than 350 thousand people.*

Global Impact

GRI 413-1


Emergency relief
8,853
Volunteering
20,220
Others
47,158
Circular Economy
74,247
Innovation and entrepreneurship
813
Education
201,259
Total
352,550

Region	Benefited people	Investment	Initiatives
Brazil	67,305	3,593,091	126
United States	243,671	1,357,791	37
Mexico	41,354	513,500	47
Europe/Asia	220	173	5
Total	352,550	5,586,865	215

Community involvement

GRI 2-29, GRI 413-1, GRI 413-2

Through the **Community Engagement Methodology,** we seek to map specific issues in communities surrounding our operations, identifying potential positive and negative impacts of our operations in the environmental, socioeconomic and human rights spheres. This enables us to determine integrated actions and relationship strategies with the communities. In 2023, we finished applying the methodology at our Rio Grande do Sul unit.

Social impact projects

GRI 413-1

In 2023, we held the second edition of the Braskem Projects that Transform selection process to support social initiatives aimed at sustainable development in the regions where we operate in Brazil (São Paulo, Rio de Janeiro, Rio Grande do Sul, Alagoas and Bahia). The participants within the process received two training modules: developing social projects and the production of accounts. At the end of the process, 12 projects were selected to receive between R$20,000 and R$50,000 each.

> *"With Braskem we have a social partnership, which goes far beyond donations, it is connected to the exchange of expertise, concepts and care for our community and its partners. We developed the Notas da Quebrada project, selected in Braskem's Projects that Transform selection process, that is truly transforming the lives of children and teenagers to have a new outlook on the future, improving their performance at school and their socialization through music and education."*
>
> **Rogério Santos**
> coordinator of CUFA Montenegro

Note: CUFA: Central Única das Favelas, in portuguese, which is a national organization of communities from brazilian Favelas.

Social impact projects in which we invest and are within the circular economy cause form part of Wemove.

GRI 413-1

Here are some of our worldwide projects:

- **Ser+ (Brazil):** it aims to promote social inclusion and the socioeconomic development of workers within recycling cooperatives, through the strengthening and professionalization of organizations. The program's ambition is to promote the development of the recycling chain and its workers. To date, the initiative has successfully completed more than 10 years of activities, in more than 24 cooperatives, throughout Brazil, positively impacting more than 600 workers annually.
- **Mercy Ships (Netherlands):** they support for Mercy Ships, an international humanitarian aid organization that provides free healthcare, through hospital ships, to vulnerable communities along the coast of Africa. In 2023, Braskem hired four ships through brokers who committed to donate part of the commission they receive from the shipowners to Mercy Ships. The amount donated was approximately US$56,000.
- **Plastianguis (Mexico):** it focuses on promoting responsible consumption and the recycling of plastics through the creation of infrastructure for waste collection. The collected waste can then be exchanged for basic grocery products or school materials. In 2023, the project was carried out in 4 municipalities and more than 150 tons of plastic were collected, benefiting more than 20 thousand people directly.
- **Plastivan (United States):** through exhibitions and practical activities, it aims to stimulate students to explore opportunities in science and engineering within the plastics industry and their contribution to society. In 2023, 17,500 students received training.

"Braskem has been with us for over 10 years, and through Ser+ we have benefited greatly and are very grateful for this partnership. I can say that Braskem is the strong arm of the cooperative, both due to the recyclable material allocated and the investments in improving the cooperative's equipment and infrastructure, which plays a very important role for society, the environment and for the 21 people who make their living from their families through this work."

Adecir Palmeira
coordinator of the cooperative AECO (Ecological Association of Recyclers of Ponte Seca), benefited from the Ser+ program

Ser+ generates a positive return

GRI 203-2

In 2023, we conducted the Ser+ impact assessment with the support of a partner consultancy. Three dimensions were analyzed: social (equity), economic (cost benefit) and environmental. A fourth aspect was evaluated: management procedures and results (cost effectiveness and efficiency).

To measure social impacts, we used a questionnaire to assess the competencies that the program worked to develop together with the participants. In total, we conducted 522 interviews, of which 92 were in a control group that did not form part of the program. The survey concluded that there was a change in the competence level of those within the program, i.e., participants in the program demonstrated a greater level of competence compared to those in the control group.

Regarding the economic dimension, it was found that there is a direct relationship between participation in the program and the income level of the cooperatives. In summary, Ser+ demonstrated that for every R$1.00 invested by Braskem there is an economic return of R$1.34. Finally, the environmental and management impacts were also found to be positive.



Productivity and *competitiveness*

Within the productivity pillar we worked to move toward the first quartile of the global cost curve of the petrochemical industry, focusing on decarbonization initiatives and prioritizing high value-added investments.

LEARN MORE — About our global decarbonization initiatives within our Traditional business.

In Brazil, new sources of ethane and propane, originating from the **pre-salt layer**, may enable the expansion of the capacity of the Rio de Janeiro petrochemical plant by around 40%, with an estimated investment of around US$600 million. In Brazil, this is our most competitive plant considering the global cost curve[5].

In Europe, we created the **Braskem Trading & Shipping** company to operate mainly in the international supply of raw materials to all the company's operating regions, expanding the portfolio of global raw material suppliers contributing to the development of freight with lower CO_2 emissions

(5) This includes the refineries of São Paulo, Bahia, Rio de Janeiro, and Rio Grande do Sul.

voqen
empowered by Braskem

Created in 2022, Voqen focuses on supporting the energy transition on the petrochemical sector. As of 2024, it has natural gas and electricity contracts under its management representing a total of R$4.5 billion and 74.5 thousand tons of CO_2e avoided through the sale of renewable energy certificates.

Ethane import terminal in Mexico

In 2020, Braskem Idesa implemented the **Fast Track solution** for importing ethane from the USA using ships and trucks, with a daily volume of up to 35,000 barrels, in addition to the contract volume of 30,000 barrels per day with PEMEX, with the right of first refusal to acquire excess ethane from PEMEX up to 2035.

To ensure the supply of ethane necessary for Braskem Idesa to achieve full utilization rate of its plant capacity, in 2021, we entered into a partnership with Advario, global and leader company in the storage segment, for the development of an Ethane Import Terminal in Mexico. The partnership resulted in the formation of **Terminal Química Puerto México (TQPM)**, joint venture in charge of the project's development and operation, with an estimated investment of US$580 million[6] and equal participation to both shareholders.

It is the first project aligned with the strategic interests of the southeastern region to improve the country's economic activity in the Interoceanic Corridor of the Isthmus of Tehuantepec. The development of this project will allow the creation of new logistical chains that contribute to strengthening the competitiveness of the petrochemical industry in Mexico, and that represents a comprehensive solution to cover the deficit of ethane necessary for our production.

In 2023, Braskem Idesa concluded, through TQPM, the process of securing US$408 million in financing for the construction of the terminal. This financing has a maturity of five years and the usual guarantees for transactions of this nature.

(6) This includes the total CAPEX of the project, VAT and capitalized interest during construction (being approximately US$446 million of CAPEX, excluding VAT).
(7) Considers the amount reimbursed by Advario in the amount of US$56 million and includes Value Added Tax (VAT).

Construction of the terminal started in July 2022 and by the end of December 2023, 48% of the physical infrastructure had been executed. The total amount paid out by Braskem Idesa from through December 2023 was around US$103 million[7]. Operations are expected to begin in the first quarter of 2025.

The terminal will have a capacity of up to 80,000 barrels/day of ethane, sufficient to supply the raw materials necessary for Braskem Idesa to operate at 100% of its capacity, increasing the competitiveness of the asset in Mexico.

Supply of ethane to Braskem Idesa


Braskem Idesa has a current production capacity of
66 kbpd (100%)
47
48
65
80
40%
60%
35%
65%
54%
46%
2022
2023
2024(1)
2025(1)
Pemex
Fast Track
Ethane terminal

(1) Considers installed capacities and current contracts.

Intelius

GRI 403-1

Comprised of three pillars – Health, Safety, and Environment; Quality; and Industrial Effectiveness, as well as two cross-cutting themes: Performance Management and Continuous Improvement & Good Practice Sharing – Intelius advances globally to become our common language for the execution and improvement of our processes. Annually, the system undergoes a global, internal audit intended to identify and repair potential non-conformities in relation to its guiding principles.


intelius
HSE
QUALITY
INDUSTRIAL EFFECTIVENESS
PERFORMANCE MANAGEMENT
CONTINUOUS IMPROVEMENT AND GOOD PRACTICE SHARING

Health, Safety, and Environment (HSE)

In 2023, we integrated both process safety barrier audits and those audits that are legally required into Intelius' internal audit program. The first aims to verify the management and integrity of security barriers, focusing on high-risk scenarios, ensuring that risks are controlled and maintained at acceptable levels. The second has as its goal the verification of documentary evidence that proves compliance with legislation and other requirements related to health, safety, environment and social responsibility.

Decarbonization

Intelius supports the implementation of Braskem's objectives to reduce CO_2 emissions within the Industrial Decarbonization Program. In the continuous improvement line of action, we developed projects that represent around 50% of the emissions reduction projected by the MAC Curve for the year 2023. On the culture, process and governance front, we implemented actions to encourage the culture of executing projects with focus on decarbonization, as well as developing a standardized calculation methodology for validating CO_2 reduction values. We also implemented an indicator to measure the intensity of CO_2 emissions in each industrial unit, offering support for assertive and efficient decision-making.

Competitiveness

In 2023, our continuous improvement projects captured a record value of over R$1.3 billion in relation to the period analyzed. The projects included reducing physical losses to flare, maximizing automotive gasoline production and statistical modeling to improve furnace performance.

Certifications

In 2023, internal Intelius audits were conducted in synergy with certifications and other programs. In addition to addressing topics already covered in previous years, new checks were carried out involving expert auditors from the areas of Quality, Corporate HSE, Imports, Resin Projects and Internal Audit. This year, we have included the requirements for the following certifications, according to the applicability to each operating unit:

- ISO 9001, ISO 14001 e ISO 50001
- Responsible Care Program® and RC 14001®
- International Sustainability and Carbon Certification (ISCC)
- Bonsucro
- Authorized Economic Operator
- Operation Clean Sweep
- Internal Compliance Audit and ISO 37001

LEARN MORE — About all Braskem certifications by operational unit.

Operational eco-efficiency

GRI 3-3 303, GRI 303-4, GRI 3-3 305, GRI 305-7, GRI 3-3 306, GRI 306-3, SASB RT-CH-150a.1, SASB RT-CH-120a.1, SASB EM-MD-120a.1

Our waste management is based on internal regulations and legislation applicable to each region where we operate. Our basic principle is to comply with the order of priority: **1. Non-generation**; **2. Reduction**; **3. Reuse**; **4. Waste treatment**; **5. Environmentally appropriate final disposal of waste**. Compliance with the order seeks to reduce waste treatment costs; achieve increasing eco-efficiency rates (against benchmark) and prevent environmental liabilities.

In 2023, our eco-efficiency in waste generation was 3.55kg/t, 16.6% higher than the previous year (3.04 kg/t), due to the lower production volume, the general maintenance shutdown of the complex petrochemical industry in Bahia and the volume of waste from environmental liabilities. The improvement in the efficiency of the plants in Alagoas and Rio Grande do Sul stands out, mainly due to the use of emergency basin cleaning technology, which substantially reduced the volume of sludge generated.

Total industrial waste generation (kg)
GRI 306-3


2020
35,892,667
2021
41,027,838
2022
50,390,731
2023
50,815,600

Waste generation intensity (kg/t)


2020
2.23
2021
2.43
2022
3.04
2023
3.55

The management of industrial and administrative effluents is based on standards defined by local legislation and internal procedures in all our units, respecting the characteristics of each production process. Effluents are treated internally or by third parties and, in this case, they undergo quality tests to ensure the parameters required by Braskem.

In 2023, our eco-efficiency of liquid effluents generation was 1.29 m^3/t, a result 7.5% higher than the previous year (1.20 m^3/t), due to the lower production volume and the general shutdown maintenance of the petrochemical complex in Bahia. Highlight for the Alagoas units with the improvement in the eco-efficiency of the operation.

Total effluent generation (kg)
GRI 303-4


2020
19,672,409
2021
20,479,434
2022
19,966,136
2023
20,400,860

Effluent generation intensity (kg/t)


2020
1.22
2021
1.21
2022
1.20
2023
1.29

Over the past few years, we have worked to improve the monitoring and measurement of atmospheric emissions. In 2023, we made progress in consolidating the standardization of the inventory of emissions of priority atmospheric pollutants, ensuring better qualification of the results measured and/or calculated by parameters. We identified emission reduction projects considering the 2030 horizon. As a result of these actions, considering NOx as a reference pollutant, we achieved a 16% reduction compared to 2022 emissions.

Significant atmospheric emissions(1)
(kg/year)
GRI 305-7, SASB RT-CH-120A.1.


2022
9,542,710
5,264,643
7,008,220
424,979
865,962
6,350,894
2023
8,030,863
4,097,389
6,215,154
467,944
719,405
6,138,119
NOx
SOx
COVS
HAP(2)
MP
Other emissions(3)

(1) The methodologies used are recommended by local environmental agencies. Where there is no measurement, estimates are used (emission factors) based on recognized methods, such as US EPA AP-42.
(2) Includes toxic air pollutants and hazardous air pollutants (HAP).
(3) Includes total hydrocarbons and carbon monoxides.

Growth and *diversification*

Over time, we have worked on several initiatives that have allowed us to mitigate the volatility of the petrochemical cycle, based mainly on diversification of feedstock, geography and portfolio of bio-based and circular products.

From a feedstock perspective, Braskem strives to continuously diversify its raw material matrix, in order to create greater flexibility in our petrochemical plants.

Feedstock: higher exposure to competitive feedstock

Feedstock profile by production capacity (%)



2.4
2.4
2.0
20.0
2.5
2.5
3.0
21.2
21.2
21.0
38.1
38.1
38.0
80.0
35.8
35.8
36.0
2009
2020
2022
2023
Napht
Gas
Flex
Propylen
Ethanol

Geography: less exposure to a particular economy

Recurring EBITDA by reportable segment (%)



12
10
8
15
30
38
100
72
60
55
2009
2020
2022
2023
Brazil
USA & Europe
Mexico

Another important aspect is the diversification of our portfolio, which has more than 100 products including resins, specialty chemicals, bio-based and circular products, serving a variety of markets.

LEARN MORE — About our portfolio in Our products.

Portfolio: more than 100 products[8] between commodities and specialties



Resins: PE, PP and PVC



Olefins and Aromatics: ethylene, Propylene, Butadiene, Butene, Benzene, Cumene, Orthoxylene, Paraxylene

I'm green™ bio-based: bio-based PE, bio-based EVA, bio-based PE Wax



Specialty Chemicals: hydrocarbon Resins (Unilene®), PIB, Heavy Olefins (Nonene and Tetramer), Isoprene and C5 chains, Waxes

Resins and chemicals with circular content

(8) Considers the product family.

Braskem maintains its leadership position in the markets where it operates, as we have flexibility in purchasing feedstock, reducing our dependence on Brazilian naphtha supplied by Petrobrás. In 2023, the consumption of imported naphtha in Brazilian assets accounted for around 57% of overall naphtha consumption during the period. In addition, the capacity expansion of polyethylene I'm green™ bio-based produced from sugarcane ethanol to 260 thousand tons per year reinforces our feedstock diversification strategy and the ambition of our biobased growth avenue.

Ethylene production capacity in Brazil by feedstock



73%
16%
5%
6%
100%
Naphta
Gas (ethane, propane or HLR)
Flex (naphtha or ethane)
Ethanol

"We are the largest producer of polypropylene in North America, such position was consolidated in 2020, with the start-up of our newest state-of-the-art plant at our LaPorte TX site in the United States. This propylene is from various sources such as propylene dehydrogenators through propane (PDHs), refineries and petrochemical plants. We also seek solutions for the production of propylene with base of renewable raw materials, which will contribute to the bio-based growth."

Mark Nikolich
vice president of North American Business



Innovation

GRI 3-3 (Inovation, technology e digitalization)

Innovation is a strategic pillar for Braskem once the improvement of existing technologies and the development of new technologies are fundamental to achieving our strategic goals.

We have a **robust and global structure**, with 366 team members working in synergy to search for results. The following is our innovation footprint:

2 Technology and Innovation Centers (ITC) Triunfo (RS, Brazil) and Pittsburgh (PA, United States)	**2 polymer-focused Technical Centers** Wesseling (Germany) and Coatzacoalcos (Mexico)
7 pilot plants	**2 Renewable Chemicals Research Centers** Campinas (SP, Brazil) and Lexington (USA)[9]
1 Process Technology Development Center Mauá (SP, Brazil)	

(9) In final stage of construction.

Lexington Lab

In 2023, we invested US$36.4 million in innovation and technology infrastructure (CAPEX). This includes the construction of a new renewable research center in Lexington, United States, totaling US$8.3 million. From a total disbursement of US$20 million, the center will focus on the development of early-stage technologies related to biotechnology and catalysis, contributing to Braskem's carbon neutrality objective.

From this framework, we work on several projects that relate to each of our growth avenues.

Traditional business

Portfolio evolution: product development through advanced material research and improvements.

Technology support for assets: improvements in process technology and catalysis team within current assets.

Reduction of vulnerabilities: reduction of vulnerabilities in the supply of additives and catalysts.

Decarbonization initiatives: development of processes to address the decarbonization of current assets.

Bio-based

Bioethylene technology: technology improvements in collaborative research and development (R&D) partnership with Lummus.

Expansion of bio-based portfolio: bio-based portfolio expansion (MEG, green PP, EVA, PE wax, solvents, butanol, butadiene).

Monitoring of green raw materials: technical analysis of alternative raw materials for current assets.

Recycling

Portfolio of recycled resins: development of products to create and improve the portfolio of post-consumer resins.

Chemical recycling platform: development and improvement of pyrolysis technology, in addition to the search for other chemical recycling alternatives.

Regarding decarbonization, here are some of the projects under development with external partners:

- **University of Illinois Chicago (UIC):** the aim is to capture CO_2 from gases emitted from industrial operations and convert it to ethylene in addition to other chemicals. In 2023, we completed the initial phase of laboratory-scale development, achieving performance results which represent the state-of-the-art in the integrated process of capture and electrochemical conversion from CO_2 to ethylene.

- **University of São Paulo (USP) and the University of São Carlos (UFSCar):** the aim is to evaluate catalytic and electrocatalytic pathways to convert CO_2 into chemical products such as olefins and alcohols. The project allows for a total period of five years for the laboratory-scale developments, with the possibility of extending the agreement with the progress of the research.

- **Coolbrook:** the aim is the electrification of pyrolysis ovens using Roto Dynamic Reactor (RDR) technology, Coolbrook's proprietary technology, which generates a reaction using an electric-powered rotary reactor. In 2023, we successfully completed the demonstration stage of cracking naphtha using steam generated by electricity, with RDR technology.

Projects dedicated to the biobased growth avenue seek to develop low-carbon chemical products, on a commercial scale, with a focus on the following attributes: 100% renewable, with full drop-in compatibility with respect to analogous chemicals, sustainable production with biological raw materials and a negative carbon footprint.

In 2023, we established an important partnership with the Countless consortium in Europe, which has 13 partners led by Vito NV. The main project of the partnership is the technical-economic evaluation of the first continuous catalytic hydrogenolysis of lignin on a demonstration-scale. Project partners will process the lignin-based chemical to demonstrate its applicability and cost-effectiveness. In addition, major advances have been achieved in biotechnology and catalytic research, with a focus on the proof of concept of new pathways to renewable energy.

Another partnership signed in 2023 that contributes to this avenue is with Lallemand Biofuels & Distilled Spirits (LBDS), for the development of renewable chemicals. The objective is to establish a technological and commercial approach to the research, development and commercialization of cutting-edge renewable alternatives to chemicals made from fossil raw materials. Using LBDS technology, the partnership will explore development for the solvents segment.

On recycling growth avenue, we launched several grades that contributed to the expansion of Braskem's portfolio of post-consumer resins, such as high-density polyethylene, made from landfill waste for use in lubricating oil packaging, and polypropylene, also from landfills, developed for injection modeling. Another portfolio development was the conversion of used raffia bags into new bags of the same material, through the reverse logistics program.

Regarding chemical recycling, we have made significant progress in developing a new catalytic depolymerization technology to produce basic chemicals (monomers) from plastic waste, which are then used to produce new circular plastics. We achieved bench test results and the pilot plant is expected to start in 2025, with technology commercially available in 2030. The main advantages of this technology are its lower carbon footprint and the ability to use various plastic raw materials.

We have also entered into partnerships with third-party entities that will allow us to advance our research and development efforts on various initiatives. One example is the REMADE Institute grant, carried out in partnership with Michigan Technological University and Wisconsin-Madison University, to develop new recycling process technology that will extract pure polypropylene from post-consumer resins.

"Through open innovation, we expand our ability to develop sustainable solutions. In 2023, we participated in several financing calls that approved Braskem's innovation projects, totaling US$56.2 million in grants that will fund research into recycling, decarbonization and development of the product portfolio. This is a fundamental front for achieving the objectives of our corporate strategy."

Antônio Queiroz
vice president of Innovation, technology and Development Sustainable



SASB RT-CH 410a.1

In 2023, as a result of our efforts dedicated to innovation, we achieved several results:

R$554 million invested

in research and development, an increase of 7.8% compared to 2022

20 new patent

applications and 87 extensions.

More than 60 projects

through external partnerships

11% of sales

were from products developed in the last five years.

1,111 active documents,

of which 530 are patents that have been granted.

More than 450 clients

supported by the Innovation and Technology team

210 projects in innovation and technology, **147 projects** evaluated against the sustainability index, with **121 having a positive impact,** resulting in a sustainability index of 82%.

Innovation (R$ thousand)	Operation expenditure (Opex)	Capex
Brazil	158,141	107,028
Europe	14,631	2,351
United States	141,151	71,298
Total	**313,924**	**180,677**
Oxygea	46,328	
Sustainea	13,565	
Consolidated Total	**554,493**	

Innovation awards

For the second year in a row, Braskem was recognized as one of the 20 most innovative companies in the country by Innovative Places Brasil, an award offered by **MIT Technology Review.** Furthermore, it was listed as the second most innovative company in the Oil, Gas and Petrochemical sector in the country, by **Valor Econômico.** In relation to open innovation, we were in second place in the **100 Open Startups** ranking, demonstrating our leadership in the field and improving our position from the previous year.

Braskem's innovation strategy also includes the company's digital transformation, which is reconfiguring processes and business models to improve the customer experience, create competitive advantage, reduce costs and pursue a more sustainable future through rapid experimentation and the continuous implementation of large-scale digital technologies.

In order to make Braskem more innovative, sustainable, adaptable and competitive within the context of the Digital Age, we started a digital transformation program in 2018 committed to provide the company team members with a new generation of tools, including innovative methodologies and digital technologies that will allow us to work in a smarter, safer, autonomously and more connected way.

In 2023, our portfolio, which includes more than 70 digital products designed to transform the company's core business, captured a significant amount of recurring value, reaching R$700 million, an increase of 40% compared over the previous year. This value reflects the strong impact of new digital products and the strength of our digital innovation pipeline, as well as the success of existing consolidated products, in support or expansion stages. The highlights include:

- **Customer Platform:** transforms the customer shopping experience through an intuitive and effective interface for handling high-volume purchases and innovative features such as a delivery tracker, a purchase order viewer, credit information, documents access and more. In 2023, 800 customers benefited and the platform processed about 50% of sales in Brazil.

- **Energy Management Platform:** transforms the way we manage energy consumption by considering different contracts in different regions. The platform can estimate future consumption and alerts regarding potential demand, allowing the team to act proactively and avoid penalties. In 2023, we captured about R$17 million in value through this tool.

- **Predictive Process Control:** improves production performance and eco-efficiency through a dashboard that alerts regarding inefficiencies in real time. With statistical models based on historical data, it quickly identifies deviations and their causes, enabling immediate corrections. The tool contributes to maintaining performance indicators at optimal levels, as well as to energy savings and reduction of CO_2e emissions. Through the tool, we captured R$63 million in savings and reduced CO_2e emissions by 74,000 tons.

Additionally, through the incorporation of new technologies into two existing tools, such as Advanced Process Control and Real-Time Energy Optimization, we also recorded an additional gain of R$38 million in 2023, increasing the total recurring value generated by these applications to more than R$450 million annually. These solutions, already fully integrated into the company's results, impact both the optimization of operations and cost reduction and sustainability, contributing to an annual reduction of 132 thousand tons in CO_2e emissions.

The year 2023 was also marked by the exploration and experimentation of emerging technologies. Radar, our continuous trend mapping process, prioritized 14 promising opportunities to fuel and diversify our digital product portfolio in 2024. Through our disruptive technology experimentation model, we validated two generative Artificial Intelligence applications, adapting Chat GPT to transform our internal processes. We deepened our relationship with startups, accelerating the incorporation of innovative external solutions into the company and strengthening our open innovation approach. Seven proofs of concept emerged from this collaboration, each demonstrating potential to add value to our digital portfolio.

In the field of creating new digital business models, with a dynamic and stimulating approach, we held another edition of the Startup Challenge. The challenge engaged Braskem members to present their ideas for new businesses based on digital technologies. Of the 63 proposals received, nine were selected for presentation to the company's senior leadership in a "Shark Tank" style event. All proposed ideas were aligned with Braskem's business and environmental objectives.

Four of these ideas – three focused on solving circular economy challenges in the chemical sector and one aimed at accelerating carbon neutrality actions in the chain – were chosen to receive initial investments in feasibility studies. These studies will be conducted by Oxygea, within its Corporate Venture Building – CVB program.

Oxygea

In 2022, we invested in the creation of **Oxygea Ventures**, our corporate arm dedicated to leveraging the work of startups that operate in the areas of sustainable innovation and digital transformation.

In its first year, Oxygea's CVC evaluated more than 500 potential investments, established 30 partnerships, made 30 connections with corporations around the world, participated in more than 20 events and established a community of 88 startups.

The successful launch of Oxygea Labs (Oxygea's acceleration program) resulted in a total of 324 participants, with 06 being accelerated for 4 months.

In the incubation portfolio, multiple startups are at an advanced stage of development, ready to enter the market, establish commercial agreements and prove their value proposition.

LEARN MORE – Visit our website Oxygea.



Foundations

Safety
People
Governance

Safety

GRI 3-3 403, GRI 403-9, SASB RT-CH-540a.1., SASB RT-CH-320a.1, SASB RT-CH-320a.2.

Safety of people is a non-negotiable value at Braskem. In our operations, we work to prevent accidents involving people and processes, and monitor and mitigate the social and environmental risks from our activities that may present risks to people. To guide us on this quest, we have established the following objectives:

2023:

- Reduce the work accident rate to 0.5 accidents per million hours worked.
- Reduce the process accident rate (tier 1 and tier 2) to 0.32 accidents per one million hours worked.
- Implement 100% of those actions planned for the year to mitigate the socio-environmental risks.

Regarding the **safety of people**, Braskem manages the safety of both its team members and its contractors. Our actions are focused on the **Human Reliability Program**, which promotes an organizational culture that reinforces safety in daily life, and in all activities, through procedures, training and technologies capable of anticipating potential risk situations for team members and third parties.

In 2023, we implemented and trained teams on human reliability concepts in overarching procedures for life-critical activities such as blocking hazardous energy. We also continued with training related to the program, with more than 1,900 people trained, including both team members and contractors.

We are part of the International Council of Chemistry Associations® Responsible Care program.

Our accident rate with and without lost time increased in relation to 2022. This is mainly due to the increase in commonplace accidents linked to everyday activities, such as walking and going down stairs, among others.

GRI 403-9, SASB RT-CH 320a.1

Safety	2020	2021	2022	2023
Accident rate CAF + SAF(1)	0.95	0.86	0.85	1.08

(1) With and without lost time, considering third parties and team members, accidents per 1 million man-hours worked.

The severity increased in 2023 due to an accident at our operations in the ABC region's petrochemical hub in São Paulo, Brazil, which led to the death of two contractors. Braskem closely monitored the victims and deeply regrets what happened. We want to highlight that all necessary safety measures were taken immediately, covering all our units and the sites surrounding the incident, and there is no risk to the community. The causes of the accident have been investigated and corrective actions are in progress.

We encourage conversations about safety with all team members. At our global meeting, we do Safety Moments, ***dedicated to raising awareness about the importance of being attentive to situations that present risks and how to avoid them.***



Regarding the **safety of processes**, we progressed with the **Socio-environmental Risk Assessment**, which contemplates efforts to mitigate risks defined as priorities for industrial units, through conducting in-depth risk mapping studies and engineering studies, and making investments focused on mitigating identified risks.

This initiative focuses on the quality of life and protection of communities around our operations, and is monitored by various committees, as well as the Board of Directors. In 2023, all action plans to mitigate risks were implemented, including eleven high-risk scenarios.

The process accident rate achieved its best historical performance, mainly due to the ***reduction in the rate of hazardous product leaks at industrial units.***

SASB RT-CH-540a.1.

Process safety	2020	2021	2022	2023
Tier 1 + Tier 2 accident rate	0.46	0.32	0.43	0.34
Socio-environmental risks	-	100%	100%	100%

Product management and safety

GRI 3-3 416, GRI 3-3 417, SASB RT-CH 410b.2

Braskem's product design process, from launch to commercialization, includes an impact assessment. We do this by conducting chemical safety sustainability guidance, raw material vulnerability assessments, and product safety reviews. From this assessment, we publish customized customer statements and regulatory fact sheets to provide transparent compliance information across the value chain. Additionally, we continually seek to strengthen our product management practices by monitoring and informing the business about new and emerging product management trends through the publication of a periodic newsletter.

We also engage with stakeholders along the value chain to promote the responsible use of products throughout their lifecycle. Our priority is to promote positive production and consumption behaviors to prevent the misuse of products. Our actions in this sense, therefore, are:



Global product regulatory compliance and product safety: ensuring applicable chemical compliance requirements and regulations are met and transparent product safety information is provided for its products.

Product stewardship strategic growth aspects: incorporating product stewardship aspects and risk assessments into strategic growth planning and decision-making.

Strategic positioning in regulatory initiatives: developing proactive and risk-informed strategies and advocacy positioning to manage the continuously changing global regulatory landscape that may impact Braskem products and the applications in which they are used.

Product stewardship culture evolution: continual evolution of building a more robust product stewardship culture with commitment of people and organization throughout Braskem.

Tools and systems improvements: creating more efficient, simplified tools to manage all raw material and product compositional, regulatory and test data needed to substantiate the regulatory compliance and health, safety, and environmental aspects of Braskem products.

Given our commitment to health, safety and Responsible Care®, a key focus for 2023 was the creation and successful launch of the Chemical of Concern (CoC) initiative. With the aim of boosting and influencing more sustainable product offerings, we developed an internal CoCs screening tool and reprioritized chemical substances present in Braskem products.

People

People form the foundation of Braskem's strategy and are at the center of our work. We act to promote diversity, equity and inclusion, as well as human rights in our relationships.

Team members

GRI 2-7, GRI 3-3 401, GRI 401-1, GRI 3-3 404, GRI 404-1, GRI 404-2, GRI 405-1

Our value proposition for team members strives to provide a work environment where ***everyone feels respected, motivated, and challenged to bring innovation and do their best.***

Our value proposition to team members reflects the most fundamental elements of our culture, through competencies that are expected of our team members. Together with the targets established for the year, these competencies are part of the **Action Program (PA)**, which aims to develop the career of all team members, including business leaders, based on performance.

The direct leader of a team member is the one responsible for carrying out the performance assessment (PA cycle), valuing the relationship between both. The PA cycle considers the evaluation of individual, shared and corporate goals, as well as the results from a network assessment, where peers and other co-workers can provide feedback in relation to expected skills.

In 2023, we strengthened our culture by defining **three core values**, aimed at making clear how team members are expected to act. These are:

We believe in people and their development potential.

We value relationships of trust and practice planned delegation.

We act with a focus on results and client satisfaction.



In alignment with our core values, we continuously invest in actions to develop our team members, providing a portfolio of training aligned with business strategies so that team members manage their own self-development.

- **Competencies Path:** reinforces with the team members and leaders the behavioral competencies connected to the PA. In 2023, we had two workshops on collaboration and a lecture on feedback, impacting more than 1,000 team members. Supporting these initiatives we also offer a global online path of ongoing training for our team members.
- **Global Technical Career Ladder:** launched in 2023, the program prepares technical team members from our industrial units for a global career. The program enabled the creation of six new career levels, where 74 members from Brazil, Mexico, the United States and Europe were evaluated, resulting in 75% of them moving on to new career challenges.
- **Welcome to the Next Stage Program:** aims to support members in their first leadership experience. In 2023, three groups (55 leaders total) received this training in Brazil. We held the second edition of the program in Europe, adapting it to the local context.

GRI 2-7, GRI 401-1, GRI 404-1

Attraction, retention and development	2020	2021	2022	2023
Team members	7,993	8,312	8,668	8,569
New hires	499	805	919	568
Average number of hours in training[1]	-	-	21.9	22.7
Voluntary resignations	197	295	351	330
Voluntary resignations turnover rate (%)	2.5	3.7	4.0	3.9

(1) Only considers members. Apprentices and interns were not considered.

In line with our human rights approach, we are committed to **promoting diversity, equity and inclusion (DE&I)** across our entire business through clear objectives:

2030:

- increase women's participation in leadership to 40% globally
- increase the number of Black team members to 37% globally[1].

GRI 2-7, GRI 405-1

Diversity, Equity and Inclusion	2020	2021	2022	2023
Women globally (%)	24	25	26	26
Women in leadership globally (%)	30	31	33	33
Women operators (%)	-	-	-	9
Black people (%)[1]	30	30	33	33
Black people in leadership[1] (%)	13	13	15	15
Number of people with disabilities	-	-	22	31

(1) Includes only regions where we seek to increase the representation of black people.

For the third consecutive year, Braskem was included on the ***Bloomberg Gender-Equality Index. Our overall score was 68.35%.***

In 2023, we have consolidated our DE&I Program globally, defining specific goals for Mexico, Europe and Asia. Our actions throughout the year were guided by intentionality, advancing several initiatives that were carried out locally and globally.

In Brazil, we ensured at least 50% women in hiring lists and actively worked to hire six people with disabilities in our offices through an inclusive journey, monitoring and implementing development actions to the hired team members. Through intentional hiring actions, the racial self-declaration campaign and literacy initiatives, we reached 37% of black people among the country's team members.

In 2023, we launched the Affinity Network for people with disabilities in Brazil, which implemented awareness ***campaigns and established itself as a point of welcome and listening.***

Diversity Global Week

GRI 3-3 405

The Global Diversity, Equity and Inclusion Week took place again in 2023, which aimed to explore the challenges and benefits of embracing differences in the workplace. The event had more than 9,600 participants and covered topics such as women's journey in the corporate world (gender), differences between Brazil and the United States in racial equity (race), the value of being yourself (LGBTQIA+) and multiculturalism.

"Diversity, equity and inclusion are fundamental to building a fair and sustainable future. Our goals for 2030 are intentional: they put us on a journey of valuing people and their individualities and, as a consequence, propel the company forward achieving your goals."

Isabel Figueiredo
vice president of
Vinyls and Specialties



In 2023, we won the industry's first place in the 14th CIEE Award for Best Internship Programs, ***in the Opportunities category, which evaluates the number of vacancies available on internship programs throughout Brazil.***

Our Internship Program provided 100% free scholarship to study English and training on digital technologies for those who have been contracted. In the last cycle of 2023, we registered 36,248 candidates, and we hired 351 people to work in a variety of areas and locations within Braskem in Brazil. Of this group, 62% are people on low-incomes backgrounds, 51% are women, 42% are Black, 16% are LGBTQIA+ and 1% are people with disabilities.

We also launched "Elas Braskem", a pilot affirmative program to develop senior analysts and specialists in technical and emotional skills with aiming to encourage women to take a leading role in their careers. We also entered into a partnership with SENAI (Brazilian technical school) to offer the first Petrochemical Process Operation training class exclusively for women, with 50% scholarships for selected candidates.

In the United States, we launched the DE&I Talks, a schedule of capacity building sessions to increase awareness about the topic. In 2023, at least 53% of US team members participated at least one session, which took place monthly, addressed topics present in American society, and were lectured by Braskem leaders. We also advanced with affinity networks, defining work and engagement formats within the organization, in addition to creating the War Veterans Affinity Network.

Respect is non-negotiable

GRI 406-1

In joint action with the Compliance team, we work to eliminate harassment and discrimination in the workplace in Brazil. In 2022, we implemented Respect is Non-Negotiable, an initiative that aims to inform and raise awareness among Members about their role in building an increasingly healthy, welcoming and inclusive environment. In 2023, we expanded the action to all corporate and industrial units and reached an audience of more than 5 thousand trained members (75% of team members in Brazil).

In Mexico, we implemented T-Women, which aims to have at least one woman on all final lists of potential candidates for the positions available. This intentionality resulted in more than 50% of leadership positions closed with women candidates. We also launched the first generation of operator school with the aims to promote technical knowledge and industrial skills. In the action, women consisted of 60% of the total participants.

In Europe and Asia, we reviewed our processes and guidelines to integrate welcoming and a sense of belonging as the main focus of our initiatives. With that, we redesigned our Affinity Networks operating format to become belonging communities. We also advanced the DE&I learning path for leaders and members through training modules.

We challenge our team members to participate in actions that ***contribute to a fairer, inclusive more sustainable future.***

Our **Global Volunteer Program** encourages team members and their invitees to participate in volunteerism with a positive social impact in their localities. Through this initiative, they can engage with community issues, work in a team, develop competencies and improve the lives of people in vulnerable situations.

GRI 413-1

1,822 volunteers in 2023, including **1,424 team members** and **398 invitees** (**15.5%** of global engagement)

+19,000 people benefited from the **+60 actions** in **6 countries**.

+12,900 volunteer hours.

LEARN MORE — About the global causes that Braskem works in Social Responsibility.

01 02 03 04 05 06 07 08 09 Foundations 10 11

We understand that integral health is critical to ***people's well-being and their relationship with their work.***

GRI 403-6

In 2022, we created the **Global Program for Integral Health and Well-Being**, which aims to integrate actions to promote health, well-being and disease prevention, so that team members become protagonists in changing their lifestyles.

2030:
reduce occupational illness to 0 occurrence.

In 2023, we conducted an internal survey to identify the level of health risk of Braskem team members in different dimensions: financial, occupational and emotional health, lifestyle, health conditions, and habits of preventive healthcare. From the results, we defined the global directions of the program, establishing the themes for action: physical activity, healthy diet, preventive tests, financial health, mental health and dental health.

In line with the Integral Health and Wellbeing Program, the #CaringforPeople Program focused on integrated well-being and mental health. There were 12 events, including livestreams and in-person workshops, reaching more than 3,000 participants during the year. In addition, in partnership with the Albert Einstein Hospital Teaching Center, we trained 36 groups of leaders in mental health, with 955 participants, impacting 71% of Braskem leaders globally.

Pulse Survey

The Pulse Survey assesses team members' perception of career and development, psychological safety, general well-being, relationships and connections, purpose and engagement, and belonging, which are crucial issues for everyday engagement. In 2023, we ran two surveys with an average participation of 67%, a favorability index above 80% and a global average of 4.04 (maximum of 5 points).



GRI 403-6

Health and well-being	2019	2020	2021	2022	2023
Occupational diseases	6	1	36	5	2
Pulse Survey (points, 1-5)	-	4.0	4.1	4.2	4.0

In 2023, there were 2 cases of occupational illnesses, both related to mental and behavioral disorders in Brazil. The 40% reduction is explained by the improvement in managing occupational risks, mainly psychosocial ones, such as the standardization of a mental disorders investigation process for the entire company, in addition to the actions already established by the Integral Health and Wellbeing Program.

Communities

GRI 3-3 413, GRI 2-25, SASB RT-CH 210a.1

Dialogue and working inclusively with those communities surrounding our ***operations is critical to a long-lasting and trusting relationship.***

We have implemented several initiatives and projects to establish relationships with the people living in the vicinity of our industrial units, as is explained in the chapter on human rights and social responsibility.

In parallel with our teams' proximity to community leaders, we have act through Community Advisory Councils, which encompass the companies in the territories where we have operations, as well as representatives of the communities, to address the demands related to our local operations. We maintain the Ethics Line Channel and specific toll-free lines at each location to receive feedback or reports from any stakeholders. Our Creating Bonds Program strengthens the relationship with our target audience with guided tours of our plants. In 2023, we welcomed 4 thousand people to our units in Brazil.

In addition to social dialogue, we implement projects with positive impacts for communities through private social investments, which are aligned with the global causes championed by Braskem, and with our community engagement methodology.

LEARN MORE — About some of our key social responsibility projects in the Sustainable Development Pillar.



Customers and suppliers

GRI 308-1, GRI 414-1

Together with our suppliers and customers, we seek to improve ***our operations and offer society ever more sustainable solutions.***

With respect to our customers, we have the following objective:

2030:
using the RepTrak methodology, obtain a "Strong" reputation rating with customers

In 2023, we partnered with Indorama Ventures IOD to supply bioattributed ethylene, Braskem's raw material certified by the International Sustainability & Carbon Certification (ISCC) in the mass balance approach. This is the first bioattributed chemical product produced by Braskem.

A portfolio based on bioattributed products, through the mass balance process, is part of a model of transition to a circular economy and it is an important step towards a more sustainable future.

We have also advanced in developing a market for our new renewable product, Resysta, which combines PVC with added rice husk, resulting in a sustainable wood alternative that is durable, versatile and has premium aesthetics. With technology originating in Germany, the product offers a new destination for waste leftover from the production of rice, which is usually burned in the process of drying the grain, and replaces products made from tropical hardwoods, such as teak, ipê, cumaru and cedar trees, thus contributing to the reduction of environmental impacts in the chain.

In 2021, we launched the **Braskem 360° Platform**, a virtual environment where it is possible to get to know our facilities, investments, projects, products, events and actions linked to sustainability. In 2023, we developed the Chemical Space, inspired by our petrochemical plants, the Braskem Farm, whose goal is to illustrate the applications of the products offered to producers, farmers, cooperatives, exporters, etc., connecting the world of plastics with that of agribusiness.

LEARN MORE — About our Braskem 360° Platform.

The Plastic Transforms Movement

We are part of the Plastic Transforms Movement, which works to show the potential of plastics transformation for society. In 2023, in partnership with Yescom, Tramontina, Plastimil and Colorfix, we took part in the International São Silvestre Race, to close the plastics cycle, collecting the waste from cups used during the race. In total, 750 kg of waste was collected and then transformed into 214 tables and 420 chairs, which were donated to the nonprofit Inspire Movement and public schools in the State of Pernambuco; the latter benefited about 700 children.



In pursuing the continuous improvement of our relationship with customers, we conducted the following researches: Net Promoter Score (NPS) and Customer Satisfaction Score (CSAT). The first, implemented in 2017, is carried out every two years and aims to monitor relational satisfaction and the probability of a customer recommending Braskem at various points. The second, CSAT, was implemented in 2020 and is conducted monthly with customers who made a purchase in the previous month. Its purpose is to monitor satisfaction in a more agile way.


CSAT
(%)
2022
64
2023
73


NPS
(points)
2022
49
2023
60

Together with our suppliers, we continue to strive to engage the chain in relation to sustainability and enhance our operational efficiency through cost optimization and risk mitigation.

In 2023, we made progress on the implementation of the **Ecovadis evaluation**, having managed to engage 509 suppliers, an increase of 20% compared to last year. To achieve this outcome, globally we have conducted internal training aimed at enabling a sustainable procurement strategy and the supplier engagement process.

In addition to this, we continue with our engagement program through **CDP Supply Chain**. This year, we conducted structured training with our suppliers to raise their awareness of importance of the process in managing water and climate risks, as well as on the process of responding to questionnaires. The training sessions were attended by about 100 suppliers.

01 02 03 04 05 06 07 08 09 Foundations 10 11

In 2023, we held the third edition of the Supplier Sustainability Recognition event, which aims to recognize suppliers who stand out in sustainability management, thus encouraging sustainable practices in the upstream chain. There were 25 suppliers recognized in 5 different categories: Environment, Sustainable Purchasing, Best Socio-Environmental Performance, Labor and Human Rights and Quality by the Supplier Performance Index (IDF), a category that includes the assessment of suppliers' corporate performance in terms of supply of products/services for Braskem.

As part of the ongoing work on operational efficiency in partnership with our suppliers, in 2023 we promoted the Mercury Project, whose objective was to generate value by applying the best practices for purchasing materials and services. Our approach used technical, commercial and process levers to revisit operational requirements and specifications to better optimize contracting costs.

Sustainable competition

In 2023, we began adopting socio-environmental criteria as part of the selection of suppliers in the competition process. The initiative demonstrated positive results, which will allow it to be applied in new supplier selection processes, encouraging the adoption of environmental, social and governance (ESG) practices for the company's potential suppliers.

Governments and associations

GRI 2-28, SASB RT-CH 530a.1

Maintaining a dialogue with the government, together with our allies in the industry associations, ***is part of our daily routine, seeking to unlock the potential of our business.***

Following all Braskem ethics and integrity guidelines, in 2023 we acted institutionally with federal, state and municipal governments, with the support of sector entities, on various topics relevant to the industry and the petrochemical sector.

With a focus on strengthening the competitiveness of the petrochemical industry, we actively participate in the forums and debates of the main associations and sector entities, to contribute to the formulation of public policies that are important for the development of the sector. As an example, we returned to the Special Chemical Industry Regime (SCIR) and the reinstatement of the application of import tax rate for chemicals products at the same level as the Common External Tariff, in force for all Mercosur members.

Investments in associations	2021		2022		2023	
	R$	Quantity	R$	Quantity	R$	Quantity
Brazil	27,484	82	47,027	61	32,988	90
United States	12,962	28	15,126	18	20,662	13
Europe and Asia	2,995	8	7,577	9	1,989	5
Mexico	2,104	9	4,500	6	825	10
Total	45,545	127	74,231	94	56,464	118

Governance

GRI 2-9, GRI 2-10, GRI 2-11,GRI 2-12, GRI 2-13, GRI 2-17, GRI 2-18, GRI 2-19, GRI 2-20

Braskem considers that the continuous evolution of the governance structure is fundamental to ensure compliance with best practices on the market. Thus, we promote transparent, ethical, and honest management, in line with our Code of Conduct for team members and Third Parties.

The **Board of Directors (BoD)** is a collegiate body which has 11 members, six of them independent, with two-year terms and the possibility of re-election. The chairman of the board does not hold executive functions at the company.

Among its duties, the BoD is responsible for deciding the company's business plan, the long-term sustainable development objectives, and the investments necessary for business growth, as well as monitoring and encouraging the adoption of ESG best practices. The Board of Directors, and its advisory and secretarial committees undergo an annual performance evaluation.

Composition of the Board of Directors

GRI 405-1

11 members
55% are independent.
1 woman (9%).

44 meetings in 2023.

3.01 is the average tenure on the Board.

The Chairman of the Board of Directors does not exercise an executive function.

No board member is an executive.

Braskem's governance also includes a General Meeting of Shareholders, the Statutory Executive Board, the Audit Committee, and Advisory Committees to the Board. The Advisory Committees are an essential part of the structure that contribute to better oversight of the company's objectives. These are:

- Compliance and Statutory Audit Committee (CCAE)
- Strategy, Communication and ESG Committee (CECESG)
- Finance and Investments Committee (CFI)
- People and Organization Committee (CPO)

We consider it essential for an effective governance structure that executives' compensation criteria track the company's ambition and level of commitment. Therefore, Braskem applies a variable remuneration practice, linked to performance, which promotes the achievement of results both in the short and long term and is approved by the BoD.

LEARN MORE About our corporate governance practices.

LEARN MORE About the composition of the Board of Directors, Executive Board, and committees.

LEARN MORE About our compensation practices.

Governance in sustainable development

GRI 2-13

Our **Global Sustainable Development Policy**, approved by the Board of Directors in 2018, determines responsibilities and elements of strategic management that consider the entire business and guide the relationship with the supply chain.

The definition of long-term objectives, based on materiality analysis and other references, is one element of the Policy and is already in its second implementation cycle, with a time frame for 2030 and 2050. Annually, goals related to these objectives are established, which are linked to the CEO's variable remuneration and cascaded down to the company's team members.

LEARN MORE — About our sustainable development journey.

Sustainable Development Advisory Board

Formed by external and independent members, its mission is to bring an impartial and specialist perspective to the decision-making of the executives, which is related to the fulfillment of the company's commitments. The Advisory Board plays a significant role in bringing the company closer to the expectations of various stakeholders.

In 2023, after the revision of the company's corporate strategy and the inclusion of sustainability as a pillar, the Executive Committee started to directly monitor sustainable development themes. Led by the CEO, this forum discusses the progress of the company over the corporate strategy, including the advancements on the sustainable development objectives. The committee reports results to the Board of Directors ad hoc, directly or through the **Communication, Strategy and ESG Committee** (CECESG, in Portuguese). It also suggests topics for discussion.

For long-term objectives in which the company established the priority focus, there are specific working groups, led by vice-presidents, that aim to establish, organize, and monitor the execution of action plans that will contribute to the goals' achievement. This structure also counts with supporting subcommittees, which seeks to organize the monitoring process and standardize concepts and tools that support strategy.



"The acceleration of environmental degradation, social divisions, political instability and rapid technological changes impose new challenges on companies. In this context, the role of sustainability is increasingly becoming a condition precedent for survival and commercial growth . Braskem has long adopted sustainability as part of its strategy and operations, adjusting and improving its approach in this rapidly changing scenario, which has led the company to be among the leading corporations in global sustainability in the petrochemical industry, according to 2023 S&P Sustainability Yearbook. This is expected to motivate Braskem to continue its journey of integrating ESG issues into its core business."

Georg Kell
member of the Sustainable Development Advisory Board

Corporate governance organizational chart

GRI 2-9



Shareholders general meeting
Fiscal Committee
Board of Directors
(11 members, 6 of whom are independents)
4 committees advising the BoD:
Strategy, communication and ESG
Finance and investment
People and organization
Statutory Compliance and audit
Independent audit
Ethics Committee
CEO
Global CCO
Vice-presidents (VPs)
Corporate
Compliance
Internal audit
Internal controls
Risk management
Regional Offices
Compliance Officer South America
Compliance Officer Europe and Asia
Compliance Officer United States
Compliance Officer Mexico



Sustainability Governance Structure
Global Sustainability Committee
CEO + vice-presidents
Advisory Board
Independent and specialized external members
PMO
Transform for Value
Tools & concepts
Governance
Communication
Sponsors: Vice-presidents(1)
Plastic waste disposal
Fighting climate change
Social responsibility and human rights
Focuses of action of the sustainability pillar.

(1) In 2022, the Global Sustainability Committee decided to deepen the monitoring of the commitments that are the main focus of action.

Compliance

GRI 2-23, GRI 3-3 205

Braskem keeps its compliance system sustained by the pillars of prevention, detection, and remediation, serving as a support on maintaining the company's commitment in acting ethically, with integrity and transparency. All team members are responsible for executing the compliance system, counting on a robust governance structure that establishes corporate policies and normative documents as guidance for doing so.

Our Compliance area has a vice-president in charge of internal controls, risk management and business continuity, compliance, and internal audit, in addition to the position of Chief Compliance Officer (CCO). This position is established by our Compliance System Global Policy as well as by the company's bylaws, with a dual reporting line which preserves its autonomy: the CCO reports directly to the Board of Directors, through the Compliance and Statutory Audit Committee (CSAC) and indirectly to the Chief Executive Officer (CEO).

In 2023, confirming our efforts to improve and develop the compliance system, we achieved two important milestones: we maintained a score of 9.9 (out of a total of 10) in the Institute's Integrity, Prevention and Anti-Corruption indicator, a record high and well above the industry average[1]. In addition, we also maintained the **ISO 37001 - Anti-Bribery Management System** certification, international norm which is audited by institutions accredited by Inmetro, attesting the adoption of practices that mitigate the risk of corruption within the company.

(1) The average rating for the sector is 6.6.


Engagement in collective actions 6
Third-party compliance 5
Communication and empowerment 4
Risk assessment and controls 3
Policies and other guidelines 2
Compliance governance 1
PREVENT
DETECT
REMEDY
LEADER
7 Management of the Ethics Line Channel
8 Monitoring risks and controls
9 Remedy risks and strengthen controls
10 Disciplinary measures

Additionally, we joined the **100% Transparency Movement** promoted by the Global Compact Network Brazil to engage companies in the fight against corruption with the aim of achieving the Agenda 2030 Sustainable Development Goals (SDGs). These are direct and objective commitments, some of which are already part of our internal practices and policies.

LEARN MORE — About our System of Compliance and Braskem's efforts in achievement of each goal.

Leniency Agreement with the Federal Attorney General's Office (Advocacia Geral da União, AGU) & the Federal Office of the Comptroller General (Controladoria Geral da União, CGU)

Confirmation regarding the level of maturity of our Compliance System was received in August, 14 of 2023, when the Federal Office of the Comptroller General (CGU) informed the company that it was ending the monitoring process at Braskem. This was the final body that still continued external monitoring of the company, after the certification of its Compliance System and commitment to ethical, honest, and transparent performance by the Federal Public Prosecutor's Office (Ministério Público Federal, MPF), the US Department of Justice (DoJ) and the SEC (Securities and Exchange Commission, the regulatory body of US securities markets) in 2020.

Over the last eight years, Braskem has implemented several initiatives recommended by independent auditors. These include Compliance policies and procedures, communications and training for team members, and establishing controls and processes to prevent the occurrence of wrongdoing in our operations and transactions.

Code of Conduct

GRI 2-23

In 2023, we updated our Code of Conduct to improve our internal processes, ensuring our values, ethics, and transparency determined by Braskem's Compliance and System.

"We are promoting significant improvements and continue to be committed to developing the maturity of our system, which has been tested and audited by experts and has been continuously improved."

Everson Bassinello
vice-president of Compliance at Braskem



The Ethics Line Channel

GRI 2-26, GRI 3-3 406

Braskem's Ethics Line Channel records and investigates reports of violations of laws - including anti-corruption laws applicable to the regions where we operate – and the Code of Conduct, and makes decisions and action plans resulting from the investigations it carries out.

100% of the cases received are handled independently and impartially, with absolute secrecy, and the results and action plans arising from the investigations are monitored by the Ethics Committee and the Compliance and Statutory Audit Committee. Reports to the channel can be made anonymously, and there is no retaliation related to complaints made in good faith. In 2023, 1,183 reports were received, of which 7 were cases related to discrimination.

Concerning the Respect is Non-negotiable project, undertaken by the Compliance and Diversity departments in Brazil, there were 90 training sessions in 2023, covering Braskem industrial units and offices, which aimed to inform and raise awareness among team members about their role in creating a healthier, more welcoming and inclusive work environment.

Cases of discrimination

GRI 406-1


5
9
4
7
2020
2021
2022
2023

LEARN MORE — About our Ethics Line Channel.

Stakeholder management

GRI 2-29

Braskem develops a strong relationship with customers, suppliers, team members, shareholders, and local and international communities, including universities, as part of our stakeholder management. Valuing these connections is part of our identity and the basis of the longevity of our business. For this reason, we frequently assess these stakeholders' perception of the company, either through the Reputation Survey or through the definition of material themes.

Braskem has a comprehensive policy that determines conduct in relation to its various stakeholders. This policy is applicable and must be observed by all its subsidiaries, in Brazil and abroad, to meet governance requirements.

In 2023, we made progress in several directions to address collective needs and shareholder expectations, always maintaining a focus on social responsibility, human rights, and diversity. This process is guided by the principles of integrity, transparency, compliance, and sustainable development.

Reputation pulse

Since 2010, Braskem has carried out an annual survey, with different stakeholders, to monitor its reputation. The survey observes emotional issues, the degree of esteem, admiration, empathy, and trust. It also brings rational indicators in seven dimensions: products and services, innovation, work environment, governance, citizenship, leadership and performance. In 2023, Braskem's overall score resulted in a strong reputation range, with an overall improvement in the reputation indicator with clients. With society in general, and communities surrounding the operations, reputation remained at an average level. With the financial market, our reputation remained strong.

Stakeholder	Goals	Actions	2023 Results
Reaserchers and academia	Leverage the capacity of developing sustainable solutions through open innovation.	Partnership with Illinois University, United States. Partnership with the University of São Paulo (USP) and University of São Carlos (UFSCar), Brazil. Partnership with Michigan Technological University and Wisconsin-Madison University., United States.	Top 20 Innovative Places Brazil (MIT Technology Review). Second most innovative company in the Oil and Gas sector by Valor Econômico (Brazilian newspaper). Second place in the 100 Open Startups ranking.
Communities	Promote relationships of partnership, transparency, respect, and trust.	Social investment projects. Braskem open call "Projects that Transform". Global Volunteer Program. Advisory community councils. Forming Bonds Program.	352,550 people benefited, US$5.6 million invested through 215 social projects. 12 projects selected through the open call, which received 20 to 50 thousand reais each. 1,800 volunteers and more than 19,000 people benefited in 6 countries. Around 4 thousand visits to Braskem units in Brazil.
Clients and brand owners	Offer increasingly sustainable solutions.	Partnership with Indorama Ventures IOD to supply bio attributed ethylene. Market development of our new renewable product, Resysta. Braskem 360° platform. Transforma Plastic Movement in Brazil.	60 points in NPS survey. 73% in CSAT survey.
Suppliers	Seek for sustainability engagement, cost optimization and risk mitigation in the supply chain.	Ecovadis socio-environmental assessment. CDP Supply Chain. Supplier Sustainability Recognition Event. Responsible ethanol purchasing program.	509 suppliers evaluated by Ecovadis. 100 suppliers trained for CDP Supply Chain. 25 suppliers recognized at the event. 66% of ethanol suppliers were audited in the excellence pillar and 34% in the compliance pillar.
Government and associations	Establish transparent dialogue to strengthen the performance of the petrochemical industry.	Climate change advocacy. Global plastics agreement. Discussions on the Special Chemical Industry Regime (REIQ).	Claims in progress.
Team members	Provide career development, a safe environment, well-being and an increasingly stronger and diverse culture.	Diversity, Equity and Inclusion Program. Comprehensive Health and Wellbeing Program. Human Reliability Program.	33% women in leadership. 33% black people. 1.08 accidents per million man-hours worked. 4.04 out of 5 points in the Pulse Survey.
Investors and financial market	Establish transparent dialogue, in accordance with applicable regulations.	Braskem Day. Quarterly and annual disclosure of results. Conferences.	Total Shareholder return of 11.38% (10 years).
Society	Offer increasingly sustainable solutions.	Life cycle assessment.	I'm green™ green polyethylene ACV update.



Capital *performance*

- Human
- Social and Relationship
- Financial
- Natural
- Manufacturing
- Intellectual

Human Capital

People are the foundation of Braskem's strategy, so our team members are the protagonists of our history. Over these 20 years, we have improved our actions to respect and promote human rights by continuously acting to ensure a safe, diverse, inclusive work environment that brings opportunity for growth and development to all the people who are part of the company, taking into account the physical and mental well-being of all our professionals.

Human Capital in numbers

+8,500 **team members** *(-1% vs. 2022).*

4% **voluntary** resignation *(-0.1 p.p. vs. 2022).*

33% **women** in leadership *(same as 2022).*

33% **Black people** as team members *(same as 2022).*

98% **of human rights** action plans were acomplished *(+2 p.p. vs. 2022).*

4.04 on the Pulse Survey with the maximum score being 5 *(-0.14 points vs. 2022).*

01 02 03 04 05 06 07 08 09 10 Capital performance 11

Social and Relationship *Capital*

People are the foundation of our business. For this reason, we constantly strive to strengthen our relationship with all stakeholders. They help form the solid foundation that maintains the longevity of our business. Not only is this part of who we are, it also forms with our sustainability pillar through our commitment to social responsibility and human rights.

Social Capital in numbers

US$5.6 million
in investments with social and environmental impact
(-13% vs. 2022).

325,500
people benefited from social actions
(-42% vs. 2022).

Average reputation with communities
(-1 point vs. 2022).

Strong reputation with customers
(+0.4 points vs. 2022).

79%
engagement in the CDP Supply Chain for climate
(-3 p.p. vs. 2022).

71%
engagement in the CDP Supply Chain on water
(-1 p.p. vs. 2022).

R$56.5 million
invested in industrial associations
(-24% vs. 2022).

Financial *Capital*

It is essential for us to seek economic and financial results based on a solid development strategy, on constant strengthening of ESG practices, on long-lasting relations with our customers and, consequently, on the increase in the value generated for shareholders. We understand that this is a key issue to enable our growth avenues. For that purpose, we are continuously working to guarantee the integrity of our production chain, the strengthening of our governance and compliance system, and the maintenance of a strong level of liquidity and positive cash generation, even in down cycle periods in the petrochemical industry.

Financial Capital in numbers

R$4.6 billion in recurring cash consumption.

US$754 million in corporate investments *(-4.1% vs. forecast).*

8.12x corporate leverage

Recurring EBITDA: **US$743 million** *(-64% vs. 2022).*

Natural Capital

We have sustainability as one of the pillars of corporate strategy and business growth. Through our initiatives and processes, we transform natural, renewable, and non-renewable resources into chemical and plastic products, seeking to reduce and mitigate environmental and social impacts. Our focus is on combating climate change and eliminating plastic waste, and seeking to be a benchmark in operational eco-efficiency in our operations in relation to water and energy consumption and effluent generation, atmospheric emissions, and waste.

Natural Capital in numbers

11.1 million
tons in raw material consumption
(-40% vs. 2022).

20.4 million
m³ in the generation of effluents
(+2% vs. 2022).

69.5 million
m³ in water consumption
(-2% vs. 2022).

50.8 thousand
tons in waste generated
(+0.5% vs. 2022).

9.9 million
tons in GHG emissions (scopes 1 and 2)
(-7.8% vs. 2022).

53.6 thousand
in plastic wasted recovered
(+39% vs. 2022).

Manufacturing Capital

Our 40 manufacturing plants across four countries have a productive capacity of more than 16 million tons/year of plastics and chemicals marketed to clients in more than 70 countries. We are aware that in order to evolve our business in a lasting and sustainable way, we need relevant topics such as the circular economy, recycling, and combating climate change – topics that are already present in our day-to-day activities and integrated into our business strategy.

Manufacturing Capital in numbers

R$38.4 billion
as value of fixed assets
(+2% vs. 2022).

21.3 million
tons of resin and chemical production capacity.

260 kt
production capacity of bioethylene.

65.6 kt
sales of recycled products.

Capacity utilization rate of units:

71%
in Brazil
(-7 p.p. vs. 2022).

77%
in Mexico
(+4 p.p. vs. 2022).

81%
in the United States and Europe
(+1 p.p. vs. 2022).

Intellectual *Capital*

We believe investing in advancing technologies will increasingly be the central path in the pursuit of a more sustainable future. We see innovation as a strategic pillar, being present in all our investment decisions to enable the transition process to the carbon neutral circular economy, based on the development of increasingly cleaner solutions. To measure the results on this front, we implemented an index two years ago that evaluates the sustainability of our projects in the fields of innovation and technology.

Intellectual Capital in numbers

366
I&T team members
(+2% vs. 2022).

14
I&T facilities
(same as 2022).

R$554 million
in spending and investments in innovation and technology
(+8% vs. 2022).

11%
of sales with products launched in the last five years
(-5 p.p. vs. 2022).

82%
of I&T projects have a positive impact on the Sustainability Index
(-3 p.p. vs. 2022).

R$700 million
in value captured through digital technologies
(+40% vs. 2022).

Appendix

- GRI content summary
- SASB content summary
- Assurance letter



GRI content *index*

Statement of use	Braskem S.A. has reported in accordance with the GRI Standards for the period 01/01 to 12/31/2023.
GRI 1 used	GRI 1: Foundation 2021
Applicable GRI Sector Standard(s)	Oil and gas

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
General disclosures								
GRI 2: General disclosures 2021	2-1 Organizational details	3, 12						
	2-2 Entities included in the organization's sustainability reporting	3						
	2-3 Reporting period, frequency and contact point	3						
	2-4 Restatements of information	3						
	2-5 External assurance	3, 88, 115						
	2-6 Activities, value chain and other business relationships	12 to 14, 31						
	2-7 Employees	12, 67 to 69					8 and 10	
	2-8 Workers who are not employees	www.braskem.com.br/centraldeindicadores					8	
	2-9 Governance structure and composition	75, 77					5 and 16	Principles of governance

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) comitted	Reason	Explanation			
GRI 2: General disclosures 2021	2-10 Nomination and selection of the highest governance body	www.braskem.com.br/centraldeindicadores					5 and 16	
	2-11 Chair of the highest governance body	75					16	
	2-12 Role of the highest governance body in overseeing the management of impacts	23, 75					16	Principles of governance
	2-13 Delegation of responsibility for managing impacts	75, 76						
	2-14 Role of the highest governance body in sustainability reporting	3						
	2-15 Conflicts of interest	www.braskem.com.br/centraldeindicadores					16	
	2-16 Communication of critical concerns	www.braskem.com.br/centraldeindicadores						
	2-17 Collective knowledge of the highest governance body	www.braskem.com.br/centraldeindicadores						
	2-18 Evaluation of the performance of the highest governance body	75						

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 2: General disclosures 2021	2-19 Remuneration policies	75						Principles of governance
	2-20 Process to determine remuneration	75	2-20b	Confidentiality restrictions.	The voting results by the Board of Directors, of any nature, are published pursuant to the regulatory obligation of the stock exchanges on which Braskem is listed.			
	2-21 Annual total compensation ratio	-	2-21.a; 2-21.b; 2-21.c	Confidentiality restrictions.	The indicator is not reported because it deals with confidential and sensitive information, as it may compromise the privacy of members from Braskem. It is possible to understand more details about the remuneration of members of the statutory board and the Board of Directors in Item 8 of the Reference Form: https://api.mziq.com/mzfilemanager/v2/d/540b55c5-af99-45f7-a772-92665eb948e9/ac10092b-442e-a825-1bf4-c9cb04f43d6d?origin=1.			People
	2-22 Statement on sustainable development strategy	4 to 9						Principles of governance
	2-23 Policy commitments	18, 20, 21, 24, 52, 53, 78, 79					16	
	2-24 Embedding policy commitments	www.braskem.com.br/centraldeindicadores					16	
	2-25 Processes to remediate negative impacts	23 to 29, 72					16	
	2-26 Mechanisms for seeking advice and raising concerns	79					16	Principles of governance
	2-27 Compliance with laws and regulations	www.braskem.com.br/centraldeindicadores						Planet
	2-28 Membership associations	20, 74						

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 2: General disclosures 2021	2-29 Approach to stakeholder engagement	18, 54, 80						Principles of governance
	2-30 Collective bargaining agreements	https://www.braskem.com.br/esgdashboard					8	People
Material topics								
GRI 3: Material topics 2021	3-1 Process to determine material topics	18						
	3-2 List of material topics	18, 19						Principles of governance
Economic and financial performance								
Economic performance								
GRI 3: Material topics 2021	3-3 Management of material topics	https://www.braskem.com.br/esgdashboard				11.2, 11.14, 11.21	-	
GRI 201: Economic performance 2016	201-1 Direct economic value generated and distributed	https://www.braskem.com.br/esgdashboard	201-1b	Not applicable.	Braskem does not disclose, through the Financial Statements, this type of information by country.	11.14, 11.21	8 and 9	Prosperity
	201-2 Financial implications and other risks and opportunities due to climate change	47, https://www.braskem.com.br/esgdashboard				11.2	13	
	201-3 Defined benefit plan obligations and other retirement plans	https://www.braskem.com.br/esgdashboard					-	
	201-4 Financial assistance received from government	https://www.braskem.com.br/esgdashboard	201-4b	Not applicable.	Braskem does not disclose, through the Financial Statements, this type of information by country.	11.21	-	Prosperity

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Tax								
GRI 3: Material topics 2021	3-3 Management of material topics	www.braskem.com.br/centraldeindicadores				11.21	1, 10 and 17	
GRI 207: Tax 2019	207-1 Approach to tax	www.braskem.com.br/centraldeindicadores				11.21	1, 10 and 17	
	207-2 Tax governance, control, and risk management	www.braskem.com.br/centraldeindicadores				11.21	1, 10 and 17	
	207-3 Stakeholder engagement and management of concerns related to tax	www.braskem.com.br/centraldeindicadores				11.21	1, 10 and 17	
	207-4 Country-by-country reporting	www.braskem.com.br/centraldeindicadores				11.21	1, 10 and 17	
Governance, ethics, and compliance								
Anti-corruption								
GRI 3: Material topics 2021	3-3 Management of material topics	75, 76, 77, 78, 79 and 80				11.20		
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	www.braskem.com.br/centraldeindicadores				11.20	16	Principles of governance
	205-2 Communication and training about anti-corruption policies and procedures	www.braskem.com.br/centraldeindicadores	205-2c	Information unavailable/ incomplete.	Braskem does not disclose the total number of partners that were notified, only the percentage.	11.20	16	Principles of governance
	205-3 Confirmed incidents of corruption and actions taken	www.braskem.com.br/centraldeindicadores				11.20	16	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Unfair competition								
GRI 3: Material topics 2021	3-3 Management of material topics	75, 76, 77, 78, 79 and 80				11.19		
GRI 206: Unfair competition 2016	206-1 Lawsuits for unfair competition, trust and monopoly practices	www.braskem.com.br/centraldeindicadores				11.19	16	
Public policy								
GRI 3: Material topics 2021	3-3 Management of material topics	75, 76, 77, 78, 79 and 80					16	
GRI 415: Public policy 2016	415-1 Political contributions	-	415-1.a, 415-1.b	Not applicable.	Donations to political campaigns are prohibited in Brazil, according to the interpretation established by the Federal Supreme Court in ADI ruling No. 4,650/2015 on article No. 81 of Law No. 9,504/1997, later revoked by Law No. 13,165/2015. Our Code of Conduct also explains this rule.	11.22	16	Principles of governance
Customer privacy								
GRI 3: Material topics 2021	3-3 Management of material topics	75, 76, 77, 78, 79 and 80					16	
GRI 418: Customer privacy 2016	418-1 Substantiated complaints regarding breaches of privacy and loss of customer data	www.braskem.com.br/centraldeindicadores	415-1.a, 415-1.b	Not applicable.	During the reporting period, no complaints from data subjects, authorities or security incidents involving personal data of Braskem customers were identified that were considered substantiated for reporting.		16	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Supply chain management								
Procurement practices								
GRI 3: Material topics 2021	3-3 Management of material topics	72, 73, 74				11.14		
GRI 204: Procurement practices 2016	204-1 Proportion of spending on local suppliers	www.braskem.com.br/centraldeindicadores				11.14	8	
Supplier environmental assessment								
GRI 3: Tópico material 2021	3-3 Management of material topics	72, 73, 74						
GRI 308: Supplier environmental assessment 2016	308-1 New suppliers that were screened using environmental criteria	72, 73, 74						
	308-2 Negative environmental impacts in the supply chain and actions taken	www.braskem.com.br/centraldeindicadores	308-2b, 308-2c, 308-2d, 308-2e	Unavailable/ incomplete information.	Braskem will define a strategy to determine, based on these assessments, whether there is an impact and what type (real or potential) by 2030.			
Supplier social assessment 2016								
GRI 3: Material topics 2021	3-3 Management of material topics	72, 73, 74				11.10, 11.12	5, 8 and 16	
GRI 414: Supplier social assessment 2016	414-1 New suppliers selected based on social criteria	72, 73, 74				11.10, 11.12	5, 8 and 16	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Communities and social investments								
Indirect economic impacts								
GRI 3: Material topics 2021	3-3 Management of material topics	www.braskem.com.br/centraldeindicadores						
GRI 203: Indirect economic impacts 2016	203-1 Infrastructure investments and services supported	www.braskem.com.br/centraldeindicadores					5, 9 and 11	
	203-2 Significant indirect economic impacts	60	203-2b	Information not available.	Braskem does not disclose this information.		1, 3 and 8	Prosperity
Local communities								
GRI 3: Material topics 2021	3-3 Management of material topics	52, 53, 54, 55, 72				11.15	1 and 2	
GRI 413: Local communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	52, 53, 54, 55				11.15	-	
	413-2 Operations with significant actual and potential negative impacts on local communities	52, 53, 54, 55				11.15	1 and 2	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Human rights								
Non-discrimination								
GRI 3: Material topics 2021	3-3 Management of material topics	52, 53, 79				11.11	5 and 8	
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	70, 79				11.11	5 and 8	People
Freedom of association and collective bargaining								
GRI 3: Material topics 2021	3-3 Management of material topics	52, 53					8	
GRI 407: Freedom of association and collective bargaining 2016	407-1 Operations and suppliers where the right to freedom of association and collective bargaining may be at risk	www.braskem.com.br/centraldeindicadores	407-1b	Not applicable.	Although Braskem does not have a specific mapping for this issue, we did not observe that such a situation occurred with our suppliers in our analysis processes.			
Child labor								
GRI 3: Material topics 2021	3-3 Management of material topics	52, 53					8 and 16	
GRI 408: Child labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	-	408-1a, 408-1b, 408-1c	Not applicable.	It was not observed in our mapping process that such a situation occurred with our suppliers.		8 and 16	People

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Forced or compulsory labor								
GRI 3: Material topics 2021	3-3 Management of material topics	52, 53					8	
GRI 409: Forced or compulsory labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	-	409-1.a, 409-1.b	Not applicable.	It was not observed in our mapping process that such a situation occurred with our suppliers.		8	People
Security practices 2016								
GRI 3: Material topics 2021	3-3 Management of material topics	52, 53				11.18	16	
GRI 410: Security practices 2016	410-1 Security personnel trained in human rights policies or procedures	www.braskem.com.br/centraldeindicadores				11.18	16	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) comitted	Reason	Explanation			
Employment, development, and retention								
Market presence								
GRI 3: Material topics 2021	3-3 Management of material topics	www.braskem.com.br/centraldeindicadores				11.11, 11.14		
GRI 202: Market presence 2016	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	www.braskem.com.br/centraldeindicadores					1, 5 and 8	People
	202-2 Proportion of senior management hired from the local community	www.braskem.com.br/centraldeindicadores				11.11, 11.14	8	
Employment								
GRI 3: Material topics 2021	3-3 Management of material topics	67, 68				11.10, 11.11	5, 8 and 10	
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	67, 68				11.10	5, 8 and 10	Prosperity
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	www.braskem.com.br/centraldeindicadores				11.10	3, 5 and 8	
	401-3 Parental leave	www.braskem.com.br/centraldeindicadores				11.10, 11.11	5 and 8	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Labor/management relations								
GRI 3: Material topics 2021	3-3 Management of material topics	67, 68				11.7, 11.10	8	
GRI 402: Labor/ management relations 2016	402-1 Minimum notice periods regarding operational changes	www.braskem.com.br/centraldeindicadores				11.7, 11.10	8	
Training and education								
GRI 3: Material topics 2021	3-3 Management of material topics	67, 68				11.7, 11.10, 11.11	4, 5, 8 and 10	
GRI 404: Training and education 2016	404-1 Average hours of training per year per employee	67, 68				11.7, 11.10, 11.11	4, 5, 8 and 10	People
	404-2 Programs for upgrading employee skills and transition assistance programs	www.braskem.com.br/centraldeindicadores				11.7, 11.10, 11.11	8	
	404-3 Percentage of employees receiving regular performance and career development reviews	www.braskem.com.br/centraldeindicadores					5, 8 and 10	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Health, safety, and well-being								
Occupational health and safety								
GRI 3: Material topics 2021	3-3 Management of material topics	65, 66				11.9	3, 8 and 16	
GRI 403: Occupational health and safety 2018	403-1 Occupational health and safety management system	57				11.9	8	
	403-2 Hazard identification, risk assessment, and incident investigation	www.braskem.com.br/centraldeindicadores				11.9	8	
	403-3 Occupational health services	www.braskem.com.br/centraldeindicadores				11.9	8	
	403-4 Worker participation, consultation, and communication on occupational health and safety	www.braskem.com.br/centraldeindicadores				11.9	8 and 16	
	403-5 Worker training on occupational health and safety	65				11.9	8	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 403: Occupational health and safety 2018	403-6 Promotion of worker health	71				11.9	3	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	www.braskem.com.br/centraldeindicadores				11.9	8	
	403-8 Workers covered by an occupational health and safety management system	www.braskem.com.br/centraldeindicadores				11.9	8	
	403-9 Work-related injuries	65, 66	403-10b	Not applicable.	Braskem provides indiscriminate medical care for employed and non-employed workers. However, it does not consolidate occupational health indicators, as they are carried out by third-party companies themselves.	11.9	3, 8 and 16	People
	403-10 Work-related ill health	71				11.9	3, 8 and 16	People
Diversity, equity, and inclusion								
Diversity and equal opportunity								
GRI 3: Material topics 2021	3-3 Management of material topics	www.braskem.com.br/centraldeindicadores				11.11	5, 8 and 10	
GRI 405: Diversity and equal opportunity 2016	405-1 Diversity of governance bodies and employees	67, 69, 75				11.11	5 and 8	Principles of governance
	405-2 Ratio of basic salary and remuneration of women to men	www.braskem.com.br/centraldeindicadores				11.11	5, 8 and 10	People

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) comitted	Reason	Explanation			
Post-consumption plastics								
Materials								
GRI 3: Material topics 2021	3-3 Management of material topics	39, 40, 41, 42, 50, 51					8 and 12	
GRI 301: Materials 2016	301-1 Materials used by weight or volume	www.braskem.com.br/centraldeindicadores					8 and 12	Planet
	301-2 Recycled input materials used	50					8 and 12	Planet
	301-3 Reclaimed products and their packaging materials	www.braskem.com.br/centraldeindicadores					8 and 12	Planet
Raw material impacts								
Materials								
GRI 3: Material topics 2021	3-3 Management of material topics	39, 40, 41, 42, 50, 51					8 and 12	
GRI 301: Materials 2016	301-1 Materials used by weight or volume	www.braskem.com.br/centraldeindicadores					8 and 12	Planet
	301-2 Recycled input materials used	50					8 and 12	Planet
	301-3 Reclaimed products and their packaging materials	www.braskem.com.br/centraldeindicadores					8 and 12	Planet

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Energy efficiency								
Energy								
GRI 3: Material topics 2021	3-3 Management of material topics	37, 38				11.1	7, 8, 12 and 13	
GRI 302: Energy 2016	302-1 Energy consumption within the organization	38				11.1	7, 8, 12 and 13	
	302-2 Energy consumption outside of the organization	www.braskem.com.br/centraldeindicadores				11.1	7, 8, 12 and 13	
	302-3 Energy intensity	www.braskem.com.br/centraldeindicadores				11.1	7, 8, 12 and 13	
	302-4 Reduction of energy consumption	www.braskem.com.br/centraldeindicadores					7, 8, 12 and 13	
Water and effluents management								
Water and effluents								
GRI 3: Material topics 2021	3-3 Management of material topics	48, 49				11.6	6 and 12	
GRI 303: Water and effluents 2018	303-1 Interactions with water as a shared resource	48				11.6	6 and 12	
	303-2 Management of water discharge-related impacts	48				11.6	6	
	303-3 Water withdrawal	48	303-3b	Not applicable.	Braskem does not consolidate this type of information by source.	11.6	6	Planet
	303-4 Water discharge	58				11.6	6	Planet
	303-5 Water consumption	www.braskem.com.br/centraldeindicadores	303-5b	Not applicable.	Braskem does not consolidate this type of information by source.	11.6	6	Planet

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) comitted	Reason	Explanation			
Biodiversity								
Biodiversity								
GRI 3: Material topics 2021	3-3 Management of material topics	www.braskem.com.br/centraldeindicadores				11.4	6, 14 and 15	
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	www.braskem.com.br/centraldeindicadores				11.4	6, 14 and 15	Planet
	304-2 Significant impacts of activities, products and services on biodiversity	www.braskem.com.br/centraldeindicadores				11.4	6, 14 and 15	Planet
	304-3 Habitats protected or restored	www.braskem.com.br/centraldeindicadores				11.4	6, 14 and 15	
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	www.braskem.com.br/centraldeindicadores				11.4	6, 14 and 15	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Climate changes								
Emissions								
GRI 3: Material topics 2021	3-3 Management of material topics	58, 37, 38, 44 to 46				11.1, 11.2	3, 12, 13, 14 and 15	
GRI 305: Emissions 2016	305-1 Direct (scope 1) GHG emissions	45				11.1	3, 12, 13, 14 and 15	Planet
	305-2 Energy indirect (scope 2) GHG emissions	45				11.1	3, 12, 13, 14 and 15	Planet
	305-3 Other indirect (scope 3) GHG emissions	45				11.1	3, 12, 13, 14 and 15	Planet
	305-4 GHG emissions intensity	45				11.1	13, 14 and 15	
	305-5 Reduction of GHG emissions	37				11.1, 11.2	13, 14 and 15	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Air pollution								
Emissions								
GRI 3: Material topics 2021	3-3 Management of material topics	www.braskem.com.br/centraldeindicadores				11.1, 11.2	3, 12, 13, 14 and 15	
GRI 305: Emissions 2016	305-6 Emissions of ozone-depleting substances (ODS)	www.braskem.com.br/centraldeindicadores					3 and 12	
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	58				11.3	3, 12, 14 and 15	Planet

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) comitted	Reason	Explanation			
Waste management								
Waste								
GRI 3: Material topics 2021	3-3 Management of material topics	58				11.5, 11.8	3, 6, 11 and 12	
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	www.braskem.com.br/centraldeindicadores				11.5	3, 6, 11 and 12	Planet
	306-2 Management of significant waste-related impacts	www.braskem.com.br/centraldeindicadores				11.5	3, 6, 11 and 12	Planet
	306-3 Waste generated	58				11.5, 11.8	3, 11 and 12	Planet
	306-4 Waste diverted from disposal	www.braskem.com.br/centraldeindicadores				11.5	3, 11 and 12	
	306-5 Waste directed to disposal	www.braskem.com.br/centraldeindicadores				11.5	3, 11 and 12	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Responsible production and consumption								
Customer health and safety								
GRI 3: Material topics 2021	3-3 Management of material topics	66				11.3	16	
Product stewardship								
Customer health and safety								
GRI 3: Material topics 2021	3-3 Management of material topics	66				11.3	16	
GRI 417: Marketing and labeling 2016	416-1 Assessment of health and safety impacts caused by categories of products and services	www.braskem.com.br/centraldeindicadores				11.3		
	416-2 Cases of non-compliance in relation to health and safety impacts caused by products and services	www.braskem.com.br/centraldeindicadores					16	

GRI Standard/ other source	Disclosure	Location	Omission			GRI Sector Standard ref. NO.	SDG ref. NO.	WEF-IBC
			Requirement(s) comitted	Reason	Explanation			
Marketing and labeling								
GRI 3: Material topics 2021	3-3 Management of material topics	www.braskem.com.br/centraldeindicadores					12 and 16	
GRI 417: Marketing and labeling 2016	417-1 Requirements for product and service information and labeling	www.braskem.com.br/centraldeindicadores					12	
	417-2 Incidents of non-compliance concerning product and service information and labeling	-	417-2.a, 417-2.b	Not applicable.	There were no administrative or judicial proceedings related to product labeling and information during the period.		16	
	417-3 Incidents of non-compliance concerning marketing communications	www.braskem.com.br/centraldeindicadores					16	

SASB *content index*

Industry: Chemicals

Topics	Code	Accounting metrics	Page or answer	SDG	WEF-IBC
Product design for use-phase efficiency	RT-CH-410a.1	Revenue from products designed for use-phasen resource efficiency	62	11	
Operational Safety, Emergency Preparedness & Response	RT-CH-540a.1.	Process Safety Incidents Count (PSIC), Process Safety Total Incident Rate (PSTIR), and Process Safety Incident Severity Rate (PSISR)	65, 66	8	
	RT-CH-540a.2	Number of transport incidents	www.braskem.com.br/centraldeindicadores	8	
Production	RT-CH-000.A	Production by reportable segment	www.braskem.com.br/centraldeindicadores	8	
Safety & environmental stewardship of chemicals	RT-CH-410b.1	(1) Percentage of products that contain Globally Harmonized System of Classification and Labeling of Chemicals (GHS) Category 1 and 2 Health and Environmental Hazardous Substances, (2) percentage of such products that have undergone a hazard assessment	www.braskem.com.br/centraldeindicadores	12	Planet
	RT-CH-410b.2	Discussion of strategy to (1) manage chemicals of concern and (2) develop alternatives with reduced human and/or environmental impact	66	12	Planet
Genetically modified organisms	RT-CH-410c.1	Percentage of products by revenue that contain genetically modified organisms (GMOs)	www.braskem.com.br/centraldeindicadores	12	Planet
Hazardous waste management	RT-CH-150a.1	Amount of hazardous waste generated, percentage recycled	58	12	
Water management	RT-CH-140a.1.	1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	48, 49	6 and 9	Planet
	RT-CH-140a.2.	Number of incidents of non-compliance associated with water quality permits, standards, and regulations	www.braskem.com.br/centraldeindicadores	6	
	RT-CH-140a.3.	Description of water management risks and discussion of strategies and practices to mitigate those risks	48	6 and 9	
Greenhouse gas emissions	RT-CH-110a.1	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	45	13	Planet
	RT-CH-110a.2.	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	37, 44	13	Planet
Energy management	RT-CH-130a.1.	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable, (4) total self-generated energy	38	7 e 9	Planet
Air quality	RT-CH-120a.1.	Air emissions of the following pollutants: (1) NOX (excluding N2O), (2) SOX, (3) volatile organic compounds (VOCs), and (4) hazardous air pollutants (HAPs)	58	3 and 12	Planet
Workforce health & safety	RT-CH-320a.1	(1) Total recordable incident rate (TRIR) and (2) fatality rate for (a) direct employees and (b) contract employees	65, 66	8	People
	RT-CH-320a.2.	Description of efforts to assess, monitor, and reduce exposure of employees and contract workers to long-term (chronic) health risks	65, 66	8	People
Community relations	RT-CH-210a.1	Discussion of engagement processes to manage risks and opportunities associated with community interests	52, 53, 54	11	
Management of the legal & regulatory environment	RT-CH-530a.1	Discussion of corporate positions related to government regulations and/or policy proposals that address environmental and social factors affecting the industry	47, 50, 74	16	Planet

SASB *content index*

Industry: Oil and gas – midstream

Topics	Code	Accounting metrics	Page or answer	SDG	WEF-IBC
Competitive behavior	EM-MD-520a.1	Total amount of monetary losses as a result of legal proceedings associated with federal pipeline and storage regulations	In 2023, Braskem had no losses coins as a result of legal procedures associated with federal petroleum regulations and storage.		Planet
Ecological impacts	EM-MD-160a.1	Description of environmental management policies and practices for active operations	55	8 and 12	Planet
	EM-MD-160a.2	Percentage of land owned, leased, and/or operated within areas of protected conservation status or endangered species habitat	www.braskem.com.br/centraldeindicadores	6, 14 and 15	Planet
	EM-MD-160a.3	Terrestrial acreage disturbed, percentage of impacted area restored	www.braskem.com.br/centraldeindicadores	6, 14 and 15	Planet
Greenhouse gas emissions	EM-MD-110a.1	Gross global Scope 1 emissions, percentage methane, percentage covered under emissions-limiting regulations	45	13	Planet
	EM-MD-110a.2	"Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets"	44	13	Planet
Air quality	EM-MD-120a.1	"Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) SOx, (3) volatile organic compounds (VOCs), and (4) particulate matter (PM10)"	58	3 and 12	Planet

Assurance *letter*

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Appendix

KPMG

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,
Chacara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent auditors' limited assurance report on non-financial information included in the Integrated Report

(A free translation of the original report in Portuguese, containing the Assurance Report)

To the Board of Directors and Shareholders
Braskem S/A.
São Paulo - SP

Introduction

We have been engaged by Braskem S/A. ("Company") to present our limited assurance report on the non-financial information included in the "Integrated Report for the year ended December 31, 2023" of Braskem S/A. for the year ended December 31, 2023.

Our limited assurance does not extend to prior period information or to any other information disclosed in conjunction with the Integrated Report, including any embedded images, audio files or videos.

Responsibilities of Braskem S/A.'s management

The management of Braskem S/A. is responsible for:

- select and establish appropriate criteria for the elaboration of the information contained in the Integrated Report;
- prepare the information in accordance with the criteria and guidelines of the Global Reporting Initiative (GRI - Standards), with the Sustainability Accounting Standard - Chemicals and Oil & Gas Midstream of the Sustainability Accounting Standards Board (SASB) and the CPC 09 Guidance - Integrated Reporting, correlated with the Basic Conceptual Framework of Integrated Reporting, prepared by the International Integrated Reporting Council (IIRC);
- design, implement, and maintain internal controls over information relevant to the preparation of Integrated Reporting that is free from material misstatement, whether due to fraud or error.

KPMG

Responsibility of the independent auditors

Our responsibility is to express a conclusion on the non-financial information included in the Integrated Report 2023, based on the limited assurance engagement conducted in accordance with Technical Communication CTO 07/2022 issued by the CFC, and based on NBC TO 3000 - Assurance Engagements other than Audits and Reviews, also issued by the CFC, which is equivalent to international standard ISAE 3000 - Assurance engagements other than audits or reviews of historical financial information, issued by the International Auditing and Assurance Standards Board (IAASB). These standards require compliance by the auditor with ethical requirements, independence, and other responsibilities relating to it, including the application of the Brazilian Quality Control Standard (NBC PA 01) and, therefore, the maintenance of a comprehensive quality control system, including documented policies and procedures on compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

Additionally, the standards require that the work be planned and performed with the objective of obtaining limited assurance that the non-financial information in the Integrated Report 2023, taken as a whole, is free from material misstatement.

A limited assurance engagement conducted in accordance with NBC TO 3000 (ISAE 3000) mainly consists of inquiries to Braskem S/A.'s management and other Braskem S/A.'s professionals who are involved in the preparation of information, as well as the application of analytical procedures to obtain evidence that enables us to conclude, in a limited assurance manner, on the information taken as a whole. A limited assurance engagement also requires the performance of additional procedures when the independent auditor becomes aware of matters that lead him to believe that the information disclosed in the Integrated Report, taken as a whole, may present material misstatements.

The procedures selected were based on our understanding of the aspects relating to the compilation, materiality and presentation of the information contained in the Integrated Report 2023, other circumstances of the engagement and our consideration of areas and the processes associated with the material information disclosed in the Integrated Report 2023 where material misstatements could exist. The procedures comprised, among others:

a. planning the work, considering the materiality of the aspects for Braskem S/A.'s activities, the relevance of the information disclosed, the volume of quantitative and qualitative information and the operating and internal control systems that served as a basis for the preparation of the information contained in the Integrated Report 2023.

b. the understanding of the calculation methodology and the procedures for the compilation of the indicators through inquiries with the managers responsible for the preparation of the information;

c. the application of analytical procedures on the quantitative information and inquiries on the qualitative information and its correlation with the indicators disclosed in the information contained in the Integrated Report 2023; and

d. for the cases in which the non-financial data correlate with indicators of a financial nature, the confrontation of these indicators with the accounting statements and/or accounting records.

Assurance *letter*

KPMG

e. analysis of the processes for preparing the Report and its structure and content, based on the Content and Quality Principles of the Sustainability Reporting Standards of the Global Reporting Initiative - GRI, with the Sustainability Accounting Standard - Chemicals and Oil & Gas Midstream of the Sustainability Accounting Standards Board (SASB), with the CPC 09 Guidance - Integrated Reporting (which correlates to the Basic Conceptual Framework of Integrated Reporting, prepared by the International Integrated Reporting Council - IIRC);

f. evaluation of the sampled non-financial indicators;

g. understanding the calculation methodology and the procedures for the compilation of the indicators through interviews with the managers responsible for the preparation of the information;

h. analysis of the reasonableness of the justifications for the omission of performance indicators associated with aspects and topics indicated as material in the Company's materiality analysis.

The limited assurance work also comprised adherence to the guidelines and criteria of the GRI - Standards elaboration framework applicable in the preparation of the information included in the Integrated Report 2023.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our limited assurance conclusion.

Scope and limitations

The procedures performed in limited assurance work vary in nature and timing, and are smaller in extent than in reasonable assurance work. Consequently, the level of assurance obtained in limited assurance work is substantially lower than that which would be obtained if reasonable assurance work had been performed. If we had performed reasonable assurance work, we could have identified other issues and possible distortions that may exist in the information contained in the Report. Therefore, we do not express an opinion on this information.

Non-financial data are subject to more inherent limitations than financial data, given the nature and diversity of the methods used to determine, calculate or estimate these data. Qualitative interpretations of materiality, relevance, and accuracy of the data are subject to individual assumptions and judgments. Additionally, we did not perform any work on data reported for prior periods, nor in relation to future projections and targets.

The preparation and presentation of sustainability indicators followed the GRI - Standards criteria and, therefore, are not intended to ensure compliance with social, economic, environmental or engineering laws and regulations. These standards do, however, provide for the presentation and disclosure of any non-compliance with such regulations when significant sanctions or fines are incurred. Our assurance report must be read and understood in this context, inherent to the selected criteria (GRI - Standards).

KPMG

Conclusion

Based on the procedures performed, described in this report and the evidence obtained, nothing has come to our attention that causes us to believe that the non-financial information included in the Integrated Report for the year ended December 31, 2023 of Braskem S/A., have not been prepared, in all material respects, in accordance with the Sustainability Reporting Standards of the Global Reporting Initiative - GRI, the Sustainability Accounting Standard - Chemicals and Oil & Gas Midstream of the Sustainability Accounting Standards Board (SASB) and with the Guidance CPC 09 - Integrated Reporting (which correlates to the Integrated Reporting Framework prepared by the International Integrated Reporting Council - IIRC).

São Paulo, March 21, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6

Flavio Gazzoli Goncalves
CRC 1SP290557/O-2

Credits

GRI 2-5

Braskem
Sustainable Development
Marketing & Corporate Communication
Investor Relation

TheMediaGroup
Consulting, content and design

Images
Brand Center Braskem
Getty Images

Verification
KPMG

2023

Braskem